As filed with the Securities and Exchange Commission on October 10, 2001
Registration No. 333-13844

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ALLIANCE MEDICAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7389	86-0898793
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10232 South 51st Street

Phoenix, Arizona 85044
(480) 763-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ricardo M. Ferreira

President and Chief Executive Officer
Alliance Medical Corporation
10232 South 51st Street
Phoenix, Arizona 85044
(480) 763-5300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Richard B. Stagg Daniel M. Mahoney Frank W. Busch III Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004 (602) 382-6000	Donald J. Murray Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, check the following box:  ☐

     If this Form is filed to register additional securities for an offering under Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

     If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

     If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

     If delivery of the prospectus is expected to be made under Rule 434, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

	Proposed
	Maximum Aggregate	Amount of
Title of Securities to be Registered	Offering Price(1)(2)	Registration Fee(3)

Common stock, par value $.001.	$69,000,000	$17,250

(1)	In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)  Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting under said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	October 10, 2001

                            Shares

Common Stock

This is our initial public offering of shares of our common stock. No public market currently exists for our common stock. We expect the public offering price to be between $     and $     per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “ALMC.”

Before buying any shares of our common stock you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to           shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $          , and our total proceeds, before expenses, will be $          .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about             , 2001.

UBS Warburg

U.S. Bancorp Piper Jaffray
Dain Rauscher Wessels

THE ALLIANCE REPROCESSING SYSTEM

CLEANING

Devices are subjected to a cleaning
process that is specific to each type of
device, taking into account its
materials, design, assembly, and
operational characteristics. This
cleaning protocol is subject to rigorous
testing by an outside laboratory.

FUNCTION TESTING

To ensure that devices will be fully
functional after reprocessing, each
device is subjected to a specific set of
testing methods and procedures, which
may include electrical profiling and
inspection to determine whether the device
conforms to established visual and
dimensional standards.

STERILIZATION

The sterilization of each device is
validated at specified assurance levels
using state-of-the-art Ethylene Oxide
sterilization chambers, which enable
sterilization at low temperatures. An
independent outside laboratory is used
to confirm sterilization with respect to
each lot prior to release to the
customer.

Prospectus summary
The offering
Summary consolidated financial data
Risk factors
Forward-looking information
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Management
Related party transactions
Principal stockholders
Description of capital stock
Shares eligible for future sale
Underwriting
Legal matters
Experts
Change in independent auditors
Where you can find more information
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
S-1/A
EX-3.1
EX-4.11(a)
EX-4.11(b)
EX-10.12(a)
EX-10.12(b)
EX-23.1
EX-23.2

________________________________________________________________________________

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including                     , 2001 (the 25th day after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary	3
The offering	5
Summary consolidated financial data	6
Risk factors	7
Forward-looking information	15
Use of proceeds	16
Dividend policy	17
Capitalization	18
Dilution	19
Selected financial data	21
Management’s discussion and analysis of financial condition and results of operations	23
Business	34
Management	47
Related party transactions	54
Principal stockholders	57
Description of capital stock	59
Shares eligible for future sale	62
Underwriting	64
Legal matters	66
Experts	66
Change in independent auditors	66
Where you can find more information	66
Index to financial statements	F-1

As used in this prospectus, references to “we,” “our,” “us,” and “Alliance” refer to Alliance Medical Corporation and its subsidiaries, unless the context requires otherwise.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock, which we discuss under “Risk factors,” and our consolidated financial statements and related notes. Except as otherwise indicated, information in this prospectus assumes the conversion of all of our preferred stock into                    shares of our common stock and assumes no exercise of the underwriters’ over-allotment option.

OUR BUSINESS

We are a leading reprocessor of disposable medical devices that are used in a variety of medical procedures. Customers that implement our reprocessing programs can significantly reduce the costs associated with purchasing new devices, avoid the burdens of complying with government regulations, and reduce exposure to potential liability without compromising patient safety. Our comprehensive programs are designed to cover all phases of reprocessing and are easily implemented by health care facilities with minimal disruption to their workflow. For the six months ended June 30, 2001, we provided reprocessing services to 619 health care facilities. We have entered into contracts with several leading national hospital group purchasing organizations and a number of nationally-recognized hospital networks, including AmeriNet, Inc., Henry Ford Health System, Kaiser Foundation Health Plan, Inc., Mayo Foundation for Medical Education and Research, Providence Health System, University HealthSystem Consortium, and VHA, Inc., that collectively represent more than 3,000 health care facilities. We believe these contracts, together with our financial resources and technical expertise, position us to capitalize on significant opportunities created by recent changes in the regulatory environment governing reprocessing.

INDUSTRY BACKGROUND

Reprocessing of disposable medical devices involves cleaning, function testing, and sterilizing used devices to ensure that they are safe and effective for reuse and will perform the functions for which they were designed. By reprocessing, rather than discarding, disposable medical devices after their initial use, hospitals and other health care facilities can substantially reduce their materials acquisition costs. An estimated $30 billion of disposable medical devices were sold in the United States in 2000. We estimate that at least 5% of this market consists of devices that may be reused if properly reprocessed and sterilized, which represents a potential market for reprocessing of more than $1 billion.

Many types of devices that are labeled as single-use may be reprocessed and safely reused in subsequent medical procedures. A significant number of these devices have been labeled as single-use by the manufacturer not because they are unsuitable for reuse, but rather to take advantage of the relatively shorter time periods required to obtain FDA approval for single-use devices or to benefit from the recurring nature of revenue generated by the sale of single-use devices.

Studies have indicated that up to 30% of US hospitals reuse disposable medical devices and that over two-thirds of the reprocessing market historically has been represented by hospitals that reprocess devices in-house. More recently, however, many health care providers have either been unable or unwilling to continue reprocessing in-house and have been forced to outsource their reprocessing needs to a relatively small number of independent third-party reprocessors.

KEY DEVELOPMENTS AFFECTING THE REPROCESSING INDUSTRY

Many health care providers that have not yet adopted reprocessing have cited public health concerns regarding the potential risks associated with reusing reprocessed medical devices, including the fact that, historically, third-party reprocessors were not subject to the same degree of regulatory oversight as original equipment manufacturers. Two events occurred in 2000, however, that should allay concerns regarding the safety and effectiveness of reprocessing.

First, in June 2000, the US General Accounting Office, or GAO, issued a report citing clinical evidence that demonstrated certain devices could be reprocessed without compromising patient safety. Moreover, infection control experts advised the GAO that, with proper procedures, reprocessing of appropriate disposable medical devices had not been demonstrated to create a public health risk. Second, in August 2000, the US Food and Drug Administration, or FDA, adopted a Guidance Document providing that both hospital and third-party reprocessors of disposable medical devices are subject to the same extensive regulations as those applied to original device manufacturers.

Compliance with the FDA requirements is difficult and costly to achieve and maintain. As a result, we believe many health care providers with in-house reprocessing programs will consider outsourcing their reprocessing needs to third-party reprocessors, particularly those with the financial resources and technical expertise necessary to ensure safe and reliable reprocessing in compliance with FDA regulations.

THE ALLIANCE SOLUTION

We believe that we are well positioned to be the third-party reprocessor of choice for health care providers seeking to outsource their reprocessing needs. We believe our reprocessing system offers the following advantages to our existing and potential customers:

•	demonstrable cost savings;

•	elimination of regulatory burdens applicable to reprocessors;

•	easy implementation with no changes in practice patterns or buying preferences;

•	convenient and cost-efficient collection procedures; and

•	stringent adherence to high quality control procedures.

OUR STRATEGY

Our objective is to continue to lead the market for medical device reprocessing by using our financial resources and technical expertise to take advantage of the opportunities created by the new FDA regulatory environment. To achieve this objective, we intend to:

•	promote awareness of the benefits of reprocessing;

•	further penetrate our existing customer relationships;

•	focus on low-risk and high-margin products;

•	aggressively pursue national accounts and group purchasing contracts; and

•	formulate strategic partnerships and pursue selected acquisitions.

We were incorporated in Delaware in October 1997 as GB Company and changed our name to Alliance Medical Corporation in February 1998. Our principal executive offices are located at 10232 South 51st Street, Phoenix, Arizona 85044, and our telephone number is (480) 763-5300. Our web site is www.alliance-medical.com. The information contained on our web site is not incorporated by reference into and does not form any part of this prospectus.

ORDirectTM and QuickStartTM are trademarks of Alliance Medical Corporation.

The offering

The following information assumes that the underwriters do not exercise their over-allotment option to purchase additional shares in this offering.

Common stock being offered	shares
Common stock to be outstanding after the offering	shares

Use of proceeds	To complete and support ongoing regulatory initiatives; expand our sales and service infrastructure; pay accrued dividends to preferred stockholders; purchase new equipment to automate and improve productivity of reprocessing operations; fund research and development efforts; make potential acquisitions; and provide funds for capital expenditures, working capital, and general corporate purposes. See “Use of proceeds.”

Proposed Nasdaq National Market symbol	ALMC

Unless otherwise indicated, all information in this prospectus has been adjusted to reflect:

•	a for split of our common stock to be completed prior to the closing of this offering; and

•	the conversion of all of our outstanding preferred stock into shares of our common stock.

The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on the number of shares of our common stock outstanding as of October 10, 2001 and excludes:

•	3,084,500 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2001 at a weighted-average exercise price of $1.00 per share;

•	1,101,460 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2001 at a weighted-average exercise price of $1.77 per share; and

•	up to 79,500 additional shares of our common stock reserved for issuance under our 1999 Stock Incentive Plan and up to 1,750,000 additional shares of our common stock reserved for issuance under our 2001 Stock Incentive Plan.

Between June 30, 2001 and October 10, 2001, warrants to purchase 338,702 shares of our common stock expired.

Summary consolidated financial data

The following historical statement of operations data for the years ended December 31, 1998, 1999, and 2000 are derived from our audited financial statements. The statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 are derived from our unaudited financial statements included in this prospectus, and include all adjustments consisting only of normal, recurring adjustments which we consider necessary for a fair presentation of the data. The unaudited pro forma statements of operations are derived from the unaudited pro forma consolidated financial statements and reflect our acquisition of Paragon Health Care Corporation as if that acquisition occurred on January 1, 2000. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year, for any other interim period, or for any future fiscal year. You should read the information contained in this table in conjunction with our consolidated financial statements and the related notes, “Use of proceeds,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” and “Unaudited pro forma condensed consolidated financial statements” contained elsewhere in this prospectus.

	Year ended December 31,				Six months ended June 30,

Statements of				Pro forma			Pro forma
operations data	1998	1999	2000	2000(1)	2000	2001	2001(1)

Revenue	$4,522,878	$5,821,638	$6,403,603	$10,125,874	$3,006,931	$6,669,902	$7,066,546
Cost of revenue	2,715,518	3,661,309	6,177,958	7,928,970	3,183,932	4,041,771	4,170,903

Gross profit (loss)	1,807,360	2,160,329	225,645	2,196,904	(177,001)	2,628,131	2,895,643

Operating expenses:
General and administrative	1,964,984	2,246,366	2,033,502	4,508,243	965,275	1,549,861	1,838,936
Selling and marketing	2,652,248	2,770,041	4,767,499	4,767,499	1,912,441	4,171,949	4,263,119
Regulatory compliance	—	—	557,123	557,123	—	1,096,443	1,096,443
Reversal of litigation reserve	—	—	(261,213)	(261,213)	—	—	—

Total operating expenses	4,617,232	5,016,407	7,096,911	9,571,652	2,877,716	6,818,253	7,198,498

Loss from operations	(2,809,872)	(2,856,078)	(6,871,266)	(7,374,748)	(3,054,717)	(4,190,122)	(4,302,855)
Other income (expense)—net	(918,492)	(149,842)	139,931	128,286	(11,867)	(116,339)	(116,339)

Net loss before extraordinary loss	(3,728,364)	(3,005,920)	(6,731,335)	(7,246,462)	(3,066,584)	(4,306,461)	(4,419,194)
Extraordinary loss—
Early extinguishment of debt	—	(412,500)	—	—	—	—	—

Net loss	(3,728,364)	(3,418,420)	(6,731,335)	(7,246,462)	(3,066,584)	(4,306,461)	(4,419,194)
Less: Cumulative preferred stock dividend	—	(307,397)	(948,274)	(948,274)	(340,000)	(980,000)	(980,000)
Accretion to redemption value	—	—	(4,334,414)	(4,334,414)	—	(3,720,570)	(3,720,570)

Loss attributable to common stockholders	$(3,728,364)	$(3,725,817)	$(12,014,023)	$(12,529,150)	$(3,406,584)	$(9,007,031)	$(9,119,764)

Net loss per share before extraordinary items		$(0.82)

Net loss per share—basic and diluted	$(1.43)	$(0.92)	$(2.32)	$(2.42)	$(0.66)	$(1.74)	$(1.76)

Weighted-average shares used in calculating loss per share — basic and diluted	2,614,262	4,040,926	5,177,660	5,177,660	5,177,660	5,177,660	5,177,660

	As of June 30, 2001

			Pro forma
Balance sheet data	Actual	Pro forma(2)	as adjusted(2)(3)

Cash and cash equivalents	$46,268	$3,816,268	$
Working capital (deficiency)	(1,010,368)	2,759,632
Total assets	13,338,922	17,108,922
Long-term debt	500,000	500,000
Redeemable preferred stock	34,064,954	37,834,954
Net stockholders’ (capital deficiency) equity	$(26,095,589)	$(26,095,589)	$

(1)	See “Unaudited pro forma condensed consolidated financial statements” beginning on F-35 for information regarding the unaudited pro forma adjustments made to our historical data.

(2)	Gives effect to the issuance of 2,171,427 shares of Series D preferred stock in exchange for proceeds of $3.8 million, net of approximately $30,000 of offering expenses, as if those shares had been issued on June 30, 2001.

(3)	Gives further effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the completion of this offering and to the sale of shares in this offering at an assumed public offering price of $ per share and the receipt of the estimated net proceeds therefrom. See “Use of proceeds.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations, or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We are an early stage company that may never achieve or maintain profitability, which could cause the price of our common stock to decline.

We have experienced significant losses each year since inception. We had a net loss of approximately $3.4 million for the year ended December 31, 1999, approximately $6.7 million for the year ended December 31, 2000, and approximately $4.3 million for the six months ended June 30, 2001. At June 30, 2001, we had an accumulated deficit of approximately $26.1 million. We have generated limited revenue from the sale of our services, and it is possible that we will never generate sufficient revenue to achieve or maintain profitability. If we are unable to achieve and maintain profitability, the market value of our common stock will likely decline.

Our results of operations may vary from quarter to quarter in future periods and, as a result, we may not meet the expectations of our investors or securities analysts, which could cause our stock price to fluctuate or decline.

Our revenues and results of operations have fluctuated significantly in the past and could fluctuate significantly in the future. Accordingly, you should not rely on period-to-period comparisons of operations as an indication of future performance.

Our results may fluctuate due to the factors described in these “Risk factors,” as well as:

•	increases or decreases in demand for our services;

•	changes in the types of products that we reprocess;

•	the impact of acquisitions or other significant corporate events;

•	changes in the manner in which our operations are regulated; and

•	increases in our operating expenses.

A substantial portion of our operating expenses is related to personnel costs, marketing programs, and overhead, which we may not be able to adjust quickly and are therefore relatively fixed in the short term. Our operating expenses are based, in significant part, on our expectations of future revenues. If actual revenues are below our expectations, we may not achieve our anticipated operating results. Moreover, it is possible that in some future periods our results of operations may be below the expectations of analysts and investors. In this event, the market price of our common stock is likely to decline.

If third-party reprocessing is not accepted by health care providers, our company will not be successful.

Third-party reprocessing of disposable medical devices is a relatively new and evolving industry that has not yet achieved widespread market acceptance. Market acceptance of third-party reprocessing will depend on a variety of factors, including:

•	concerns regarding the safety and effectiveness of reprocessed disposable medical devices;

Risk factors

•	concerns regarding potential liability resulting from the use of reprocessed disposable medical devices;

•	perceived cost and administrative burdens associated with implementing a reprocessing program;

•	concerns regarding the timely return of reprocessed medical devices to the health care facility; and

•	evaluation of the cost-effectiveness of reprocessing disposable medical devices relative to purchasing new devices.

Even if the health care community generally accepts our reprocessing procedures, recommendations and endorsements by influential surgeons and other physicians will be important to the commercial success of our reprocessing business. If these or other factors beyond our control prevent a significant portion of the health care community from adopting third-party reprocessing as a common practice, the prospects for growth of our industry in general and our business in particular would be impaired.

If products we reprocess injure our customers’ patients, our ability to compete for new business or retain our existing customers may be harmed.

We believe the key factor underlying the acceptance of third-party reprocessing by health care providers is the perception that disposable medical devices may be reused without compromising patient safety. If a disposable medical device we reprocess injures a patient, we may suffer a number of negative consequences, including:

•	damage to our reputation;

•	delayed or lost revenue due to adverse client reaction; and

•	regulatory actions.

In addition, negative media reports or other publicity concerning medical device reprocessing, whether regarding us, our competitors, or the industry as a whole, may broadly and adversely affect our industry in general and our business in particular. Even if such publicity is not about us, our customers and potential customers may not distinguish our services or the reprocessing procedures we have implemented from those of our competitors or others engaged in reprocessing. Also, under most of our customer contracts, we are required to indemnify our customers against losses they suffer from patient injury resulting from reprocessed medical devices. Any of these events could undermine market acceptance of reprocessing and lead to increased regulatory burdens, which could adversely affect our business.

If product liability suits are filed against us, we could be required to engage in expensive and time-consuming litigation, pay substantial damages, and face an increase in our insurance rates.

If a medical device we reprocess is reused and causes injury to or infects one or more of our customer’s patients, we may become liable under product liability theories for damages resulting from product failure. Consequently, we face a significant risk of product liability claims. Claims of liability for product failure and patient injury could divert management’s attention from our core business, be expensive to defend, and result in sizable damage awards against us. We cannot assure you that our product liability insurance would adequately protect us from product liability claims. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future. Even in the absence of a claim, our insurance rates may rise in the future to a point where they become prohibitively expensive.

Risk factors

If one or more of our large customers terminate their contracts with us, which generally allow for termination without cause, we could lose a significant amount of revenue.

Our form of reprocessing agreement typically permits our customers to cancel that agreement at any time without cause upon 30 days’ written notice. Consequently, termination of customer agreements can occur for any or no reason. If one or more of our large customers cancel their existing reprocessing contracts, we could lose a significant amount of our revenue. No one customer, however, accounted for more than 10% of our revenue for the six months ended June 30, 2001.

If our relationship with Stericycle/ BFI or Hospitec, which play critical roles in our ORDirect Program, is impaired or severed, or if a problem occurs with Federal Express, our carrier, we may need to restructure our operations or cease reprocessing surgical devices, which could adversely affect our revenues.

We currently rely on Stericycle/ BFI, Hospitec, Inc., and Federal Express to provide critical services and products in connection with the operation of our ORDirect program, a turnkey program that is designed to facilitate collection of surgical devices and accounted for approximately 9.8% of our revenue for the six months ended June 30, 2001. We currently do not have contracts with any of these service providers. If Stericycle/ BFI, Hospitec, or Federal Express fails or is unable to perform as expected or if we lose their services, we may not be able to reprocess surgical devices in a timely manner, if at all.

Our business depends heavily upon regulatory compliance and approval, which significantly increases the costs and risks associated with our business.

The reprocessing of medical devices is subject to extensive regulation in the United States. For many years, third-party reprocessors have been subject to the FDA’s regulations requiring good manufacturing practices, labeling, medical device reporting, establishment registration, and device listing. In August 2000, the FDA adopted a Guidance Document describing its plan for phased enforcement of pre-market requirements in addition to other regulatory requirements in connection with the reprocessing of disposable medical devices and extending all regulations to hospital reprocessors, as well as third-party reprocessors. Compliance with the FDA’s regulatory requirements will substantially increase the cost and administrative burdens associated with reprocessing. Reprocessors of disposable medical devices are subject to all the regulatory requirements also applicable to original equipment manufacturers, including:

•	registration and listing;

•	pre-market notification and approval requirements;

•	submission of adverse event reports under the Medical Device Reporting regulations;

•	manufacturing and other requirements under the Quality System Regulation;

•	labeling requirements;

•	medical device tracking;

•	medical device corrections and removals; and

•	post-marketing reporting.

Risk factors

Failure to comply with applicable regulatory requirements can result in enforcement actions which may include:

•	prohibiting specific devices from being reprocessed;

•	ceasing marketing;

•	operating under an injunction;

•	paying significant fines and penalties; and

•	criminal prosecutions and similar FDA actions that could adversely affect our business and profitability.

In addition, the FDA has stated that it intends to phase-in additional oversight of the reprocessing industry based on its assessment of current practices and potential risks over time. Although we believe we are in substantial compliance with the requirements the FDA is currently enforcing with respect to reprocessors, we cannot guarantee you that we will be able to maintain our compliance with these requirements, that we will be able to comply with any future requirements the FDA may impose on us, or that the cost of compliance will not adversely affect our revenue and profitability.

We are subject to a variety of other regulations, including those relating to the environment, health, and safety. Complying with these regulations can be expensive and restrict how we do business.

In addition to the FDA regulations described above, a variety of local, state, and federal laws and regulations govern our business, including those administered by the Occupational Safety and Health Administration and the Environmental Protection Agency. For example, we store, handle, and dispose of medical waste and other controlled hazardous and biological materials in our business. We incur substantial costs to manage these materials in accordance with applicable regulations, and if we fail to comply with these regulations, we could be subject to substantial fines and other sanctions, delays, and increased operating costs. In addition, if regulated materials were improperly released at our current or former facilities or at locations to which we send materials for disposal, we could be strictly liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays and increased operating costs. We may in the future be subject to the other environmental, health, and safety regulations that may affect our operations.

If we do not receive and maintain necessary FDA approvals, we will not be able to operate our business as currently conducted.

In August 2000, the FDA adopted a Guidance Document explaining its policy for enforcement of regulatory requirements in connection with the reprocessing of disposable medical devices. Among other things, the FDA is requiring hospital and third-party reprocessors to comply with the pre-market regulatory requirements currently applicable to original equipment manufacturers. As a result of this new regulatory requirement, unless an exemption applies, we must obtain, for each medical device that we wish to reprocess, a 510(k) clearance or pre-market approval from the FDA. The process involved in obtaining either of these authorizations can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from four to twelve months, but may take longer. The pre-market approval, or PMA, process is much more costly, lengthy, and uncertain, generally taking from one to three years or even longer after all the necessary data are submitted in the PMA. In its August 2000 Guidance Document, the FDA established dates, varying by class of medical device, by which reprocessors must file for and obtain these authorizations, in order to continue reprocessing the devices. You should refer to “Business—Government Regulation” for details on these deadlines and our progress in meeting

Risk factors

them. We have limited experience in obtaining FDA clearances or approvals, and the FDA has limited experience in the application of pre-market review requirements to medical device reprocessors, which may increase the potential for delays in the FDA review process. Delays in filing for or obtaining regulatory clearance or approval would disrupt our operations, which would adversely affect our revenue and profitability. We may not be successful in obtaining such approvals or clearances or maintaining any approvals and clearances that we may obtain in the future.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation, our operations could be delayed and our business could be harmed.

Our reprocessing operations are required to comply with the FDA’s Quality System Regulation, or QSR, which incorporates the requirements of Good Manufacturing Practice and covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, and shipping of devices. The FDA enforces the QSR through periodic unannounced inspections. The FDA has inspected our facilities in the past and has identified certain deficiencies that we have had to cure. We cannot assure you that future inspections will not identify other deficiencies or that we would be able to cure any observed deficiencies in a timely fashion or without incurring significant cost. If the FDA observes significant deficiencies during an inspection, our operations could be disrupted. If we fail to take corrective action in response to a QSR inspection, the FDA could force us to cease our reprocessing operations, recall our reprocessed devices, delay the grant of pre-market clearance or approval, or subject us to other enforcement actions that could have a material adverse effect on our or our customers’ operations.

We may be adversely impacted by competitive factors. Moreover, because there are relatively few barriers to entry in our industry, new competitors could cause us to lose business opportunities or personnel and limit our ability to increase or sustain our revenue.

The reprocessing industry is highly competitive. Historically, we have competed with both other third-party reprocessors and hospitals that have engaged in reprocessing internally. We also compete, in effect, with the original equipment manufacturers that promote disposable medical devices as single-use products. Competitive factors can result in reduced market share and lower profit margins.

There are relatively few barriers to entry in our industry that cannot be overcome by competitors with significant financial resources and access to technical personnel. We do not own any technologies that preclude or inhibit competitors from entering the areas in which we compete. As a result, we expect competition to continue and to intensify from both existing competitors and from potential new entrants in our industry. Existing or future competitors may:

•	independently develop and implement superior reprocessing systems;

•	reduce prices;

•	offer new services;

•	hire our professional and other personnel; or

•	win new customers for which we are competing.

Any of these actions could place us at a competitive disadvantage and hurt our revenue and profitability.

Risk factors

Actions by medical device manufacturers may impair our ability to compete effectively or otherwise hurt our business.

Because reprocessing tends to reduce the number of disposable medical devices purchased from device manufacturers, we and other medical device reprocessors may face competitive or claims-based measures by original equipment manufacturers designed to protect their market share. For example, manufacturers sometimes offer to sell their devices for a lower price to health care facilities that agree not to reprocess. Manufacturers could also try to redesign their devices to make reprocessing difficult or cost-prohibitive. Citizen petitions have also been submitted to the FDA on behalf of manufacturers seeking changes in the regulation of the reprocessing industry, including changes in the labeling of reprocessed medical devices. In addition, original device manufacturers have in the past claimed, and may claim in the future, that we or our customers infringe their patents or trademarks. Any such claims, regardless of their merit, could divert management’s attention from our core business, be expensive to defend, and result in a damage award against us. Such competitive tactics could adversely affect our ability to conduct our business and our financial condition.

We depend significantly on key personnel, and if we lose one or more of our senior management members, our ability to deliver reprocessing services efficiently and profitably could be adversely affected.

Our success largely depends on the skills, experience, and efforts of the members of our senior management. The loss of any of their services would weaken our management expertise and harm our business. With the exception of Mr. Ricardo M. Ferreira, our President and Chief Executive Officer, we do not have any key person life insurance on such individuals. Please see “Management” for more information.

If we are not able to maintain adequate personnel, systems, or other resources to effectively manage our planned growth, our ability to deliver services could be impaired and cause our customer and employee relations to suffer.

Our anticipated growth may strain our managerial and operational resources by diverting management attention from servicing our customers’ reprocessing needs to personnel recruitment, training, and infrastructure development. To manage future growth, we must continue to improve our operating and financial systems, procedures and controls, and to expand, train, retain, and manage our personnel base. Although our reprocessing facility has substantial excess capacity, we have experienced periodic difficulties of a short-term nature in meeting our customers’ expectations for the timely return of reprocessed medical devices. These difficulties resulted primarily from our transition to our new reprocessing facility and our temporary inability to recruit and train a sufficient number of qualified personnel to effectively reprocess the increased number of medical devices being sent to the new reprocessing facility. To increase sales, we must also recruit, train, and retain additional account executives, who are responsible for field sales and customer service. The loss of a substantial number of our reprocessing technicians or account executives or the inability to recruit these individuals in sufficient numbers could negatively affect our revenues. If our systems, procedures, and controls are inadequate to support our operations, we would not be able to reprocess medical devices on a timely basis or attract new customers or employees, and our planned growth may not materialize.

If a natural disaster or other unanticipated problem damages or renders our facilities inoperable, our operations would be disrupted and our business would be harmed.

Our reprocessing facility is located in a single building in Phoenix, Arizona. We also have a sorting facility located in Apopka, Florida. Despite precautions taken by us, a natural disaster such as fire or other unanticipated problem at either of these facilities could disrupt our ability to perform our

Risk factors

reprocessing services or otherwise operate our business. In the event of any such problem, any inventory of supplies or products we have on hand for reprocessing or delivery may be destroyed. Although we believe that we possess adequate insurance to cover damage to our property and disruption to our business from fire and other casualties, such coverage may not be sufficient to protect us against all of our potential losses and may not continue to be available on acceptable terms, if at all. Any prolonged or repeated disruption or inability to perform our services or operate our business would have a material adverse effect on our business and profitability.

If we are unable to successfully integrate the operations of Paragon or other companies we may acquire in the future, our business could be harmed.

In February 2001, we acquired Paragon Health Care Corporation, a third-party reprocessor focused on electrophysiology (EP) catheters, and may in the future undertake acquisitions of other companies providing services or having technologies and operations that we believe complement our business. Acquisitions involve numerous risks, including difficulties in the integration of the operations, technologies, and services of the acquired companies, the diversion of management’s attention from other business concerns, and the potential loss of key employees of the acquired businesses. We are in the process of integrating Paragon’s operations with our business and cannot assure you that we will be able to do so successfully. If we fail to successfully integrate Paragon or other companies that we may acquire in the future, our business could be harmed.

RISKS RELATED TO THIS OFFERING

Our directors, executive officers, and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors, and principal stockholders holding more than 5% of our common stock together will control approximately   % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control or a merger, consolidation, or other business combination at a premium price if these stockholders oppose it. This concentration of ownership may not be in the best interest of our other stockholders.

Our certificate of incorporation, bylaws, and Delaware law contain provisions that could discourage a takeover.

Our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay, or prevent a change in the control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of our common stock and limit the price that investors might be willing to pay in the future for our common stock. See “Description of capital stock.”

Our common stock has not previously been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if one develops, it may not be sustained. The price of the common stock sold in this offering will not necessarily reflect the market price of the

Risk factors

common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

•	the announcement of new customers or service enhancements by us or our competitors;

•	the loss by us of significant customers;

•	quarterly variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts, or our failure to achieve analysts’ earnings estimates;

•	developments in our industry, particularly with respect to FDA regulations or changes in the health care insurance cost reimbursement system; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock prices of many companies in both the medical device and medical services industries have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our common stock.

Our stock price, like that of many early stage medical technology companies, may be volatile, which may increase our exposure to stockholder derivative lawsuits.

If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock is low. In the past, securities class action litigation has often been filed against a company after a period of volatility in the market price of its stock. Any securities litigation claims filed against us could result in substantial expense and the diversion of management’s attention from our core business.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares eligible for future sale.”

If our management team does not effectively allocate the proceeds of this offering, we may fail to achieve our objectives and our stock price may decline.

Our management has significant flexibility in applying the proceeds that we receive in this offering. We intend to use a portion of the proceeds from this offering to support our regulatory compliance efforts, expand our direct sales force, pay accrued dividends on our preferred stock, purchase equipment to increase productivity, support research and development efforts to expand the number of devices suitable for reprocessing, and construct an additional reprocessing facility, if necessary, to meet increased demand for our services. We also may use a portion of the net proceeds to pursue acquisitions of other companies that we believe will complement our business. Because the proceeds are not required to be allocated to any specific investment or transaction, you cannot determine the value or propriety of our management’s application of the proceeds prior to your investment. If we do not allocate the proceeds of the offering effectively, we may fail to achieve our objectives and the market price of our common stock may decline.

Forward-looking information

This prospectus, including the documents incorporated by reference, contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans, and objectives of management for future operations, are forward-looking statements. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. In particular, these include, among other things, statements relating to:

•	our estimates regarding the potential size of the reprocessing market;

•	our competitive advantage in generating business from certain group purchasing organizations and nationally-recognized hospital networks and their affiliated health care facilities;

•	our ability to use our financial resources and technical expertise to capitalize on recent regulatory changes;

•	health care facilities’ ability to realize cost savings through the use of reprocessing;

•	the removal of regulatory burdens and product liability exposure from our customers; and

•	our ability to further penetrate the reprocessing market.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties, and assumptions described in “Risk factors.” In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus, including those in “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business.”

Our forward-looking statements speak only as of the date the statement was made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that we will receive net proceeds of approximately $          million from the sale of          shares of our common stock in this offering, or $          million if the underwriters’ over-allotment option is exercised in full. Net proceeds are what we expect to receive after we pay the underwriting discounts and commissions and the estimated offering expenses. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $     per share.

We currently intend to use the net proceeds of this offering as follows:

•	approximately $2 million to complete our initial regulatory compliance efforts, which include the preparation and submission of 510(k) and PMA notifications for each device we intend to continue to reprocess, and to support ongoing regulatory efforts and clinical trials;

•	approximately $2 million to expand our direct sales force and add service technicians;

•	approximately $2 million to purchase new equipment to automate and improve the productivity of our reprocessing operations;

•	approximately $1 million to support research and development efforts designed to expand the range of devices suitable for reprocessing; and

•	approximately $10 million to construct an additional reprocessing facility, if necessary, to handle anticipated growth in operations.

Upon the completion of this offering, as required by the terms of our preferred stock, we also intend to pay approximately $2.7 million to the holders of our preferred stock, representing cumulative dividends through and including October 1, 2001. These cumulative dividends have been accruing on a daily basis at a rate of 8% per year since the date of issuance of each separate series. The holders of our preferred stock include officers, directors, principal stockholders, and other affiliated persons. We also may use a portion of the net proceeds to acquire additional businesses, services, products, or technologies or to invest in additional businesses that we believe will complement our current or future business. However, we are not party to any definitive agreement regarding any material acquisition or investment. We intend to use the remaining net proceeds, if any, for working capital and general corporate purposes.

The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated or used by our operations, the rate of growth, if any, of our business, regulatory developments, including whether or not we will be required to conduct clinical trials, potential acquisitions, and competitive conditions. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering.

For information regarding specific amounts to be paid to certain affiliated holders of the preferred stock, see “Related party transactions” at page 54. For information regarding the anticipated cost to complete our initial regulatory compliance efforts, see “Management’s discussion and analysis of financial condition and results of operations — Overview” at page 23.

Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds, or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.

Dividend policy

Prior to this offering, we have never declared or paid any dividends on our capital stock. However, in connection with the completion of this offering, we are obligated to pay the holders of our preferred stock accrued dividends. Other than these accrued dividends, we anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Additionally, under our loan agreement, we are prohibited from declaring dividends without the prior consent of our lender. Therefore, we do not expect to pay cash dividends, other than the payment of accrued dividends to the holders of preferred stock, in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, and other factors that the board of directors may deem relevant.

Capitalization

The following table sets forth our capitalization as of June 30, 2001:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance of 2,171,427 shares of our Series D preferred stock, resulting in proceeds of $3.8 million, net of offering expenses of approximately $30,000, as if those shares had been issued on June 30, 2001; and

•	on a pro forma as adjusted basis to give further effect to the conversion of all outstanding shares of preferred stock into shares of our common stock effective upon completion of this offering and to the sale of the shares of our common stock offered by this prospectus (excluding the over-allotment option) at an assumed initial public offering price of $ per share, and the receipt of the estimated net proceeds therefrom.

	As of June 30, 2001

			Pro forma
	Actual	Pro forma	as adjusted

Cash and cash equivalents	$46,268	$3,816,268

Short-term debt, including line of credit, current portion of long-term debt, and current portion of capital lease obligations	$1,300,718	$1,300,718	$1,300,718
Long-term debt	500,000	500,000	500,000

Total debt	1,800,718	1,800,718	1,800,718

Redeemable preferred stock	34,064,954	37,834,954

Stockholders’ equity:
Common stock, $.001 par value, 30,000,000 shares authorized, actual; 35,000,000 shares authorized, pro forma, and shares authorized, pro forma as adjusted; 5,177,660 shares issued and outstanding, actual; 5,177,660 shares issued and outstanding, pro forma; issued and outstanding, pro forma as adjusted	5,177	5,177
Additional paid-in capital	—	—
Accumulated deficit	(26,100,766)	(26,100,766)

Net stockholders’ (capital deficiency) equity	(26,095,589)	(26,095,589)

Total capitalization	$9,770,083	$13,540,083	$

The table above does not include:

•	3,084,500 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2001 at a weighted-average exercise price of $1.00 per share;

•	1,101,460 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2001 at a weighted-average exercise price of $1.77 per share; and

•	up to 79,500 additional shares of our common stock reserved for issuance under our 1999 Stock Incentive Plan and up to 1,750,000 additional shares of our common stock reserved for issuance under our 2001 Stock Incentive Plan.

Between June 30, 2001 and October 10, 2001, warrants to purchase 338,702 shares of our common stock expired.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of June 30, 2001 was $7,426,196, or $      per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding after giving effect to the issuance in August 2001 of 2,171,427 shares of our Series D preferred stock, the conversion of all of our outstanding preferred stock into            shares of our common stock, and the exercise of options and warrants held by officers, directors, and other affiliated persons to acquire                     shares of common stock at a weighted-average exercise price of $          per share. See “Capitalization.”

After giving effect to the sale of            shares of our common stock offered by this prospectus at an assumed initial public offering price of $           per share and receipt of the estimated net proceeds therefrom, our pro forma net tangible book value as of June 30, 2001 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to the new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at June 30, 2001	$
Increase attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes, on a pro forma basis, as of June 30, 2001, the differences between the number of shares of common stock purchased from us, the aggregate consideration paid to us, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, after giving effect to the issuance in August 2001 of 2,171,427 shares of our Series D preferred stock, the conversion of our preferred stock into            shares of our common stock, and the exercise of options and warrants held by officers, directors, and other affiliated persons to acquire                     shares of common stock at a weighted-average exercise price of $          per share.

	Shares purchased		Total consideration		Average
price
	Number	Percent	Amount	Percent	per share

Existing stockholders		%	$	%	$
New investors					$

Total		100%	$	100%

The foregoing tables and calculations assume no exercise of the underwriters’ over-allotment option and exclude                     shares of common stock subject to options outstanding as of June 30, 2001, with a weighted-average exercise price of $          per share, and 1,101,460 shares of common stock subject to warrants outstanding as of June 30, 2001, with a weighted-average exercise price of $1.77 per share, but include the exercise of options and warrants held by officers, directors, and other affiliated persons to acquire                     shares of common stock at a weighted-average exercise price of

Dilution

$          per share. Assuming exercise in full of all options and warrants, pro forma net tangible book value per share after this offering would be reduced and further dilute new investors an additional $          per share, to $           per share.

Between June 30, 2001 and October 10, 2001, warrants to purchase 338,702 shares of our common stock expired.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering;

•	the number of shares of our common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering; and

•	our pro forma net tangible book value will be $ per share, representing an increase of $ per share to existing stockholders and dilution of $ per share to new investors.

Selected financial data

The selected financial data set forth below should be read in conjunction with our financial statements and notes thereto and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. During 1998, we acquired the operations of Applied Medical Recovery, Inc., Crystal Medical Technologies, Inc., dba ORRIS, and Sterile Reprocessing Services, Inc. All of these acquisitions were accounted for using the pooling of interests method of accounting for business combinations. The consolidated statements of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 represent the results of operations and financial position, respectively, of these companies as if they had been acquired on January 1, 1996. These results are unaudited and are not included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 1998, which appear elsewhere in this prospectus, and the balance sheet data as of December 31, 1998, which does not appear elsewhere in this prospectus, have been derived from our financial statements, which have been audited by Nelson Lambson & Co. PLC, independent auditors. The consolidated statements of operations and balance sheet data presented below as of and for the years ended December 31, 1999 and 2000 have been derived from our financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and which appear elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2000 and 2001 and the consolidated balance sheet data as of June 30, 2001 have been derived from our unaudited financial statements that appear elsewhere in this prospectus. These unaudited financial statements include all adjustments consisting only of normal, recurring adjustments that we consider necessary for a fair presentation of that information. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

						Six months
	Year ended December 31,					ended June 30,
Statements of
operations data	1996	1997	1998	1999	2000	2000	2001

Revenue	$3,035,843	$4,077,054	$4,522,878	$5,821,638	$6,403,603	$3,006,931	$6,669,902
Cost of revenue	1,241,627	2,499,366	2,715,518	3,661,309	6,177,958	3,183,932	4,041,771

Gross profit (loss)	1,794,216	1,577,688	1,807,360	2,160,329	225,645	(177,001)	2,628,131

Operating expenses:
General and administrative	2,305,781	2,310,457	1,964,984	2,246,366	2,033,502	965,275	1,549,861
Selling and marketing	1,083,428	3,296,080	2,652,248	2,770,041	4,767,499	1,912,441	4,171,949
Regulatory compliance	—	—	—	—	557,123	—	1,096,443
Reversal of litigation reserve	—	—	—	—	(261,213)	—	—

Total operating expenses	3,389,209	5,606,537	4,617,232	5,016,407	7,096,911	2,877,716	6,818,253

Loss from operations	(1,594,993)	(4,028,849)	(2,809,872)	(2,856,078)	(6,871,266)	(3,054,717)	(4,190,122)
Other income (expense) —net	(58,650)	(179,048)	(918,492)	(149,842)	139,931	(11,867)	(116,339)

Loss before extraordinary loss	(1,653,643)	(4,207,897)	(3,728,364)	(3,005,920)	(6,731,335)	(3,066,584)	(4,306,461)
Extraordinary loss—
Early extinguishment of debt	—	—	—	(412,500)	—	—	—

Net loss	(1,653,643)	(4,207,897)	(3,728,364)	(3,418,420)	(6,731,335)	(3,066,584)	(4,306,461)
Less: Cumulative preferred stock dividend	—	—	—	(307,397)	(948,274)	(340,000)	(980,000)
Accretion to redemption value	—	—	—	—	(4,334,414)	—	(3,720,570)

Net loss attributable to common stockholders	$(1,653,643)	$(4,207,897)	$(3,728,364)	$(3,725,817)	$(12,014,023)	$(3,406,584)	$(9,007,031)

Net loss per share before extraordinary item				$(0.82)

Net loss per share—basic and diluted	$(0.78)	$(1.98)	$(1.43)	$(0.92)	$(2.32)	$(0.66)	$(1.74)

Weighted-average shares used in calculating loss per share—basic and diluted	2,128,940	2,128,940	2,614,262	4,040,926	5,177,660	5,177,660	5,177,660

Selected financial data

	As of December 31,
						June 30,
Balance sheet data	1996	1997	1998	1999	2000	2001

Cash and cash equivalents	$162,556	$64,832	$27,938	$881,684	$10,119	$46,268
Working capital (deficiency)	419,808	(3,555,174)	(6,726,642)	(73,049)	(24,380)	(1,010,368)
Total assets	2,523,697	2,342,505	2,743,245	6,065,836	8,057,940	13,338,922
Long-term debt	41,472	1,101,530	84,822	2,013	555,556	500,000
Redeemable preferred stock	—	—	—	8,275,171	21,506,686	34,064,954
Net stockholders’ equity (capital deficiency)	1,356,070	(3,657,764)	(5,623,059)	(5,107,087)	(17,121,110)	(26,095,589)

Selected financial data

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in connection with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We reprocess disposable medical devices for reuse by health care facilities. As a third-party medical device reprocessor, we enable health care facilities to significantly reduce their materials acquisition costs and avoid the burdens of complying with FDA regulations governing reprocessing of medical devices.

Alliance Medical Corporation was incorporated in Delaware in October 1997 as GB Company and changed its name to Alliance Medical Corporation in February 1998. This facilitated combining the operations of Applied Medical Recovery, Inc., a medical device reprocessor based in Phoenix, Arizona, with the operations of Crystal Medical Technologies, Inc., dba ORRIS, a medical device reprocessor based in Houston, Texas. Since inception, we have grown our operations both internally and externally through acquisitions of other third-party reprocessors, including the acquisition of all of the capital stock of Sterile Reprocessing Services, Inc., a Houston, Texas-based reprocessor specializing in open but unused medical products, in September 1998, and Paragon Health Care Corporation, or Paragon, a Little Rock, Arkansas-based reprocessor specializing in EP catheters, in February 2001.

We generate revenue by charging our health care customers a negotiated price for each device we reprocess and return to them. Devices may be reprocessed multiple times before they are ultimately discarded. The negotiated price typically is based on a percentage of the customer’s cost of a new device. We attempt to increase revenue not only through adding new customers, but also by increasing the number and types of devices collected for reprocessing from our existing customers.

We recognize revenue when the reprocessed devices are shipped back to the customer. With respect to customers subject to open or blanket purchase orders, we ship each batch of reprocessed devices immediately after all reprocessing steps have been completed. For customers not subject to open purchase orders, we do not ship any reprocessed devices until we have obtained a purchase order covering those devices.

Our cost of revenue consists primarily of the cost of direct labor and supervisory personnel required to reprocess medical devices, direct materials costs, lease payments related to our reprocessing facility, and the costs associated with engineering and quality assurance matters. We capitalize labor and overhead directly attributable to the reprocessing of medical devices until such time as the revenue is recognized.

Our cost of revenue varies depending on the number and types of devices shipped to us for reprocessing. The costs we incur to reprocess a specific device increase or decrease depending on the complexity of the device and the time and effort required to reprocess the device according to its designated protocol. Our costs also may increase to the extent we must discard devices collected for reprocessing because the devices are damaged beyond repair, have been reprocessed the maximum number of times permitted by that device’s protocol, or are not included on our list of products internally approved for reprocessing. To improve our gross margins, we initially focus our sales efforts

Management’s discussion and analysis of financial condition and results of operations on collecting devices that are relatively simple to reprocess or that generate relatively higher margins. We work with our customers to increase the number of devices collected for reprocessing while minimizing the number of devices shipped to us that cannot be reprocessed.

Our operating expenses primarily include general and administrative costs, selling and marketing expenses, and regulatory compliance costs.

General and administrative expenses consist primarily of the cost of corporate operations and our personnel, legal, accounting, and other general operating expenses.

Our selling and marketing expenses include costs associated with personnel, advertising and marketing, public relations, customer development activities, including tours of our reprocessing facility, and commissions paid to direct and independent account executives.

Historically, most of our revenue has been generated by independent account executives, who are compensated exclusively through commissions. Our objective, however, is to expand our direct sales force by hiring additional company-employed account executives, who are compensated through a combination of salaries and commissions, which typically are substantially lower than commissions paid to non-salaried independent account executives. In furtherance of this objective, between June 30, 2000 and June 30, 2001, we have hired an additional 31 company-employed account executives. We believe expanding our direct sales force will enable us to increase our revenue and reduce our selling and marketing costs as a percentage of revenue, although our fixed costs are likely to increase in the near term.

Operating expenses also include the costs to comply with FDA regulations requiring the preparation of and filing of pre-market notification (510(k)) submissions or pre-market approval applications (PMAs) for each type of device we reprocess. These filing requirements were adopted by the FDA in August 2000 as part of a Guidance Document that changed the regulatory requirements governing reprocessors. As of the FDA’s August 14, 2001 filing deadline, we had filed 20 510(k) submissions and one PMA with the FDA. Because these filing requirements were only recently imposed by the FDA, we anticipate that the costs associated with our initial submission program will be relatively higher in 2000 and 2001 than in future years. We estimate that the aggregate cost to complete our initial regulatory compliance efforts will be $2 million. Following completion of our initial submission program, we will continue to incur regulatory expenses on an ongoing basis, but expect that these expenses will decline significantly as a percentage of revenue in the future.

Other expenses primarily include interest expense offset by interest and other miscellaneous income.

We have incurred losses since inception including losses of $4.3 million for the six months ended June 30, 2001, and $6.7 million for the year ended December 31, 2000. During these periods, we consolidated our operations into a new, custom-designed reprocessing facility, closed down three other reprocessing facilities, significantly increased our direct sales force and regulatory, quality assurance and design engineering staffs, and initiated our 510(k) and PMA submission program with the FDA. While these actions resulted in significant increases in costs and a corresponding increase in cost of revenue as a percentage of revenue for those periods, we believe that these actions have positioned us to capitalize on significant opportunities for substantial growth in our market.

We acquired Paragon on February 9, 2001 in exchange for approximately $4.0 million in cash. As a result, Paragon’s financial statements from the date of acquisition have been consolidated with our financial statements.

On August 13, 2001, we issued 2,171,427 shares of Series D preferred stock resulting in proceeds of $3.8 million, net of offering expenses of approximately $30,000. The terms and conditions of the Series D preferred are substantially similar to the prior preferred stock issuances.

Management’s discussion and analysis of financial condition and results of operations

REGULATORY DEVELOPMENT

In August 2000, the FDA adopted a Guidance Document describing the agency’s enforcement policy with respect to regulation of reprocessors. The Guidance Document established an interpretative policy that subjects reprocessors of disposable medical devices to the same extensive pre-market review regulations as those applied to original equipment device manufacturers. These regulations require 510(k) clearance or PMA approval with respect to reprocessed devices based on the classification of the device (which is determined in accordance with perceived risk). The Guidance Document provides for a graduated phase-in of this requirement, with the phase-in date for a particular device based on the classification of the device. Reprocessors that make submissions for 510(k) clearance or PMA approval by the applicable phase-in date can continue reprocessing for an additional six months while the submission is pending. If the requisite clearance or approval is not obtained by the phase-in date (or extension, if applicable), the reprocessor must stop reprocessing the device.

The large majority of products we reprocess require a 510(k) clearance, and under the Guidance Document we had until August 14, 2001 to submit our 510(k) notifications for these products or cease reprocessing them. By August 14, 2001, we submitted 510(k) notifications for products representing greater than 92% of our historical revenue in the six months ended June 30, 2001 and 89% of such revenue on a pro forma basis, giving effect to the Paragon acquisition. We will have to stop reprocessing any of these products for which we do not receive 510(k) clearance by February 14, 2002. We believe it is likely that we will be able to obtain 510(k) clearance for most, if not all, of these products by that date.

Revenue attributable to products for which we did not submit 510(k) notifications by August 14, 2001 accounted for less than 5% of our historical 2000 revenue. We did not believe that the anticipated revenue from these products justified the costs required to be incurred in preparing and submitting 510(k) notifications. We do not anticipate that discontinuing reprocessing of these devices will have a significant negative impact upon our gross profit.

One product that we currently reprocess, an ablation catheter, requires an approved PMA. Ablation catheters represented 3% of our historical 2000 revenue and 9% of our pro forma 2000 revenue, after giving effect to the Paragon acquisition, and represented 2.9% of our historical revenue for the six months ended June 30, 2001, and 4.2% of our historical revenue for the six months ended June 30, 2001, on a pro forma basis, after giving effect to the Paragon acquisition. To continue reprocessing ablation catheters, which are classified as high-risk devices, we needed to file a PMA with the FDA by February 14, 2001 and obtain approval from the FDA by August 14, 2001. We filed a PMA for ablation catheters by February 14, 2001, but our PMA was not accepted for filing by the FDA until May 2001. Accordingly, during this time we recognized no revenue from reprocessing ablation catheters. In May 2001, our PMA was accepted for filing with an effective filing date of February 14, 2001. The FDA has extended until February 14, 2002 the date by which pending PMAs must be approved, which allows us to continue reprocessing ablation catheters until February 14, 2002. Because we do not believe we will be able to obtain approval of our PMA by that date, if at all, we do not believe that we will continue to reprocess ablation catheters after that date. We do not expect, however, that discontinuing reprocessing of ablation catheters will have a significant negative impact on our gross profit.

For additional information, see “Business — Government Regulation — FDA’s pre-market clearance and approval requirements.”

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Six months ended June 30, 2000 and 2001

Revenue

Revenue increased to $6.7 million for the six months ended June 30, 2001 from $3.0 million in the comparable period in 2000, an increase of approximately 121.8%. Of the $3.7 million increase, $980,000, or approximately 26.8%, was directly attributable to the acquisition of Paragon in February 2001. The $2.7 million balance of the increase in revenue, or approximately 73.2%, was due primarily to the addition of new customers and an increase in business from our existing customer base. Much of the increase in business resulted from 31 additional sales representatives that were hired during the latter part of 2000 and whose sales performance improved as they gained experience with the industry and our business.

Cost of revenue

Cost of revenue increased to $4.0 million for the six months ended June 30, 2001 from $3.2 million in the comparable period in 2000, an increase of approximately 26.9%. Of the $860,000 increase, $330,000, or approximately 38.9%, was directly attributable to the Paragon acquisition. The $520,000 balance of the increase in cost of revenue, or approximately 61.1%, was primarily attributable to increased reprocessing volume resulting from increased operations. To a lesser extent, the increase was also the result of increased depreciation costs associated with the build-out of our primary reprocessing facility.

As a percentage of revenue, cost of revenue decreased to approximately 60.6% for the six months ended June 30, 2001 from approximately 105.9% in the comparable period in 2000. This decrease was primarily the result of a gross profit contribution attributable to the Paragon acquisition and increased efficiencies achieved through the integration of our operations into a single facility. In February 2000, we completed the build-out of and consolidated our operations to a new, 42,000 square foot, custom-designed central reprocessing facility. In connection with our transition to the new facility, we closed our existing reprocessing facilities in Phoenix and Houston and relocated our administrative offices to the new facility. The inefficiencies and transition costs caused our cost of revenue to be higher for the six months ended June 30, 2000. In addition, the increase in reprocessing volume permitted us to spread the fixed costs associated with hiring production personnel and supervisors over a greater amount of revenue during the six months ended June 30, 2001.

General and administrative

General and administrative expense increased to $1.5 million for the six months ended June 30, 2001 from $970,000 in the comparable period in 2000, an increase of approximately 60.6%. Of this increase, $180,000, or 30.3%, was directly attributable to the Paragon acquisition. The $400,000 balance of the increase in general and administrative expenses, or approximately 68.4%, related to the establishment of a human resources department subsequent to June 30, 2000, the hiring of salaried individuals in the technology research and accounting groups, the recognition of compensation expense related to the issuance of stock options, and an increase in monthly hosting and servicing costs resulting from the installation of a new information system. The establishment of the human resources department accounted for 29.8% of the $400,000 or 20.4% of the total increase in general and administrative expenses.

Selling and marketing

Selling and marketing expenses increased to $4.2 million for the six months ended June 30, 2001 from $1.9 million in the comparable period in 2000, an increase of approximately 118.1%. Of this increase, $250,000, or approximately 11.1%, was directly attributable to the Paragon acquisition. The $2.0 million balance of the increase in selling and marketing expenses, or approximately 88.9%, related

Management’s discussion and analysis of financial condition and results of operations primarily to the hiring of 30 additional company-employed account executives during the latter part of 2000 resulting in increased salary and increased commission expenses. Additionally, the frequency of national sales meetings and travel expenses associated with those meetings increased during the six months ended June 30, 2001. As a percentage of revenue, selling and marketing expenses decreased to 62.6% during the six months ended June 30, 2001 from 63.6% in the comparable period in 2000.

Regulatory compliance

Regulatory compliance costs were $1.1 million during the six months ended June 30, 2001 as compared to having incurred no such costs during the six months ended June 30, 2000. The FDA adopted certain regulatory compliance procedures in August 2000 as part of a Guidance Document that changed the regulatory requirements governing reprocessors. As of August 14, 2001, we had submitted 20 510(k) submissions and filed one PMA with the FDA. We did not incur such costs prior to August 2000 because these filing requirements were only recently imposed by the FDA.

Other income (expense)

Other expense increased to approximately $120,000 for the six months ended June 30, 2001 from approximately $12,000 in the comparable period in 2000, an increase of approximately 880.4%. This increase was a result of increased interest costs incurred during the six months ended June 30, 2001. The increase was due to higher average balances outstanding under our credit facilities and due to recognition of an obligation of ours resulting from the adjustment of put warrants to estimated fair value.

Cumulative preferred stock dividends and accretion of redemption value

Cumulative preferred stock dividends increased to $980,000 for the six months ended June 30, 2001 from $340,000 in the comparable period in 2000, an increase of approximately 188.2%. This increase was due to the issuance of Series B preferred stock in July 2000 and Series C preferred stock in February 2001 resulting in the recognition of cumulative dividends on these securities during the six months ended June 30, 2001.

At June 30, 2001, we adjusted the carrying value of our preferred stock then outstanding to the estimated fair value of the redemption feature. The fair value of the redemption feature was estimated by reference to the issuance price of Series D preferred stock issued on August 13, 2001 at $1.75 per share. This adjustment increased net loss attributable to common stockholders by $3.7 million.

Years ended December 31, 1999 and 2000

Revenue

Revenue increased to $6.4 million for the year ended December 31, 2000 from $5.8 million during the year ended December 31, 1999, an increase of approximately 10.0%. The increase in revenue was due primarily to the addition of new customers and an increase in business from our existing customer base. During the latter part of 2000, we significantly increased the number of our company-employed account executives, which resulted in approximately $500,000 of the increase in revenue over the prior year. Additionally, we began marketing our services for the reprocessing of EP catheters and sutures during the year ended December 31, 2000, which resulted in increased revenue during the year.

Cost of revenue

Cost of revenue increased to $6.2 million for the year ended December 31, 2000 from $3.7 million for the year ended December 31, 1999, an increase of approximately 68.7%. Cost of revenue as a percentage of revenue increased to 96.5% for the year ended December 31, 2000 from 62.9% for the year ended December 31, 1999. In February 2000, we completed the build-out and consolidation of our operations into a new, 42,000 square foot, custom-designed central reprocessing facility. In

Management’s discussion and analysis of financial condition and results of operations connection with our transition to the new facility, we closed our existing reprocessing facilities in Phoenix and Houston and relocated our administrative offices to the new facility. As a result of hiring decisions made in the fourth quarter of 1999, which resulted in the addition of a Director of Operations, a Director of Regulatory Affairs, and a Director of Engineering, as well as an increase in our regulatory, quality assurance, and engineering staffs, we experienced a significant increase in our fixed costs due to a higher payroll. Finally, in connection with the transition to our new reprocessing facility, we experienced a temporary decline in production efficiency that caused us to substantially increase our production floor staff. The significant increase in new hires resulted in increased costs related to training and quality control.

General and administrative

General and administrative expenses decreased to $2.0 million for the year ended December 31, 2000 from $2.2 million for the year ended December 31, 1999, a decrease of 9.5%. As a percentage of revenue, general and administrative expenses decreased to 31.8% during the year ended December 31, 2000 from 38.6% in the comparable period in 1999. The decrease in general and administrative expenses relates primarily to the inclusion of various shutdown expenses incurred in 1999 related to our closure of the Houston reprocessing facilities and the consolidation of operations in our Phoenix facility. These expenses were not significant during 2000.

Selling and marketing

Selling and marketing expenses increased to $4.8 million during the year ended December 31, 2000 from $2.8 million during the year ended December 31, 1999, an increase of $2.0 million, or approximately 72.1%. Selling and marketing expenses as a percentage of revenue increased to 74.5% in 2000 compared to 47.6% in 1999. The increase in selling and marketing expenses was attributable primarily to the significant expansion of our direct sales force, including hiring seven Regional Vice Presidents of Sales and 22 company-employed account executives. The increase also was due to an increase in the number and value of orders received compared to the prior year. We also experienced increased expenses associated with providing tours to prospective customers in connection with the opening of our new reprocessing facility. This increase was offset in part by savings achieved through a change in how we compensated our account executives with respect to EP catheters, which resulted in lower fixed costs in the form of reduced salaries in exchange for an increase in commissions on these devices.

Regulatory compliance

Regulatory compliance costs were $560,000 during the year ended December 31, 2000 as compared to having incurred no such costs during the year ended December 31, 1999. The FDA adopted certain regulatory compliance procedures in August 2000 as part of a Guidance Document that changed the regulatory requirements governing reprocessors. We did not incur such costs prior to August 2000 because these filing requirements were only recently imposed by the FDA.

Reversal of litigation reserve

During the year ended December 31, 2000, we recognized approximately $260,000 in income related to the settlement of litigation with US Surgical Corporation. During 1997, we established a $1.2 million reserve for estimated loss exposure and costs necessary to manage the litigation. As a result of the settlement, the remaining reserve was reversed as we do not believe we face further exposure related to this litigation.

Other income (expense)

Other income included approximately $140,000 for the year ended December 31, 2000 compared to an expense of approximately $150,000 for the year ended December 31, 1999, an increase in income

Management’s discussion and analysis of financial condition and results of operations of approximately $290,000. The increase in other income was due primarily to a reduction in interest expense achieved by paying off existing debt from the proceeds of our preferred stock financings and an increase in interest income resulting from the investment of cash balances, offset by a decrease in miscellaneous income.

Extraordinary loss

The extraordinary loss recognized during 1999 resulted from the early extinguishment of debt in that period under terms favorable to us. No such comparable event occurred during 2000.

Cumulative preferred stock dividends and accretion of redemption value

Cumulative preferred stock dividends increased to $950,000 for the year ended December 31, 2000 from $310,000 for the year ended December 31, 1999, an increase of approximately 208.5%. This increase was due to the issuance of the Series B preferred stock in July 2000 and as a result of the Series A preferred stock having been outstanding for the entire year during 2000, compared to only being outstanding for approximately six months during 1999.

At December 31, 2000, we adjusted the carrying value of our preferred stock then outstanding to the estimated fair value of the redemption feature. The fair value of the redemption feature was estimated by reference to the issuance price of the Series C preferred stock issued on February 8, 2001 at $1.55 per share. This adjustment increased net loss attributable to common stockholders by $4.3 million.

Years ended December 31, 1998 and 1999

Revenue

Revenue increased to $5.8 million for the year ended December 31, 1999 from $4.5 million for the year ended December 31, 1998, an increase of approximately 28.7%. The increase in revenue was due primarily to the addition of new customers and an increase in business from our existing customer base. During 1999, we increased the number of our company-employed account executives and expanded our service line offerings.

Cost of revenue

Cost of revenue increased to $3.7 million for the year ended December 31, 1999 from $2.7 million for the year ended December 31, 1998, an increase of approximately 34.8%. Cost of revenue as a percentage of revenue increased to 62.9% for the year ended December 31, 1999 from 60.0% for the year ended December 31, 1998. The increase in cost of revenue was due primarily to an increase in processing volumes. We also incurred certain one-time costs associated with the design and implementation of process improvements.

General and administrative

General and administrative expenses increased to $2.2 million for the year ended December 31, 1999 from $2.0 million for the year ended December 31, 1998, an increase of approximately 14.3%. This increase was primarily the result of the closing of our Houston facility and the recognition of severance, relocation, and other costs related to this event. As a percentage of revenue, general and administrative expenses decreased to 38.6% during the year ended December 31, 1999 from 43.5% in the comparable period in 1998.

Selling and marketing

Selling and marketing expenses increased to $2.8 million during the year ended December 31, 1999 from $2.7 million during the year ended December 31, 1998, an increase of $120,000 or approximately 4.4%. The increase in selling and marketing expenses was attributable primarily to a modest expansion of our direct sales force and increased commission expense due to increased revenue

Management’s discussion and analysis of financial condition and results of operations generation. Selling and marketing expenses as a percentage of revenue decreased to 47.6% for the year ended December 31, 1999 compared to 58.6% in the comparable 1998 period.

Other income (expense)

Other expense was approximately $150,000 for the year ended December 31, 1999 compared to approximately $920,000 for the year ended December 31, 1998, a decrease in expense of $770,000. The decrease in other expense was due primarily to a significant decrease in interest expense due to the conversion of much of our outstanding debt during 1999.

Extraordinary loss

The extraordinary loss recognized during 1999 resulted from the early extinguishment of debt in that period under terms favorable to us. No such comparable event occurred during 1998.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily from the private sale of equity securities totaling approximately $27.5 million net of offering expenses, including the issuance of Series D preferred stock in August 2001, and net proceeds from bank credit facilities totaling $3.1 million, of which $1.8 million was outstanding on June 30, 2001.

At June 30, 2001, we had a working capital deficit of approximately $1.0 million compared to a working capital deficit of approximately $24,000 at December 31, 2000. This deficiency resulted from continued operating losses, the Paragon acquisition, and the costs of additional build-out of our new reprocessing facility.

We used approximately $3.7 million of cash for operations during the six months ended June 30, 2001. Cash used for operations during this period was primarily driven by operating losses of $4.3 million, increases in accounts receivable of $570,000, and increases in prepaids and other assets of $320,000, offset by increases in accounts payable of $910,000. We used approximately $14.3 million of cash for operations during the three years ended December 31, 2000. Operating losses primarily drove cash used for operations during this period.

We used approximately $4.7 million of cash for investing activities during the six months ended June 30, 2001. The Paragon acquisition utilized $4.0 million and continued investment in leasehold improvements, reprocessing equipment, and information systems used the remaining $740,000. We used approximately $2.1 million of cash for investing activities during the year ended December 31, 2000. We invested approximately $3.0 million in leasehold improvements, reprocessing equipment, and information systems offset by a reduction in restricted cash and securities. We used approximately $4.9 million for investing activities during the three years ended December 31, 2000. We invested $500,000 in restricted cash and approximately $4.3 million in leasehold improvements, reprocessing equipment, and new information systems.

We received proceeds of $3.8 million, net of offering expenses of approximately $30,000, from financing activities subsequent to June 30, 2001 as a result of the sale of 2,171,427 shares of Series D preferred stock during August 2001. We received approximately $8.4 million from financing activities during the six months ended June 30, 2001 as a result of the sale of $7.9 million of Series C preferred stock during February 2001 and net proceeds from the issuance of debt of $580,000. We received approximately $9.1 million from financing activities during the year ended December 31, 2000 as a result of the sale of $7.9 million of Series B preferred stock during July 2000 and net proceeds from the issuance of debt of $1.2 million. We received approximately $19.1 million of cash from financing activities during the three years ended December 31, 2000. Cash provided by financing activities

Management’s discussion and analysis of financial condition and results of operations during this period was primarily the result of the private sale of preferred stock, the sale of common stock, and proceeds from our equipment loan and operating line of credit.

In 1999, we negotiated a loan agreement with Imperial Bank. Borrowings outstanding as of December 31, 2000 were approximately $1.2 million, including a $500,000 draw under the operating line of credit and a $700,000 term loan. As of December 31, 2000, we did not comply with our covenants under the Imperial Bank loan agreement. In June 2001, we obtained a credit facility with Silicon Valley Bank providing for the advance of up to $4 million. This credit facility includes an operating line of credit of up to $2.5 million, a $500,000 term loan, and a $1 million acquisition line of credit to offset the costs of the Paragon acquisition. Both the term loan and the acquisition loan are repayable over 36 months. The term loan accrues interest at a per annum rate of 1.5 percentage points above the bank’s prime rate and the acquisition loan will accrue interest at a per annum rate of 2 percentage points above the bank’s prime rate. The acquisition line of credit became available to us following the funding of the Series D preferred stock on August 13, 2001. We have borrowed the entire $1 million under this line of credit. As of June 30, 2001, $400,000 remained available under the operating line of credit and the term loan. A portion of the proceeds from the funding of the Silicon Valley Bank credit facility was used to satisfy the amounts owed under the loan agreement with Imperial Bank. As of October 4, 2001, we also obtained an equipment loan from General Electric Capital Corporation in the principal amount of $750,000. The loan is repayable over 36 months and accrues interest at a per annum rate of 16.75%.

We anticipate that capital expenditures for the latter six months of 2001 will be approximately $400,000. These funds will be used primarily for two projects: one involving the implementation of an automated cleaning system and the other involving the implementation of a laser marking system. The remainder of these funds will be used to purchase reprocessing equipment and upgrade our EP catheter reprocessing area in order to allow for all reprocessing functions to be transferred from Paragon’s Spartanburg, South Carolina facility to our Phoenix location.

We anticipate costs to complete the filing of our 510(k) submissions of $1.25 million in 2001. In addition, the FDA’s recent acceptance for filing of our PMA for ablation catheters will require an additional $1.0 million in order to complete the PMA process. The completion of the PMA would allow us to continue reprocessing ablation catheters.

As of June 30, 2001, we had outstanding warrants to purchase up to 1,101,460 shares of our capital stock issued in connection with various financing arrangements. During 2000, we issued warrants to purchase 85,000 shares of our common stock at an exercise price of $1.10 per share to Imperial Bank in connection with the negotiation of the loan agreement and warrants to purchase 35,714 shares of our Series B preferred stock at an exercise price of $1.40 per share to various investors in connection with a bridge loan made prior to the closing of the Series B preferred stock financing. During the six months ended June 30, 2001, we issued warrants to purchase 32,258 shares of our Series C preferred stock at an exercise price of $1.55 per share to Silicon Valley Bank in connection with the negotiation of the credit facility. On October 4, 2001, we issued warrants to purchase 24,194 shares of our common stock at an exercise price of $1.75 per share to General Electric Capital Corporation and Capital Finance Group LLC in connection with the equipment loan.

We have utilized stock options as a means of attracting and retaining both management and sales staff. Options generally vest over a four-year period. As of June 30, 2001, we had options outstanding covering 3,084,500 shares of our common stock at a weighted-average exercise price of $1.00 per share. Of this amount, options representing 1,308,592 shares of our common stock were fully vested as of October 10, 2001.

We have funded our operations since our inception primarily through the private placement of common and preferred stock. We have experienced increasing operating losses and accumulated deficits, which have affected our liquidity. During June 2001, we entered into an agreement with

Management’s discussion and analysis of financial condition and results of operations

Silicon Valley Bank that permits us to borrow up to $4 million for working capital purposes, acquisitions, and equipment purchases. Availability under this borrowing facility is limited to certain eligible collateral balances. At June 30, 2001, amounts available under this financing arrangement totaled approximately $400,000. Additionally, in August 2001, we issued 2,171,427 shares of Series D preferred stock, resulting in proceeds of $3.8 million, net of offering expenses of approximately $30,000. We are in the process of preparing to file an initial public offering, the proceeds of which would be used in part to provide working capital. In the event the offering is not successful, we believe that sufficient sources of capital are available to fund operations for the foreseeable future. Additionally, we have the ability to revise anticipated expenditures in order to conserve resources. We believe that these actions and plans will provide us with sufficient working capital.

Income taxes

We have not generated any pre-tax income to date and therefore have not paid any federal income taxes since inception in 1997. No benefit for federal and state income taxes has been recorded for net operating losses incurred in any period since our inception.

We had net operating losses since inception of $17.1 million as of December 31, 2000. We expect to incur additional operating losses during the balance of 2001, which will increase this amount.

The net operating loss carryforwards are subject to review by the Internal Revenue Service. Ownership changes resulting from the issuance of our Series A, Series B, Series C, and Series D preferred stock have limited, and may further limit, the amount of operating loss carryforwards that can be utilized annually to offset future taxable income or tax liabilities pursuant to Internal Revenue Code Section 382. The amount of the limitation is determined based on our value immediately prior to the ownership changes without taking into account the infusion of capital giving rise to the change. Subsequent ownership changes may further affect the limitation in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

We invest our excess cash primarily in US government securities and marketable debt securities of financial institutions and corporations with strong credit ratings. We also borrow funds under variable rate credit agreements. We do not utilize derivative financial instruments, derivative commodity instruments, or other market risk sensitive instruments, positions, or transactions in any material fashion. Accordingly, we believe that while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, or other market changes that affect market risk sensitive instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for us on January 1, 2001 and did not have a material impact on reported operating results or financial position.

In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, “Revenue Recognition,” or SAB 101, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition. We believe our historical revenue recognition policies comply with SAB 101.

In March 2000, the FASB issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” or FIN 44, which contains rules designed to clarify the interpretation

Management’s discussion and analysis of financial condition and results of operations of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB Opinion No. 25, including the definition of employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective on July 1, 2000, but some conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. This interpretation did not have a material effect on our financial position or results of operation.

In June 2001, the FASB approved SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 prospectively prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in the discontinuation of amortization of our goodwill; however, we will be required to test our goodwill for impairment under the new standard beginning in the first quarter of 2002, which could have an adverse effect on our future results of operations if an impairment occurs.

Business

OVERVIEW

We are a leading reprocessor of disposable medical devices that are used in a variety of medical procedures. Health care organizations that implement our reprocessing programs can significantly reduce the costs associated with purchasing new devices, avoid the burdens of complying with government regulations, and reduce exposure to potential liability without compromising patient safety. Our programs are easily implemented and are designed to cover all phases of reprocessing, including collecting, cleaning, function testing, reconditioning, repackaging, sterilizing, and returning each device to the customer. For the six months ended June 30, 2001, we provided reprocessing services to 619 health care facilities. We have entered into contracts with several leading group purchasing organizations and a number of hospital-integrated delivery networks that collectively represent more than 3,000 health care facilities. We believe that these contracts, together with our financial resources and technical expertise, position us to capitalize on significant opportunities created by recent changes in the regulatory environment governing reprocessing.

INDUSTRY OVERVIEW

What is reprocessing?

Reprocessing of disposable medical devices involves cleaning, function testing, and sterilizing used devices to ensure that they are safe and effective for reuse and will perform the functions for which they were designed. By reprocessing, rather than discarding, disposable medical devices after their initial use, hospitals and other health care facilities can substantially reduce their materials acquisition costs. Hospitals may establish and maintain in-house reprocessing operations or elect to outsource their reprocessing needs to one or more third-party reprocessors.

There are more than 80,000 models of medical devices currently in use in the United States, ranging from relatively simple items, such as sequential compression devices (inflatable sleeves used to improve blood circulation), to more complex devices for invasive use, such as catheters that are inserted into the heart to monitor cardiac functioning. Although some complex devices used in invasive procedures are suitable for reprocessing, reprocessing typically involves less complex devices that do not present significant levels of risk to patient safety.

Many types of devices that are labeled as single-use may be reprocessed and safely reused in subsequent medical procedures. A significant number of these devices have been labeled as single-use by the manufacturer for reasons other than lack of suitability for reuse. For example, a manufacturer may label a device as single-use to take advantage of the relatively shorter time periods required to obtain FDA approval for devices labeled as single-use rather than multiple-use. A manufacturer also may label a device as single-use to take advantage of the recurring nature of revenue generated by requiring health care providers to purchase a new device for each patient procedure.

Cost savings opportunities and market size

Historically, governmental and private payors reimbursed health care providers on a “cost-plus” basis, pursuant to which the cost of each medical device used in a procedure was separately reimbursed. Over the past decade, however, these payors have moved to a “diagnosis-related group” or “per diem” basis, pursuant to which the provider is paid a flat fee based on the diagnosis, regardless of the actual cost to the provider of caring for the patient. As a result, cost management has become a critical priority for health care providers. Because the cost to reprocess a used medical device is substantially less than the cost to purchase a new device, hospitals and other health care facilities that adopt reprocessing can realize substantial savings.

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Third-party reprocessors typically can save hospitals up to 50% of the cost of purchasing a new device. Further cost savings may be realized through reduction of the amount of medical waste generated by hospitals that adopt reprocessing programs. An estimated $30 billion of disposable medical devices were sold in the United States in 2000. We estimate that at least 5% of this market consists of devices that may be reused if properly reprocessed and sterilized, which represents a potential market for reprocessing of more than $1 billion.

There are currently almost 6,000 hospitals and more than 2,700 ambulatory surgery centers in the United States. Information obtained by the US General Accounting Office, or GAO, indicates that approximately 20% to 30% of US hospitals reported reusing at least one type of disposable medical device. According to a GAO report, these estimates may be low because some hospitals and other health care facilities that engage in reprocessing do not report this practice.

Hospitals have internally reprocessed certain devices for decades. Studies indicate that over two-thirds of the reprocessing market historically has been represented by hospitals that reprocess devices in-house. More recently, however, many health care providers have elected to outsource their reprocessing needs to third-party reprocessors. In response to this trend, an industry of independent reprocessing companies has developed to meet the needs of health care providers that are either unable or unwilling to continue reprocessing in-house.

Key developments affecting the reprocessing industry

Many health care providers have been reluctant to adopt reprocessing due to public health concerns regarding the potential risks associated with reusing reprocessed medical devices. In addition, original equipment manufacturers have expressed concerns that third-party reprocessors were not subject to the same degree of regulatory oversight as manufacturers. Two events occurred in 2000, however, that related to these historical concerns and changed the perception of the reprocessing industry.

In June 2000, the GAO submitted a report to Congress on disposable medical devices titled “Single-Use Medical Devices—Little Available Evidence of Harm from Reuse, but Oversight Warranted.” According to this GAO report, clinical evidence demonstrated that certain devices could be reprocessed without compromising patient safety. Moreover, infection control experts advised the GAO that, using proper procedures, reprocessing of appropriate disposable medical devices had not been demonstrated to create a public health risk. Following these findings, some hospitals that have traditionally resisted reprocessing have reconsidered its benefits and elected to outsource their reprocessing needs to third-party reprocessors.

In August 2000, in response to lobbying by device manufacturers, public health policy groups, and others concerning the lack of clear guidelines regarding the regulation of device reprocessing, the FDA adopted a Guidance Document describing the agency’s enforcement policy with respect to regulation of reprocessors. The Guidance Document describes a phased approach to enforcement of pre-market clearance and approval requirements that subjects reprocessors of disposable medical devices to the same extensive regulations that apply to original device manufacturers. The FDA’s device regulations apply to third-party reprocessors and hospitals, though the FDA is phasing in its enforcement of postmarketing requirements for hospitals. Any institution engaged in reprocessing must comply with the following requirements:

•	Facility registration and device listing with the FDA. Reprocessors must initially register with and annually renew their registration with the FDA and provide the FDA with a comprehensive list of all medical devices being reprocessed.

•	Medical device reporting. Reprocessors must report patient injuries related to device failures and also malfunctions that could cause death or serious injury if they were to recur.

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•	Device tracking. Reprocessors must be able to track implantable devices and other devices that may be subject to tracking orders and identify patients on which these devices are used.

•	Corrections and removal of medical devices. Reprocessors must have a formal procedure for recalling or correcting defective products, and provide notice of corrections and removals to the FDA.

•	Quality system regulation. Reprocessors must establish and maintain a comprehensive quality system for all aspects of the reprocessing operation.

•	Labeling. Reprocessors must comply with labeling requirements applicable to medical devices.

•	Premarket submissions. Reprocessors are required to submit premarket notifications or pre-market approval applications with respect to specific devices on or before specific dates established by the FDA, and must obtain FDA marketing clearance or approval on or before these dates, in order to continue reprocessing those devices. Whether a submission is required and the type of submission required is based on the classification of the particular device according to its potential risk to patient safety.

Third-party reprocessors must currently comply with all of these requirements. Hospitals must currently comply with establishment registration, device listing, and premarket submission requirements, while other postmarketing requirements will be enforced as to them by August 14, 2002. Compliance with the FDA regulations is difficult and costly to achieve and maintain, particularly for smaller hospitals. The substantial cost, technical expertise, and administrative commitment necessary to achieve and maintain compliance with these regulations is likely to compel many health care providers with in-house reprocessing programs to consider outsourcing their reprocessing needs to third-party reprocessors. However, we believe that many third-party reprocessors lack the financial resources and technical expertise necessary to ensure safe and reliable reprocessing of disposable medical devices in full compliance with all FDA regulations which may force some to exit the industry.

THE ALLIANCE SOLUTION

We believe that we are well positioned to be the third-party reprocessor of choice for health care providers seeking to outsource their reprocessing needs. We have developed a comprehensive reprocessing program designed to maximize cost savings for our health care customers and provide for the safe reuse of medical devices through adherence to stringent quality control standards. Our reprocessing programs are easily implemented by health care facilities, with little or no up-front costs, minimal disruption to their workflow, and little involvement or supervision by facility personnel. Customers that implement our reprocessing programs avoid the administrative cost and burden of complying with FDA regulations and reduce their exposure to liability without compromising patient safety or having to change their practice patterns or buying preferences. We believe our reprocessing system offers the following advantages to our existing and potential customers:

•	Provides demonstrable cost savings. Our reprocessing programs are designed to substantially reduce a health care facility’s costs in providing patient services. By using internally-developed financial models, we can estimate a customer’s expected savings based on specified utilization rates of the devices selected for reprocessing. We also keep track of actual savings and provide this information to our customers through periodic reports. We estimate that for each device we reprocess and return to the hospital, we typically can save hospitals approximately one-half of the cost of purchasing a new device. In our estimation, overall savings for an entire program, after factoring in devices that are rejected, average approximately 35% compared to the cost of purchasing new devices to replace those that are discarded after a single use.

•	Removes regulatory burden from customer. Our financial resources and technical capabilities, which facilitate compliance with the increased regulatory burdens imposed by the FDA, enable us

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to eliminate the cost of compliance to our health care customers. Under the FDA’s new Guidance Document, health care facilities that reprocess medical devices are subject to the same strict requirements that regulate original device manufacturers. Many health care facilities do not have the financial resources or technical capabilities to comply with these regulations. We offer health care facilities the benefits of reprocessing without having to devote time, human resources, and capital to the significant burdens of regulatory compliance.

•	Facilitates easy implementation of reprocessing programs. We offer our health care customers a phased-in implementation approach that we market as our QuickStart program. Rather than immediately attempting to collect and reprocess a large number of devices from a new customer, we typically target a few types of devices that are easy to reprocess and widely accepted as suitable for reprocessing, including compression sleeves, EP catheters, or open but unused devices. These devices have well-defined protocols for reprocessing, are easy to collect, are used in high volumes, and can be reprocessed quickly. The goal of our QuickStart program is to shorten the sales cycle, achieve immediate and significant savings for our customers, and build momentum and support for expanded reprocessing in subsequent phases.

•	Allows for convenient and regular collection of devices. Due to the size and geographic coverage of our account executive team, we are able to provide reliable and convenient collection services nationwide. This capability means that our customers are not required to dedicate significant personnel and other resources to identify, sort, pack, and ship medical devices to be reprocessed. We train our account executives to maximize the number of devices collected for reprocessing, which increases the cost savings realized by our customers. To achieve this, our account executives work directly with each customer to identify the most appropriate locations to place collection bins for targeted devices, and make regular visits to each customer to identify and resolve specific collection issues.

•	Ensures reprocessed devices are safe for reuse. We employ a dedicated engineering team and experienced quality assurance personnel to ensure adherence to our stringent quality control standards. While we use outside laboratories for independent verification of sterilization, we do not outsource any of our cleaning or function testing procedures. Before placing any device on our internally approved list of devices suitable for reprocessing, our in-house engineering department uses engineering studies and scientific practices to capture detailed data confirming or rejecting our ability to safely reprocess a device. We perform scientifically designed validations that provide proof of cleaning, packaging and sterility, and we function test every device we reprocess using an array of techniques. This commitment to safety and quality is designed to enable us to consistently and reliably reprocess a high volume of product without compromising the safety or integrity of the medical devices.

STRATEGY

Our objective is to continue to lead the market for medical device reprocessing by using our financial resources and technical expertise to take advantage of the opportunities created by the new FDA regulatory environment. To achieve this objective, we intend to focus on the following key strategies:

•	Promote awareness of the benefits of reprocessing. We believe that historically there have been many misconceptions about the safety and integrity of reprocessing disposable medical devices. With the publication of the GAO report and the FDA Guidance Document, health care facilities have access to highly credible data and information that address these concerns and legitimize reprocessing. The GAO report, citing infection control experts, presented clinical evidence that certain devices can be reprocessed safely and should help to dispel worries about public health risks. Our experience shows that as health care providers learn more about reprocessing, they become more receptive to adopting this practice. As health care providers become more receptive

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to the practice of reprocessing, we believe that we will have additional opportunities to further penetrate the market.

•	Further penetrate our existing relationships. We believe that the best strategy to quickly increase our revenue is to focus on increasing business from our substantial base of existing customers, rather than focusing our resources on customers that have not yet adopted reprocessing. As existing customers realize the cost saving benefits associated with reprocessing, our account executives are able to transition these customers into additional reprocessing programs covering additional devices, particularly those that offer higher margins. In addition, our account executives and service technicians work closely with our customers to improve collection procedures, which increases the cost savings to our customers and enhances our productivity by increasing our average order size. This strategy allows us to generate additional revenue from our existing customer base by increasing the types and number of devices to be reprocessed from the same health care facility.

•	Focus on low-risk and high margin products. We focus on offering reprocessing services for medical devices that offer high margins but that pose a relatively low risk of adverse patient outcomes. Our in-house team of medical device engineers is continually assessing other devices to be added to our list of internally-approved reprocessable products while maintaining our strategic focus on high margin, low-risk devices. This approach avoids the disadvantages of collecting low-cost, low-margin, commodity type products such as unused disposable drapes and gowns, and exposure to the potential liability associated with higher-risk devices.

•	Aggressively pursue national accounts and group purchasing contracts. We aggressively pursue national and regional purchasing contracts by targeting large health care purchasing consortiums and nationally-recognized hospital networks, particularly those organizations that have the ability to require their member hospitals to adopt reprocessing. We have entered into contracts with several leading national hospital group purchasing organizations and a number of nationally-recognized hospital integrated delivery networks that collectively represent more than 3,000 health care facilities. We believe these contracts provide us with a competitive advantage in marketing our services to and generating business from the health care facilities owned by or affiliated with these organizations. Although most of these contracts do not obligate the member hospitals to reprocess and therefore will require additional sales efforts, we believe they give us a competitive advantage and provide us with a significant opportunity to obtain business from member hospitals. Our account executives have received special training and incentives to penetrate the membership ranks of these national and regional health care groups. Additionally, we have a national accounts department that seeks out and maintains relationships with key personnel in these organizations.

•	Formulate strategic partnerships and pursue selected acquisitions. We intend to pursue selected strategic partnerships and acquisitions to expand our reprocessing product portfolio, enter new geographic areas, provide enhanced customer service, and increase critical mass to leverage economies of scale. Consistent with this strategy, we have entered into strategic partnerships with Stericycle, a leading waste management company, and Hospitec, Inc., a supplier of specialized containers used in hospitals. These companies provide key service components of our ORDirect program, designed to provide hospitals with a convenient method for retrieving surgical devices for reprocessing from the operating room. In addition to these corporate partnering arrangements, in February 2001, we acquired Paragon Heath Care Corporation, a third-party reprocessor that focuses on reprocessing electrophysiology (EP) catheters, which are high-margin, high-cost medical devices. This acquisition enabled us to significantly strengthen our EP catheter program. We also have the opportunity to cross-sell additional reprocessing services to both Stericycle’s and Paragon’s established base of health care customers.

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REPROCESSED DEVICES

We reprocess a wide variety of medical devices from many clinical specialties, and continually assess the suitability of adding new devices to our internally approved list of products eligible for reprocessing. Currently, approximately 80% of our revenue is attributable to reprocessing devices that fall into five broad categories:

•	Compression sleeves. Compression sleeves are devices worn on the arm or leg to prevent blood clotting by enhancing blood circulation. Sequential compression devices, or SCDs, are used on patients during and after surgery or if prolonged bed rest is required. SCDs have an electric pump attached to the sleeve that assists in sequentially massaging the limb to increase blood return to the heart, thereby preventing blood clots.

•	Electrophysiology catheters. Electrophysiology (EP) catheters are used to study the electrical system of the heart to diagnose and treat abnormal heart rhythms.

•	Orthopedic tools. This category includes a wide range of devices used to cut, scrape, clean, or remove tissue around a joint during surgery. Examples of orthopedic tools include shavers, burrs, and saw blades.

•	Laparoscopics. This category includes devices used to cut, grasp, and coagulate tissue during laparoscopic surgical procedures. Examples include laparoscopic scissors and shears.

•	Gastrointestinal biopsy forceps. Gastrointestinal biopsy forceps are used to remove tissue samples.

In addition to the devices described above, we also reprocess external fixation devices, which are used to assist in setting fractures, chest retractors, and open-but-unused devices. Open-but-unused devices include any devices that are contained in sterile packages that were opened even though the device was not used on a patient.

Our in-house team of experienced medical device engineers continually analyzes and reviews medical devices that are not yet on our internally approved list to determine if they are suitable for reprocessing. This capability provides us with opportunities to increase revenue and add higher margin items to our internally approved list of devices to be reprocessed. If a device submitted for review fails one or more of the standards outlined below, we will not include that device on our internally approved list of devices to be reprocessed. Before a new device is approved and validated for reprocessing, we must determine:

•	whether we can reprocess the device on a cost-effective basis so that it is safe and effective for reuse;

•	whether reprocessing adversely affects the integrity or functionality of the device;

•	whether reprocessing consistently produces a result meeting predetermined specifications; and

•	whether the potential market for reprocessing the device justifies adding the device to our approved list.

To add a device to our internally approved list of products, we must also comply with applicable regulatory requirements.

THE ALLIANCE REPROCESSING SYSTEM

We offer a comprehensive, easy to implement reprocessing system designed to enable our customers to safely reuse a wide variety of disposable medical devices while significantly reducing operational and materials management costs. The core components of our system include collection, reprocessing, and distribution.

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Collection

Prior to reprocessing, devices must be collected from health care facilities located throughout the United States and Canada and transported to our central reprocessing facility in Phoenix, Arizona. With more than 60 account executives in the field who have been trained to provide customized, on-site collection and transportation services to our customers, we believe we are well positioned to collect a larger proportion of reprocessable devices than our competitors, resulting in larger orders and enhanced revenue generation. Although we train our customers to identify devices suitable for reprocessing, we typically do not require them to dedicate substantial personnel and other resources to sort, package, and ship disposable medical devices to be reprocessed. Instead, our account executives perform the bulk of the sorting, packing, and shipping functions on behalf of our customers. More importantly, our account executives work closely with hospital personnel to develop a customized approach to device collection intended to maximize the number of devices submitted for reprocessing.

For the majority of medical devices we reprocess, we offer customers our standard collection program. Under this program, our account executives train health care provider personnel to identify devices suitable for reprocessing, to perform a gross decontamination of these devices on-site, and to place these devices in special containers that we provide. Our account executives then handle shipping to our central reprocessing facility. This program accounted for more than 90% of our reprocessing business for the six months ended June 30, 2001.

As a value-added service to a small percentage of our customers, we offer our ORDirect program for collection of devices used in the operating room. Under this program, we supply the health care facilities with a unique “sharps” container that has been cleared for marketing by the FDA and that meets current government standards for transporting medical waste. The operating room staff is trained to dispose of all contaminated devices in a single container for later sorting and organizing by our account executives. While the ORDirect program accounted for less than 10% of our revenue for the six months ended June 30, 2001, we believe this program enhances our relationships with our existing customers by offering this value-added service.

Reprocessing: cleaning, function testing, and sterilization

The principal steps involved in reprocessing consist of cleaning, function testing to determine if the device will perform the functions for which it was originally designed, and sterilization. Each of these steps is performed at our central reprocessing facility. Each container shipped to this facility contains devices and instruments from a single health care facility. Upon receipt, the containers are opened and the contents are inspected and inventoried, with each order receiving a unique tracking number. Any device shipped to our reprocessing facility that is not currently on our internally approved list of devices for reprocessing is immediately discarded. Our reprocessing personnel also have the authority to reject a device at any subsequent point in the process if it fails one or more quality control inspections. Devices that are not rejected will undergo three primary phases before being repackaged and returned to the customer:

•	Cleaning. Devices are subjected to a cleaning process specific to the device, taking into account its materials, design, assembly, and operational characteristics. Our cleaning protocols are subject to rigorous testing by an outside laboratory.

•	Function testing. To ensure that the device will be fully functional after reprocessing, each device is subjected to a specific set of testing methods and procedures, which may include electrical profiling and inspection to determine whether the device conforms to established sharpening and other visual and dimensional standards. If any device fails to meet these standards, the device is either reconditioned to meet applicable standards or discarded if reconditioning is not an effective option.

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•	Sterilization. After cleaning and function testing, each device is packaged, labeled, and sterilized. In this phase of the process, we are subject to the same standards applicable to original equipment manufacturers. Our reprocessing personnel then conduct studies to determine sterilization of each device at specified assurance levels using our state-of-the-art Ethylene Oxide sterilization chambers, which enable sterilization at low temperatures. Finally, we use an independent outside laboratory to confirm sterilization with respect to each lot subject to reprocessing prior to release to the hospital.

Distribution and delivery

Devices that have been cleaned, function tested, and sterilized are then returned to the same health care facility that submitted the devices for reprocessing with a bill for reprocessing services and a report summarizing the status of each device included in the order. The average time needed to reprocess a device ranges from 10 to 45 days depending upon the type of device, although actual turn-around time may vary due to factors such as the complexity of the device, the order volume, and the amount of required reconditioning. After the health care facility reuses the reprocessed medical device, the same device may be reprocessed several times.

SELLING AND MARKETING

Our selling and marketing strategy focuses on two components—individual health care providers and large national or regional health care organizations, including group purchasing organizations, or GPOs, and nationally-recognized hospital networks. Both components, combined with our unique QuickStart program, provide an opportunity for continued growth and revenue generation.

Individual health care providers

Our efforts with respect to individual health care providers are coordinated through 63 account executives, 36 of which are our employees and 27 of which are independent representatives. These account executives are supported by seven regional vice presidents and a Vice President of Sales located at our main office. Both our company-employed account executives and our independent account executives receive the same level of training and supervision. In addition, all of our account executives are required to submit timely sales reports. Our account executives are responsible for implementing and expanding new reprocessing programs, as well as providing collection and support services to our existing customers. We anticipate increasing the number of account executives involved in direct sales and are considering adding service representatives to increase our interaction with our customers and collection capability.

Our QuickStart program offers health care facilities an easy to use phase-in program that gradually introduces the customer to reprocessing by targeting one or more types of easy-to-reprocess devices such as compression sleeves. The QuickStart program is designed to shorten the sales cycle, demonstrate immediate cost-savings to the customer, and build momentum for additional sales generation through an expanded reprocessing program.

National and regional health care organizations

The establishment of national and group purchasing contracts and the targeting of large health care consortiums and nationally-recognized hospital networks are important components of our sales and marketing program. While our team of account executives plays a large part in cultivating these large customer relationships, we have a national accounts department that seeks out and maintains relationships with key personnel in numerous group purchasing organizations and nationally-recognized hospital networks. Despite the number of hospitals represented by the largest national and regional health care organizations, our current focus is on organizations that have the ability to require their member hospitals to adopt our reprocessing program. We have entered into contracts with several

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leading national hospital group purchasing organizations and a number of nationally recognized hospital integrated delivery networks that collectively represent more than 3,000 health care facilities. These contracts generally provide that we will be the exclusive or preferred provider of reprocessing services to any healthcare facility wholly-owned by or affiliated with the group purchasing organization or hospital network. In exchange for this exclusive arrangement, we agree to reprocess medical devices on behalf of any such healthcare facility according to a pricing schedule negotiated between us and the group purchasing organization or hospital network. In connection with the services we provide under these contracts, we also provide our standard warranty and maintain product liability insurance with combined limits of at least $25 million. Either party generally may terminate these contracts without cause upon 30-60 days written notice or upon a material breach after 15-30 days following the receipt of a notice to the breaching party. We believe these contracts provide us with a competitive advantage in marketing our services to and generating business from the health care facilities owned by or affiliated with these organizations.

COMPETITION

Although we believe that we are the largest medical device reprocessing company in North America, the medical device reprocessing industry is subject to significant competition. Our primary competitors are other third-party reprocessors and, indirectly, hospitals that maintain their own internal reprocessing operations. We also compete, in effect, with original equipment manufacturers that promote the sale of new disposable medical devices as single-use products. In addition, because there are relatively few barriers to entry into the reprocessing industry, other than financial resources and technical expertise, we face potential competition from any company that has access to significant financial resources and technical personnel necessary to comply with all FDA regulations governing the reprocessing industry. For example, original equipment manufacturers, most of which have substantially greater financial resources and technical capabilities, may choose to enter this market if reprocessing becomes sufficiently successful to adversely affect sales of disposable medical devices.

We compete primarily on quality, reliability, service, and value. To compete effectively, we will need to accomplish the following:

•	maintain what we believe is a reputation as the safest and most reliable third-party reprocessor of disposable medical devices;

•	comply with all FDA regulations applicable to reprocessors;

•	demonstrate significant cost savings for our customers; and

•	maintain stringent quality control standards to ensure safe reuse of all reprocessed devices.

GOVERNMENT REGULATION

In August 2000, the FDA adopted a Guidance Document describing its regulation of reprocessors of disposable medical devices and expanding the applicable requirements to include requirements for pre-market clearance or approval. As a result, we are subject to the same extensive FDA regulations as original equipment manufacturers. The FDA regulations govern, among other things, the following activities that we perform with respect to reprocessed medical devices:

•	product design, development, manufacturing, and testing;

•	product labeling;

•	product sales and distribution;

•	product storage;

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•	pre-market clearance or approval;

•	advertising and promotion;

•	medical device reporting;

•	device tracking;

•	corrections and removals; and

•	post-marketing reporting.

FDA’s pre-market clearance and approval requirements

Unless an exemption applies, each device that we reprocess in the United States must receive either 510(k) clearance or pre-market application, or PMA, approval in advance from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The type of filing required is determined by the category of risk in which the device is placed. Devices deemed to pose relatively minimal or moderate risk to patient safety are placed in either Class I or II, which requires submission of a pre-market notification requesting permission for distribution, which is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement.

To obtain 510(k) clearance for a reprocessed validated device, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a device previously cleared under the 510(k) procedures or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of PMA applications. The FDA’s 510(k) clearance process usually takes from four to 12 months, but may last longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or may require a PMA approval. The FDA requires each reprocessor to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a reprocessor’s decision not to seek a new 510(k) clearance, the agency may retroactively require the reprocessor to seek 510(k) clearance or PMA approval. The FDA also can require the reprocessor to cease its reprocessing and distribution activities and/or recall the device until 510(k) clearance or PMA approval is obtained.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or a preamendment Class III device for which PMA applications have not been called, are placed in Class III, which requires PMA approval. The PMA approval pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing, and labeling. After PMA approval, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling, or its manufacturing process. The PMA approval pathway, which is much more costly, lengthy, and uncertain than 510(k) clearance, generally takes from one to three years or even longer.

A clinical trial typically is required to support a PMA approval application and is sometimes required for a 510(k) pre-market notification. These trials generally require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device on humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients. If a device is deemed a nonsignificant risk device, it is eligible for more abbreviated IDE requirements.

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Clinical trials may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. For non-significant risk devices, the sponsor of the clinical trial must obtain IRB approval and informed consent, but no advance application to the FDA is required.

The FDA is phasing in its pre-market requirements oversight of hospital and third-party reprocessors of medical devices. On February 14, 2001, we were required to have a PMA on file for any Class III medical devices we intend to reprocess. Effective August 14, 2001, pre-market notification submissions— 510(k)s— were required to be submitted for all non-exempt Class II medical devices that we intend to reprocess. On or before February 14, 2002, we will be required to submit 510(k) notifications for all non-exempt Class I devices we intend to reprocess. The FDA is currently enforcing its non-premarket regulatory requirements with respect to third-party reprocessors, which include establishment registration, device listing, quality system regulation, labeling, medical device reporting, medical device tracking, and corrections and removals. Hospitals are currently subject to establishment registration, device listing, and premarket submission requirements, although other postmarketing requirements will be enforced by August 14, 2002.

The large majority of products we reprocess require a 510(k) clearance, and under the Guidance Document we had until August 14, 2001 to submit our 510(k) notifications for these products or cease reprocessing them. By August 14, 2001, we had submitted 20 510(k) submissions. We will have to stop reprocessing any of these products for which we do not receive 510(k) clearance by February 14, 2002. We believe it is likely that we will be able to obtain 510(k) clearance for most, if not all, of these products by that date.

We are in the process of seeking PMA approval to continue reprocessing ablation catheters. The FDA has extended until February 14, 2002 the date by which reprocessors must obtain PMA approval or stop reprocessing ablation catheters, although the agency can take earlier enforcement action if it becomes aware of additional information concerning risks posed by these products. The FDA has accepted our PMA application for filing and has requested additional information in support of the PMA, including data from a clinical trial. The FDA has conditionally approved an IDE for a clinical study in support of the PMA, and has also requested additional information in support of the IDE application. On August 10, 2001, however, the FDA notified us that our PMA application is non-approvable unless we obtain certain agreements with the original equipment manufacturers or persuade the FDA that such agreements are not the least burdensome means to comply with the requirements of the Federal Food, Drug, and Cosmetic Act. We do not expect to receive PMA approval for this device by February 14, 2002, if at all. As a result, we do not believe we will be reprocessing ablation catheters after that date.

We believe that we are in a strong position to obtain the FDA’s clearance for our 510(k) submissions by the February 14, 2002 deadline. Based upon our discussions with the FDA staff, we believe that the additional devices, for which we plan to seek pre-market clearance, may be permitted to follow the 510(k) clearance pathway. However, we cannot assure you that the FDA will not deem these devices, or one or more of our future devices, to be a Class III device subject to the more burdensome PMA approval process.

Pervasive and continuing FDA regulation

Even though a device has received pre-market clearance or approval from the FDA, we continue to be subject to numerous regulatory requirements. These include:

•	the Quality System Regulation, or QSR, which requires reprocessors to follow elaborate testing, control, documentation, and other quality assurance procedures throughout reprocessing;

•	labeling regulations;

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•	the FDA’s general prohibitions against misbranding and adulteration;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;

•	the Medical Device Reporting regulation, which requires that reprocessors report to the FDA if a device they have reprocessed and distributed back into the market may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•	recalls and notifications of corrections and removals;

•	device tracking;

•	post-market reporting; and

•	PMA supplemental approval or new 510(k) clearances for changes to devices.

Class II devices also can have special controls such as performance standards, postmarket surveillance, patient registries, and FDA guidelines that do not apply to Class I devices. Unanticipated changes in existing regulatory requirements or adoption of new regulatory requirements could hurt our business, financial condition, and results of operations.

We are subject to unannounced inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions against us, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products we reprocess;

•	operating restrictions, partial suspension, or total shutdown of our reprocessing operations, including court injunctions;

•	refusing our requests for 510(k) clearance or PMA approval of new devices;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

The FDA also has the authority to require repair, replacement, or refund of the cost of any medical device we reprocess or distribute. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

We are an FDA registered medical device reprocessing facility. We are subject to inspection by the FDA for compliance with the Quality Systems Regulations and other applicable regulations.

Our facilities have been inspected by the FDA. In the course of these inspections, certain deficiencies have been noted which have been corrected. In 1999, we received a warning letter following an inspection of our Apopka, Florida facility. We have corrected the deficiencies at that facility and have described to the FDA the corrective actions, but we have not received a reply from the agency. In July 2001, we received a warning letter following an inspection of our Spartanburg, South Carolina facility acquired in connection with the Paragon acquisition. Although we responded to the deficiencies outlined in this warning letter, we had already determined prior to receipt of the letter to cease operations at the Spartanburg facility and we so notified the FDA. We intend to transfer the Spartanburg customers into our reprocessing operations at our central reprocessing facility in Phoenix. Other than as described above, we believe we are currently in substantial compliance with the FDA’s QSR requirements.

Business

Other US regulation

We also must comply with numerous federal, state, and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and hazardous substance disposal. We may be required to incur significant costs to comply with such laws and regulations in the future and such laws and regulations may hurt our business, financial condition, and results of operations.

EMPLOYEES

As of June 30, 2001, we had 247 employees, with over 70 employees in reprocessing, over 60 employees in selling and marketing, and four employees dedicated full-time to clinical and regulatory affairs. We believe that our future success will depend in part on our continued ability to attract, hire, and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

FACILITIES

We are headquartered in Phoenix, Arizona, where we lease one building with approximately 42,000 square feet of office, reprocessing, and research and development space under a lease that expires March 1, 2005. The building, which was completed in February 2000, allowed us to shut down reprocessing operations at our former Phoenix, Houston, and Spartanburg, South Carolina facilities and consolidate our operations at this new location. We believe this facility has the capacity to handle a significant increase in business. We also lease a portion of a facility in Apopka, Florida at which devices are decontaminated prior to shipping to our Phoenix facility for reprocessing.

LITIGATION

On January 19, 2001, Vanguard Medical Concepts, Inc. filed a complaint against us and Donny A. Green, a former employee of one of our independent sales representatives, in the Ninth Judicial Circuit in Orange County, Florida. The complaint alleges causes of action for breach of contract by Mr. Green and misappropriation of trade secrets by us arising from the breach of a confidentiality and non-compete agreement between Mr. Green and Vanguard and unauthorized access to confidential portions of Vanguard’s web site. Vanguard is seeking damages, including attorneys’ fees and costs, in excess of $10 million plus punitive damages. We deny that any trade secrets were misappropriated and are vigorously defending this lawsuit.

On March 15, 1999, Dr. Wade Hill filed a complaint against us and several of our subsidiaries in the Third Judicial District Court of Salt Lake County, Utah. The complaint alleges conversion, fraud, breach of contract, breach of fiduciary duty, unjust enrichment, and conspiracy. The allegations arise out of the March 1996 transaction in which Dr. Hill entered into a joint venture with Pauline Sill and Raymond Graves. Dr. Hill alleges that Ms. Sill and Mr. Graves misrepresented a business opportunity and defrauded him during the formation of their joint venture, Applied Medical Technologies, LLC. Although Ms. Sill and Mr. Graves appear to be the primary defendants, we were made a party to the lawsuit when we acquired an indirect ownership interest in the joint venture. Dr. Hill alleges that we furthered any fraud committed by Ms. Sill and Mr. Graves. Dr. Hill seeks unspecified damages which could exceed $350,000 as well as punitive damages. We deny ever having committed any fraud and intend to vigorously defend this lawsuit.

From time to time, we may be involved in various other legal proceedings in the ordinary course of business. Although it is not feasible to predict the outcome of these proceedings or any claims made against us, we do not anticipate that the ultimate liability of these proceedings or claims will have a materially adverse effect on our financial position or results of operations.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position, and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position(s)

Ricardo M. Ferreira	38	President, Chief Executive Officer, and Director
Tim Einwechter	48	Chief Financial Officer and Secretary
Don Selvey	45	Vice President, Regulatory Affairs & Quality Assurance
Arthur D. Goodrich	36	Vice President, Marketing
Brian Berchtold	36	Vice President, Sales
David A. Amrhein	48	Vice President of Operations
Henry Klyce	53	Chairman of the Board of Directors
Janet G. Effland	53	Director
James J. Bochnowski	58	Director
Terence E. Winters, PhD	59	Director
Peter H. McNerney	50	Director
Anthony G. Viscogliosi	38	Director

Ricardo M. Ferreira has served as our President and Chief Executive Officer since March 1998 and as a member of our board since July 1999. From June 1997 to February 1998, Mr. Ferreira served as Chief Executive Officer of our subsidiary, Applied Medical Recovery, Inc. From January 1996 to May 1997, Mr. Ferreira was the President and Chief Executive Officer of Participating Capital Corporation, a merchant banking firm specializing in the financing of start-up ventures. In 1990, Mr. Ferreira founded International Managed Healthcare Ltd., a provider of rehabilitation services, and served as President and Chief Executive Officer until 1996. From 1984 to 1990, Mr. Ferreira was a corporate banker at the Royal Bank of Canada. Mr. Ferreira is Chairman of the Advancement Board at the University of Toronto. Mr. Ferreira holds a degree in business administration from the University of Toronto.

Tim Einwechter has served as our Chief Financial Officer and Secretary since September 1999. From November 1998 to August 1999, Mr. Einwechter was Chief Financial Officer of HealthLine Management Inc., a health care outsourcing services company. From March 1998 until October 1998, he served as our Chief Financial and Operating Officer, and also served in that same capacity from June 1997 to February 1998 with our subsidiary Applied Medical Recovery, Inc. From December 1996 to March 1997, Mr. Einwechter was the Chief Financial Officer of Participating Capital Corporation, a merchant banking firm specializing in the financing of start-up ventures. From 1993 until 1996, he served as the Chief Financial Officer and the Chief Operating Officer of International Managed Healthcare Ltd., a provider of rehabilitation services. Mr. Einwechter received a BA degree in business administration from Wilfrid Laurier University in Canada and is a Chartered Accountant.

Don Selvey has served as Vice President of Regulatory Affairs & Quality Assurance since September 2000. He joined our company in September 1999 as Director of Regulatory Affairs and Quality Assurance. From January 1994 to September 1999, Mr. Selvey was responsible for regulatory affairs and clinical research at MiniMed Inc., a manufacturer of drug delivery devices. From 1991 to 1993, he held a variety of clinical and regulatory responsibilities with W.L. Gore and Associates, a

Management

manufacturer of synthetic biomaterials. From 1980 to 1991, Mr. Selvey was a public health official in Arizona, initially as an inspector of manufacturing facilities, then as a public health program manager, and later as an epidemiologist. Mr. Selvey holds a BS degree in biology and an MS degree in physiology from Arizona State University.

Arthur D. Goodrich has served as our Vice President of Marketing and Corporate Accounts since September 1998. From June 1994 to August 1998, Mr. Goodrich served as Vice President of Sterile Reprocessing Services, Inc. From February 1992 to May 1994, Mr. Goodrich was a senior consultant with the health care consulting firm of Schwab, Bennett & Associates in Los Angeles. From February 1989 to December 1991, he was employed by Patchett-Kaufman Entertainment in Los Angeles as a business development executive and production controller. Mr. Goodrich earned a BS degree in industrial distribution from Texas A&M University.

Brian Berchtold has served as our Vice President of Sales since November 2000. From November 1987 to October 1998, Mr. Berchtold held several management positions at Collagen Corporation, a medical device company specializing in devices for cosmetic and reconstructive procedures, including President and General Manager for the United Kingdom and Canadian subsidiaries. Mr. Berchtold received his BS degree in finance from Santa Clara University.

David A. Amrhein was recently named Vice President of Operations after having served as Director of Operations since September 1999. From 1995 to 1999, Mr. Amrhein served as Vice President of Operations for The Coleman Company, Inc. in its Coleman spas division. From 1983 to 1994, he served as a division manager and was later named the Director of Manufacturing of C.R. Bard, Inc. in its cardiopulmonary products division. Mr. Amrhein holds a BS degree in business administration from Robert Morris College.

Henry Klyce is the Chairman of our board of directors and has served as a director since March 1998. Mr. Klyce has served as president of St. Francis Medical Technologies, Inc., a medical device company, since its inception in 1997. In 1981, he founded Medical Instrument Development Laboratories, a medical device company that was later acquired in 1985 by a subsidiary of Nestle, S.A. In 1985, Mr. Klyce founded Surgical Dynamics, a surgical device company that was later acquired in 1995 by the U.S. Surgical Corporation. Mr. Klyce holds a BA degree from Cornell University.

Janet G. Effland has served as a director since July 2000. She has been a general partner of Patricof & Co. Ventures, Inc., a venture capital firm, since 1988. Ms. Effland is also a director of RITA Medical Systems, Inc., a publicly traded company that develops medical devices, and various private companies. Ms. Effland holds BS and JD degrees from Arizona State University, and she attended Harvard Business School’s Program for Management Development.

James J. Bochnowski has served as a director since July 1999. He is a general partner and co-founder of Delphi Ventures, a venture capital partnership that specializes in medical and health care investments established in 1988. In 1980, he co-founded Technology Venture Investors, a private venture capital partnership. Mr. Bochnowski is also a director of Applied Molecular Evolution, Inc. and Natus Medical, Inc. Mr. Bochnowski holds a BS degree in aerospace engineering from the Massachusetts Institute of Technology and an MBA from Harvard Business School.

Terence E. Winters, PhD has served as a director since July 1999. Dr. Winters has served as a general partner of Columbine Venture Funds since 1983 and as a special limited partner of Valley Ventures since 1999. Both are venture capital funds specializing in investments in the Southwest. Dr. Winters focuses on life science investments and is a director of several private companies. From 1977 to 1983, Dr. Winters served as Vice President of DS Ventures, the venture capital subsidiary of Diamond Shamrock Corp. He holds a PhD in chemistry from the University of Wales.

Management

Peter H. McNerney has served as a director since July 1999. He is a general partner and co-founder of Coral Ventures, a venture capital partnership that focuses on health care and technology investments established in 1993. From 1989 through 1992, Mr. McNerney was a managing partner of The Kensington Group, a provider of management services to health care companies. From 1975 through 1986, Mr. McNerney held various management positions with Baxter International, Inc. in the United States, Europe, and the Far East. He also serves as a director of Cerus, Inc., a publicly traded developer of medical products; Aksys, Ltd., a publicly traded provider of hemodialysis products; and several private companies. Mr. McNerney received his BA degree from Yale University and his MBA from Stanford University.

Anthony G. Viscogliosi has served as a director since March 1998. Since September 1999, he has served as the managing senior partner of Viscogliosi Brothers, LLC, a venture capital, merchant banking, and investment banking firm dedicated exclusively to the musculoskeletal health care industry. From April 1998 to August 1999, Mr. Viscogliosi was Senior Vice President and Director of Medical Technology at Stifel, Nicolaus & Company, a financial services firm. He also serves as a director of Spire Corporation, a publicly traded company specializing in solar energy and biotechnology surface engineering, and several private companies. Mr. Viscogliosi holds a BS degree in economics from the University of Michigan.

EXECUTIVE OFFICERS

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS

Currently, the authorized number of directors is seven. All of our directors hold office until the next annual meeting of stockholders, but directors may be elected at any other meeting of the stockholders. Each director will hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal as provided in our bylaws.

BOARD COMMITTEES

Our board of directors has established an audit committee and a compensation committee.

The audit committee was formed on March 19, 1998, and currently consists of Messrs. McNerney, Viscogliosi, and Winters. The audit committee reviews the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our internal audit and control functions, and monitors transactions between us and our employees, officers, and directors.

The compensation committee was formed on March 19, 1998, and currently consists of Ms. Effland and Messrs. Bochnowski and Klyce. The compensation committee administers our 1999 Stock Incentive Plan and our 2001 Stock Incentive Plan and reviews the compensation and benefits for our executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our compensation committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity, and no interlocking relationship existed in fiscal 2000.

DIRECTOR COMPENSATION

We reimburse our directors for all out-of-pocket expenses incurred in connection with attending board and committee meetings. We may, in our discretion, grant stock options and other equity awards to our directors from time to time under our 1999 Stock Incentive Plan or our 2001 Stock Incentive Plan.

Management

There are no other compensation arrangements for director services, and no director received compensation for director services during fiscal year 2000.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning all compensation that we paid to our chief executive officer and the other four highest paid executive officers during the year ended December 31, 2000. The columns for “Other annual compensation” and “Securities underlying options granted” have been omitted from the table because there was no compensation required to be reported in those columns.

Summary compensation table

	2000 compensation		All other
Name and principal position	Salary	Bonus	compensation

Ricardo M. Ferreira	$182,068	$—	$—
President and Chief Executive Officer
Vern Feltner(1)	141,269	—	$3,347(2)
President and Vice President of Sales
Tim Einwechter	135,480	—	$3,976(2)
Chief Financial Officer and Secretary
Bill Stoermer	122,480	—	$3,105(2)
Regional Vice President
Arthur Goodrich	118,385	—	$2,540(2)
Vice President of Marketing

(1)	Mr. Feltner’s employment with us ended June 1, 2001.

(2)	Reflects our matching contributions made to the named executive officer’s 401(k) plan account.

Aggregated option exercises in 2000 and year-end option values

The following table provides certain summary information concerning stock options held as of December 31, 2000 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2000 is based on an assumed public offering price of $     per share, less the exercise price per share. The columns for “Shares acquired on exercise” and “Value realized” have been omitted from the table because the named executive officers did not exercise any stock options during fiscal 2000.

	Number of securities		Value of unexercised
	underlying unexercised		in-the-money options
	options at fiscal year-end		at fiscal year-end

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Ricardo M. Ferreira(1)	300,000	300,000
Vern Feltner	38,750	26,250
Tim Einwechter(2)	153,750	11,250
Bill Stoermer	22,500	7,500
Arthur Goodrich(3)	35,000	15,000

(1)	In February 2001, Mr. Ferreira was granted an option to purchase an additional 600,000 shares of our common stock.

(2)	In February 2001, Mr. Einwechter was granted an option to purchase an additional 150,000 shares of our common stock.

(3)	In February 2001, Mr. Goodrich was granted an option to purchase an additional 150,000 shares of our common stock.

Management

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation also provides for indemnification of our executive officers, directors, employees, and agents to the fullest extent permitted by the Delaware General Corporation Law, including some instances in which indemnification is otherwise discretionary under the law. Under our certificate of incorporation, we also are empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We currently have a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

EMPLOYMENT AND SEVERANCE AGREEMENTS

Mr. Ferreira is party to an employment agreement with us, dated as of July 12, 2001. The agreement provides for an initial annual salary of $195,000 and a car allowance of $500 per month. We may terminate Mr. Ferreira’s employment at any time, except in the case of disability, which requires 60 days’ written notice. However, we are obligated to make severance payments if we terminate Mr. Ferreira’s employment during the agreement term other than in connection with certain specified events, including habitual neglect of employment duties, breach of duty in the course of employment, and conviction of a felony. The amount of severance payment, which is payable over a three-month period, is equal to the sum of Mr. Ferreira’s base salary for the six-month period immediately

Management

preceding his termination of employment and his monthly salary then in effect for each year of his employment with us from March 1, 1998 through the date of termination of employment.

Mr. Einwechter is party to an employment agreement with us, dated as of August 10, 1999. The agreement provides for an initial annual salary of $138,000 and eligibility to earn an additional annual bonus up to 25% of his then-current annual salary. The agreement also provides for a car allowance of $500 per month. The agreement expires in the event of death, disability or termination. We may terminate his employment at any time for cause and upon 90 days’ notice without cause. The agreement also contains confidentiality, non-competition, and non-solicitation provisions.

Mr. Feltner, whose employment agreement with us ended June 1, 2001, is party to a severance agreement with us effective as of that date. This agreement provides Mr. Feltner with severance benefits that include extended health care coverage for a period of 12 months, payment of all earned but unpaid salary and accrued but unused vacation, a lump sum payment of $140,000, and accelerated vesting of outstanding options for the purchase of 35,000 shares of our common stock.

EMPLOYEE BENEFIT PLANS

1999 and 2001 Stock Incentive Plans

Our board of directors has adopted the Alliance Medical Corporation 1999 Stock Incentive Plan, or the 1999 Plan, and the Alliance Medical Corporation 2001 Stock Incentive Plan, or the 2001 Plan, on August 3, 1999 and August 1, 2001, respectively. Each of these plans provides for the grant of compensatory awards to eligible officers, employees, directors, and consultants or independent contractors of us or any of our subsidiaries. The purpose of these plans is to promote our success and enhance our value by linking the personal interests of our officers, employees, directors, and consultants or independent contractors to those of our stockholders and by providing those individuals with an incentive for outstanding performance.

Our 1999 Plan is intended to provide for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code) and nonqualified stock options, and our 2001 Plan is intended to provide for awards of incentive stock options, nonqualified stock options, restricted stock, and performance shares. Under our 1999 Plan, 2,250,000 shares of our common stock have been reserved for issuance upon exercise of options, and under our 2001 Plan, an aggregate of 1,750,000 shares of our common stock have been reserved and authorized for various grants, in each case subject to a proportionate increase or decrease in the event of a stock split, stock dividend, or other adjustment to shares of our common stock. The shares are available for issuance out of the authorized and unissued stock, treasury stock or from stock purchased on the open market. No additional options or awards may be granted under our 1999 Plan after August 2, 2009 or under our 2001 Plan after July 31, 2011.

Both of our plans are currently administered by a committee of our board of directors that consists of three members. The committee is authorized to select from among eligible individuals those persons who will receive options or other compensatory awards, and to determine the terms and conditions of the awards. The committee has the exclusive authority to interpret the plans and to make all other decisions and determinations that may be required or deemed necessary to administer the plans.

As to incentive stock options under the 1999 Plan and all options under the 2001 Plan, the exercise price may not be less than the fair market value of the underlying shares as of the date of grant. The committee is authorized to determine the methods by which the exercise price of an option may be paid, as well as the form of payment, including, without limitation, cash, shares of stock, or other property (including broker-assisted “cashless exercise” arrangements). Each of our plans may, at any time and from time to time, be terminated, amended or modified by our board of directors. However, no amendment may adversely affect any of the rights of a participant under any option or other award

Management

previously granted, without that participant’s consent. Options granted under the 1999 Plan or the 2001 Plan generally vest over a period of years. The committee may, however, in its sole discretion, provide for the automatic acceleration of outstanding options upon a change of control of us, as defined in the plans.

A restricted stock award under the 2001 Plan is the grant of common stock, at a price as may be determined by the committee, that is nontransferable and subject to substantial risk of forfeiture and other restrictions until and to the extent specific conditions as imposed by the committee have been met. Such conditions may be based on continuing employment, achieving performance goals or other circumstances as determined by the committee. During the period of restriction, restricted stock may be subject to limitations on voting and dividend rights.

A performance share award under the 2001 Plan is a contingent right to receive a pre-determined amount upon achieving certain performance goals as established by the committee. The committee may, in its discretion, provide for payments pursuant to performance share awards in cash, stock or other property. The amount of payments is equal to the value of the performance share for the level of performance achieved multiplied by the number of performance shares granted to the participant. Prior to the beginning of each measurement period for the performance share award, participants may elect to defer the receipt of the payout on terms acceptable to the committee.

The 2001 Plan is intended to enable the committee to treat restricted stock and performance share awards granted under the plan as “performance-based compensation” under Section 162(m) of the Internal Revenue Code and thereby preserve the deductibility of these awards as employee remuneration for federal income tax purposes. Payment of performance-based compensation under the 2001 Plan is to be made solely to the extent that pre-established performance goals set by the committee for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the committee has the discretion to select the length of the performance period, the type of performance-based compensation to be granted, and the kind and level of the performance goal. In determining the actual size of an individual performance-based award for a performance period, the committee may reduce or eliminate (but not increase) the award as and to the extent it deems appropriate. Generally, a participant must be employed on the date the performance-based compensation is paid.

As of June 30, 2001, options covering 2,170,500 shares had been granted under our 1999 Plan, leaving 79,500 shares of our common stock available for option grants under our 1999 Plan. Of those options granted under the 1999 Plan, options covering a total of 1,530,000 shares had been granted to our executive officers. Additionally, as of June 30, 2001, options covering 914,000 shares had been granted outside of the 1999 Plan. As of June 30, 2001, no options or other compensatory awards have been granted under our 2001 Plan. In the aggregate, options covering 3,084,500 shares of our common stock have been granted. As of June 30, 2001, no outstanding options had been exercised.

Related party transactions

SALES OF DEBT

From June to October 1998, we issued convertible debentures in an aggregate principal amount of $762,404. Additionally, the purchasers of these debentures were granted warrants to purchase one share of our common stock for every $2.00 loaned to us pursuant to the debentures. Debentures were purchased by and warrants were granted to our directors in the following amounts:

•	$616,000 of debentures and warrants to purchase 308,000 shares of our common stock to Henry Klyce;

•	$66,404 of debentures and warrants to purchase 33,202 shares of our common stock to Greg Bailey; and

•	$80,000 of debentures and warrants to purchase 40,000 shares of our common stock to Anthony G. Viscogliosi.

On July 6, 2000, we sold $500,000 in convertible promissory notes to the following principal stockholders:

•	$117,648 to Valley Ventures II, LP;

•	$176,470 to Coral Partners V, Limited Partnership; and

•	$205,882 to Delphi Investments.

On June 30, 2000, we extended a loan to Mr. Ferreira in the aggregate principal amount of $100,000, all of which is currently outstanding. This loan, which was extended to Mr. Ferreira to facilitate his relocation to our Phoenix headquarters, is full recourse, accrues interest at a rate of 8% annually, and is due on the earlier of Mr. Ferreira’s termination or December 31, 2002.

SALES OF COMMON STOCK

On October 7, 1998, we issued shares of our common stock, for services and upon conversion of outstanding debt, at a purchase price of $2.00 per share to the following officers, directors, and their immediate family members:

•	623,040 shares to Henry Klyce, Vern Feltner, Bill Stoermer, and Anthony G. Viscogliosi through their affiliation with K. V. Partners, Inc.;

•	24,427 shares to H. P. Goodrich;

•	12,723 shares to Arthur D. Goodrich;

•	7,634 shares to Nick Goodrich;

•	125,000 shares to Ellen B. Klyce; and

•	3,100 shares to Daniel J. Einwechter.

On June 21, 1999, we issued and sold an aggregate of 377,500 shares of our common stock at a purchase price of $2.00 per share to the following officers, directors, and their immediate family members:

•	42,500 share to Ellen B. Klyce;

•	42,500 shares to Anthony G. Viscogliosi; and

•	140,000 shares to Henry Klyce, who converted a previously issued promissory note.

On March 27, 1999 and July 20, 1999, in connection with our Series A preferred stock financing, previously issued promissory notes were converted into an aggregate of 1,975,120 shares of our

Related party transactions

common stock at an average conversion price of $2.03 per share held by the following officers, directors, and their immediate family members:

•	1,057,157 shares by Henry Klyce;

•	132,358 shares by Anthony G. Viscogliosi; and

•	64,974 shares by Ellen B. Klyce.

SALES OF PREFERRED STOCK

In July 2000, we sold shares of our Series B preferred stock convertible into an aggregate of 5,714,286 shares of our common stock at a purchase price of $1.40 per share. We sold the shares pursuant to a preferred stock purchase agreement and a registration rights agreement under which we made standard representations, warranties, and covenants and provided the purchasers with registration and information rights. The registration rights are the only rights that survive beyond this offering. The following are principal stockholders and directors who purchased the Series B preferred stock:

•	3,571,429 shares by Patricof & Co. Ventures, Inc.;

•	892,857 shares by Delphi Investments;

•	357,143 shares by Valley Ventures II, LP;

•	703,563 shares by Coral Partners V, Limited Partnership;

•	7,150 shares by Peter H. McNerney; and

•	178,571 shares by Spinal Partners II, LLC.

In February 2001, we sold shares of our Series C preferred stock convertible into an aggregate of 5,225,805 shares of our common stock at a purchase price of $1.55 per share. We sold the shares pursuant to a preferred stock purchase agreement and a registration rights agreement under which we made standard representations, warranties, and covenants and provided the purchasers with registration and information rights. The registration rights are the only rights that survive beyond this offering. The following are principal stockholders and directors who purchased the Series C preferred stock:

•	1,612,903 shares by Patricof & Co. Ventures, Inc.;

•	645,161 shares by Delphi Investments;

•	258,065 shares by Valley Ventures II, LP;

•	638,710 shares by Coral Partners V, Limited Partnership;

•	6,452 shares by Peter H. McNerney;

•	96,774 shares by Spinal Partners II, LLC; and

•	64,516 shares by Henry Klyce.

In August 2001, we sold shares of our Series D preferred stock convertible into an aggregate of 2,171,427 shares of our common stock at a purchase price of $1.75 per share. We sold the shares pursuant to a preferred stock purchase agreement and a registration rights agreement under which we made standard representations, warranties, and covenants and provided the purchasers with registration and information rights. The registration rights are the only rights that survive beyond this

Related party transactions

offering. The following are principal stockholders, directors, executive officers, and immediate family members who directly or indirectly purchased the Series D preferred stock:

•	325,714 shares by Affinity Ventures;

•	857,142 shares by Patricof & Co. Ventures, Inc.;

•	142,857 shares by Delphi Investments;

•	114,286 shares by Coral Partners V, Limited Partnership;

•	176,000 shares by Viscogliosi Brothers Venture Partners I, LLC;

•	51,429 shares by Anthony G. Viscogliosi;

•	2,286 shares by Peter H. McNerney;

•	17,143 shares by Terence Winters;

•	6,571 shares by Ricardo M. Ferreira; and

•	6,571 shares by Barbara Parnes.

Upon completion of this offering, as required by the terms of our preferred stock, we intend to pay approximately $2.7 million to the holders of our preferred stock, representing cumulative dividends through and including October 1, 2001, which have been accruing on a daily basis at a rate of 8% per year since the date of issuance of each separate series. The following are principal stockholders, directors, and executive officers, who may receive cash dividends in approximately the following amounts:

•	$6,122 to Affinity Ventures;

•	$612,822 to Patricof & Co. Ventures, Inc.;

•	$788,712 to Delphi Investments;

•	$669,257 to Coral Partners V, Limited Partnership;

•	$3,308 to Viscogliosi Brothers Venture Partners I, LLC;

•	$31,123 to Spinal Partners II, LLC;

•	$420,274 to Valley Ventures II, LP;

•	$5,151 to Henry Klyce;

•	$967 to Anthony G. Viscogliosi;

•	$5,024 to Peter H. McNerney;

•	$322 to Terence Winters;

•	$123 to Ricardo M. Ferreira; and

•	$123 to Barbara Parnes.

Principal stockholders

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of October 10, 2001, adjusted to reflect the sale of the shares of common stock offered under this prospectus by:

•	each person known by us to be a beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options and warrants which are exercisable within 60 days from October 10, 2001 adjusted to reflect the conversion of all shares of our preferred stock into an aggregate of          shares of our common stock prior to this offering. It is therefore based on            shares of our common stock outstanding prior to this offering and            shares outstanding immediately after this offering. Unless otherwise indicated, the address of each of the listed individuals is 10232 South 51st Street, Phoenix, Arizona 85044.

			Percent	Percent
		Number of shares	beneficially	beneficially
	Number of	underlying options	owned before	owned after
Name of beneficial owner	shares owned	or warrants	this offering	this offering

Five percent stockholders
Entities affiliated with Patricof & Co. Ventures, Inc.(1)	6,041,474	—
2100 Geng Road, Suite 150
Palo Alto, CA 94303
Entities affiliated with Delphi Ventures(2)	4,862,693	14,706
3000 Sand Hill Road, Bldg. 1, Suite 135
Menlo Park, CA 94035
Coral Partners V, Limited Partnership	4,156,104	12,605
60 South 6th Street, Suite 3510
Minneapolis, MN 55402
Valley Ventures II, LP	2,433,390	8,403
6720 N. Scottsdale Road, Suite 280
Scottsdale, AZ 85253
Entities affiliated with Affinity Ventures(3)	2,164,423	—
901 Marquette Avenue, Suite 1810
Minneapolis, MN 55402
Directors and named executive officers
Janet G. Effland(4)	6,041,474	—
James J. Bochnowski(5)	4,862,693	14,706

Principal stockholders

			Percent	Percent
		Number of shares	beneficially	beneficially
	Number of	underlying options	owned before	owned after
Name of beneficial owner	shares owned	or warrants	this offering	this offering

Peter H. McNerney(6)	4,190,174	12,605
Terence E. Winters, PhD(7)	2,450,533	8,403
Henry Klyce	1,977,256	321,393
Anthony G. Viscogliosi(8)	667,367	50,000
Ricardo M. Ferreira	6,571	1,200,000
Vern Feltner	95,270	315,000
Tim Einwechter	—	165,000
Bill Stoermer	95,270	30,000
Arthur D. Goodrich	12,723	200,000
All executive officers and directors as a group (11 persons)	20,399,331	1,131,231

“*”  indicates ownership of less than 1%.

(1)	Includes 5,164,545 shares held by APAX Excelsior VI, LP, 422,123 shares held by APAX Excelsior VI-A, LP, 281,416 shares held by APAX Excelsior VI-B, LP, and 173,390 shares held by Patricof Private Investment Club III, LP (collectively, “Patricof”).

(2)	Includes 4,764,466 shares held by Delphi Ventures IV, LP, and 98,227 shares held by Delphi BioInvestments IV, LP (collectively, “Delphi”).

(3)	Includes 1,898,617 shares held by Affinity Ventures III, LP, and 265,806 shares held by Affinity Ventures II, LLC (collectively, “Affinity”).

(4)	Includes 6,041,474 shares held by Patricof. Ms. Effland is a general partner of Patricof and disclaims beneficial ownership of the shares held by Patricof except to the extent of her proportionate partnership interest therein.

(5)	Includes 4,862,693 shares and 14,706 warrants held by Delphi. Mr. Bochnowski is a general partner of Delphi and disclaims beneficial ownership of the shares held by Delphi except to the extent of his proportionate partnership interest therein.

(6)	Includes 4,156,104 shares and 12,605 warrants held by Coral Partners V, Limited Partnership. Mr. McNerney is a general partner of Coral Partners V, Limited Partnership and disclaims beneficial ownership of the shares held by Coral Partners V, Limited Partnership except to the extent of his proportionate partnership interest therein.

(7)	Includes 2,433,390 shares and 8,403 warrants held by Valley Ventures II, LP. Dr. Winters is a special limited partner of Valley Ventures II, LP and disclaims beneficial ownership of the shares held by Valley Ventures II, LP except to the extent of his proportionate partnership interest therein.

(8)	Includes 239,631 shares held by Spinal Partners II, LLC, and 176,000 shares held by Viscogliosi Brothers Venture Partners I, LLC. Mr. Viscogliosi is a general partner of Viscogliosi Brothers LLC, which oversees both funds, and disclaims beneficial ownership of the shares held by each fund except to the extent of his proportionate partnership interest therein.

Description of capital stock

The following information describes our common stock and preferred stock, as well as options and warrants to purchase our common stock, and provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the closing of this offering. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock, as well as options and warrants to purchase our common stock, reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of our amended certificate of incorporation.

Upon completion of this offering and after giving effect to the conversion of all outstanding shares of preferred stock into common stock, our authorized capital stock will consist of           shares of common stock, par value $.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $.001 per share.

COMMON STOCK

Upon the closing of this offering, all shares of our preferred stock will automatically convert on a one-for-one basis into shares of our common stock. Assuming conversion of our preferred stock and the issuance of shares of our common stock to each current holder of preferred stock, but no other issuances of common stock, we would have approximately 115 beneficial holders of our common stock immediately prior to the closing of this offering. Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and shares of common stock offered by us in this offering when issued and paid for will be, fully paid and nonassessable.

PREFERRED STOCK

Our board of directors may, without further action of our stockholders, issue up to 10,000,000 shares of preferred stock in one or more series, establish the number of shares to be included in each series, and fix or alter the rights or preferences thereof, including the voting rights, redemption provisions including sinking fund provisions, dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges or restrictions. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Upon the completion of the offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock. The issuance of shares of preferred stock could adversely affect the voting power and other rights of holders of common stock and could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Description of capital stock

WARRANTS

As of June 30, 2001, we had outstanding and exercisable warrants to purchase 1,101,460 shares of our common stock at a weighted-average exercise price of $1.77 per share. We have granted registration rights to the holders of warrants to purchase 202,972 shares of our common stock. See “—Registration Rights” below.

OPTIONS

As of June 30, 2001, additional options to purchase a total of 79,500 shares of our common stock may be granted under our 1999 Stock Incentive Plan, and options to purchase 1,750,000 shares of our common stock may be granted under our 2001 Stock Incentive Plan. As of June 30, 2001, there are outstanding options under the 1999 Stock Incentive Plan to purchase a total of 2,170,500 shares of our common stock, and outstanding options granted outside of any particular plan to purchase 914,000 shares of our common stock. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing, after the offering, of a registration statement relating to the options, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriters.

REGISTRATION RIGHTS

After the offering, the holders of           shares of our common stock (including 202,972 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. These rights include demand registration rights and rights to require us to include their common stock in future registration statements that we file with the SEC.

With respect to approximately 20,775,000 shares of common stock issuable upon conversion of our preferred stock, the holders of a majority of the shares are entitled to demand that we file a separate registration statement covering the registration of all or any of their shares nine months after the effectiveness of this registration statement. We will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with up to four demand registrations.

With respect to 202,972 shares of common stock issuable upon exercise of outstanding warrants, we will bear all costs related to the registration of these shares other than underwriting discounts and commissions incurred in connection with registration.

Registration of shares of common stock upon the exercise of registration rights would result in the covered shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of those shares.

DELAWARE ANTI-TAKEOVER LAW AND RESTRICTIVE PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exemptions, the statute precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder. An exemption may be applicable if:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

Description of capital stock

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; or

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

In general, our current major stockholders and their affiliates and transferees are excepted from these limitations.

Under our certificate of incorporation, our board of directors is authorized to create and issue one or more series of preferred stock and to fix the rights and terms of such series without stockholder approval. These shares could have the effect of preventing or discouraging an acquisition of us.

Our bylaws, to be effective upon completion of this offering, require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders’ meeting must give notice of any proposals or nominations within a specified time frame. In addition, the bylaws provide that we will hold a special meeting of stockholders only if a majority of our directors or the President, Chief Executive Officer or the Chairman of the Board calls the meeting or if the holders of a majority of the votes entitled to be cast at the meeting make a written demand for the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

TRANSFER AGENT AND REGISTRAR

US Stock Transfer Corporation has been appointed as the transfer agent and registrar for our common stock.

Shares eligible for future sale

We will have           shares of common stock outstanding after the completion of this offering (          shares if the underwriters’ overallotment is exercised in full). Of those shares, the           shares of common stock sold in the offering (          shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act). Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144. The remaining           shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 promulgated under the Securities Act. All of our officers, directors, and certain other security holders, holding over      % of our outstanding common stock as well as options and warrants covering      % of all shares subject to outstanding options and warrants, have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of UBS Warburg LLC. See “Underwriting.” After the 180-day lock-up period, these shares may be sold in accordance with Rule 144.

After the offering, the holders of           shares of our common stock (including 202,972 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see “Description of capital stock—Registration Rights.”

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately shares immediately after the offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements, and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements, or the availability of current public information we refer to above.

Any of our employees, officers, directors, or consultants who purchased his or her shares before the date of completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after completion of this offering.

Shares eligible for future sale

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Subject to the lock-up agreements, the shares of our common stock that were outstanding on July 31, 2001 that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

•	shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules; and

•	the remaining shares of common stock will become eligible for sale from time to time after the date of this prospectus under Rule 144 upon expiration of their respective holding periods.

STOCK OPTIONS

We have reserved an aggregate of 2,250,000 shares of our common stock for issuance under our 1999 Stock Incentive Plan and 1,750,000 shares of our common stock for issuance under our 2001 Stock Incentive Plan. As of June 30, 2001, we had options granted and outstanding under our 1999 Stock Incentive Plan to purchase 2,170,500 shares. Additionally, we have issued outside of any particular plan options entitling the holders to purchase 914,000 shares of our common stock. We intend to register the shares subject to these plans and the options on a registration statement under the Securities Act of 1933 on Form S-8 following the offering. Subject to the lock-up agreements, the restrictions imposed under the 1999 Stock Incentive Plan, the 2001 Stock Incentive Plan, and related option agreements, as well as under option agreements for options granted outside of such plans, shares of common stock issued under such plans or agreements after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates under Rule 144.

No public trading market for the common stock existed prior to the offering. No prediction can be made as to the effect, if any, that future sales of shares under Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of common stock into the public market following the offering, or the perception that such sales could occur, could adversely affect the then prevailing market price.

Underwriting

We and the underwriters named below have entered into an underwriting agreement concerning the shares we are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, U.S. Bancorp Piper Jaffray Inc., and Dain Rauscher Incorporated are the representatives of the underwriters.

Underwriters	Number of shares

UBS Warburg LLC
U.S. Bancorp Piper Jaffray Inc.
Dain Rauscher Incorporated

Total

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to           additional shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to           additional shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $          .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $     per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

We, together with our directors, officers, and certain other securityholders holding over      % of our common stock as well as      % of all shares subject to outstanding options and warrants, have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

Underwriting

Before this offering, there has been no public market for our common stock. The initial public offering price was negotiated by us and the representatives. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings, the present state of our development, and our current financial position;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may discourage the immediate resale of shares sold in this offering. In determining the allocation of shares sold in this offering, the underwriters look at a variety of factors, including the selling history of investors.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

Legal matters

Certain legal matters with respect to the validity of the shares of common stock are being passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

The financial statements of Alliance Medical Corporation and its subsidiaries as of and for the years ended December 31, 1999 and 2000 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Paragon Health Care Corporation as of and for the years ended December 31, 1999 and 2000 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Alliance Medical Corporation and its subsidiaries as of and for the year ended December 31, 1998 included in this prospectus have been audited by Nelson Lambson & Co. PLC, independent auditors, as stated in their report appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Change in independent auditors

In September 1999, we decided to replace Nelson Lambson & Co. PLC as our independent auditors with Deloitte & Touche LLP. Our board of directors approved the decision to change independent auditors. We had no disagreements with Nelson Lambson & Co. PLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during our two most recent fiscal years and interim period prior to our change in independent auditors, which, if not resolved to the satisfaction of Nelson Lambson & Co. PLC, would have caused them to make reference to the matter in their report.

Where you can find more information

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules which are part of the Registration Statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the Registration Statement from this prospectus. Accordingly, any statements made in this prospectus as to the contents of any contract, agreement, or other document are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved. You may read and copy all or any

Where you can find more information

portion of the Registration Statement or any reports, statements, or other information in the files at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C.	Chicago, Illinois
450 Fifth Street, N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, IL 60661-2511

You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the Registration Statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Alliance Medical Corporation
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Alliance Medical Corporation and subsidiaries (the “Company”) as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in redeemable preferred stock, and net stockholders’ capital deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Phoenix, Arizona

June 15, 2001, except for Note 17, as to which the date is August 13, 2001

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders

Alliance Medical Corporation and Subsidiaries
Phoenix, Arizona

We have audited the accompanying consolidated statements of operations, changes in redeemable preferred stock and net stockholders’ capital deficiency, and cash flows of Alliance Medical Corporation and subsidiaries (the “Company”) for the year ended December 31, 1998. The financial statements of the Company are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements of the Company referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

NELSON LAMBSON & CO. PLC

Mesa, Arizona

June 29, 1999

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Pro forma
				for preferred
				stock conversion
				June 30,
	December 31,		June 30,	2001
			2001	(Unaudited)
	1999	2000	(Unaudited)	(Note 1)

Assets
Current assets:
Cash and cash equivalents	$881,684	$10,119	$46,268
Accounts receivable — net	1,079,903	2,005,907	2,578,049
Note receivable — net	45,625
Inventories	447,561	722,168	748,628
Prepaid expenses	295,298	272,403	364,491
Other current assets	72,619	81,831	121,753

Total current assets	2,822,690	3,092,428	3,859,189
Property — net	1,467,401	4,111,108	4,498,705
Restricted cash and securities	1,500,000	500,000	500,000
Note due from officer		100,000	100,000
Goodwill — net	258,890	234,889	4,313,169
Other assets	16,855	19,515	67,859

Total	$6,065,836	$8,057,940	$13,338,922

Liabilities and net stockholders’ capital deficiency
Current liabilities:
Current portion of long-term debt	$34,125	$168,452	$4,488
Line of credit		500,000	1,296,230
Accounts payable	925,166	1,092,617	2,001,430
Accrued liabilities	1,712,304	1,174,737	1,511,409
Due to related parties	19,860
Other liabilities	204,284	181,002	56,000

Total current liabilities	2,895,739	3,116,808	4,869,557
Long-term debt		555,556	500,000
Obligations under capital leases—
Less current portion	2,013

Total liabilities	2,897,752	3,672,364	5,369,557
Commitments and contingencies (Notes 7, 11, 12, 13, 14 and 15)
Redeemable preferred stock:
Series A preferred stock, 8% participating, $0.001 par value— authorized, 7,727,272 shares; issued and outstanding, 7,727,272 shares sold at $1.10 per share; estimated redemption value at June 30, 2001 $12,990,499 (unaudited)	8,275,171	12,432,442	14,317,896
Series B preferred stock, 8% participating, $0.001 par value— authorized, 5,714,286 shares; issued and outstanding, 5,714,286 shares sold at $1.40 per share; estimated redemption value at June 30, 2001 $9,948,828 (unaudited)		9,074,244	10,537,102
Series C preferred stock, 8% participating, $0.001 par value— authorized, 8,558,442 shares; issued and outstanding, 5,161,290 shares sold at $1.55 per share; estimated redemption value at June 30, 2001 $8,889,956 (unaudited)			9,209,956

Total redeemable preferred stock	8,275,171	21,506,686	34,064,954

Net stockholders’ capital deficiency:
Common stock, $.001 par value— authorized, 27,000,000 shares at December 31, 1999 and 2000 and 30,000,000 shares at June 30, 2001 (unaudited); issued and outstanding, 5,177,660 shares	5,177	5,177	5,177	18,603
Additional paid-in capital	7,334,740	2,052,052		31,810,680
Accumulated deficit	(12,447,004)	(19,178,339)	(26,100,766)	(26,100,766)

Net stockholders’ capital deficiency	(5,107,087)	(17,121,110)	(26,095,589)	5,728,517

Total	$6,065,836	$8,057,940	$13,338,922

See Notes to Consolidated Financial Statements.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Six months ended
	Year ended December 31,			June 30,

	1998	1999	2000	2000	2001

				(Unaudited)

Revenue	$4,522,878	$5,821,638	$6,403,603	$3,006,931	$6,669,902
Cost of revenue	2,715,518	3,661,309	6,177,958	3,183,932	4,041,771

Gross profit (loss)	1,807,360	2,160,329	225,645	(177,001)	2,628,131

Operating expenses:
General and administrative	1,964,984	2,246,366	2,033,502	965,275	1,549,861
Selling and marketing	2,652,248	2,770,041	4,767,499	1,912,441	4,171,949
Regulatory compliance			557,123		1,096,443
Reversal of litigation reserve			(261,213)

Total operating expenses	4,617,232	5,016,407	7,096,911	2,877,716	6,818,253

Loss from operations	(2,809,872)	(2,856,078)	(6,871,266)	(3,054,717)	(4,190,122)

Other (expense) income:
Interest income	4,773	74,648	112,021	32,309	36,336
Interest expense	(893,205)	(468,382)	(77,079)	(26,650)	(107,145)
Miscellaneous (expense) income	(30,060)	243,892	104,989	(17,526)	(45,530)

Total other (expense) income—net	(918,492)	(149,842)	139,931	(11,867)	(116,339)

Loss before extraordinary loss	(3,728,364)	(3,005,920)	(6,731,335)	(3,066,584)	(4,306,461)
Extraordinary loss—Early extinguishment of debt		(412,500)

Net loss	(3,728,364)	(3,418,420)	(6,731,335)	(3,066,584)	(4,306,461)
Less: Cumulative preferred stock dividend		(307,397)	(948,274)	(340,000)	(980,000)
Accretion of redemption value			(4,334,414)		(3,720,570)

Net loss attributable to common stockholders	$(3,728,364)	$(3,725,817)	$(12,014,023)	$(3,406,584)	$(9,007,031)

Net loss per share before extraordinary item		$(0.82)

Net loss per share—Basic and diluted	$(1.43)	$(0.92)	$(2.32)	$(0.66)	$(1.74)

Weighted-average shares used in calculating loss per share—Basic and diluted	2,614,262	4,040,926	5,177,660	5,177,660	5,177,660

See Notes to Consolidated Financial Statements.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK

    AND NET STOCKHOLDERS’ CAPITAL DEFICIENCY

												Net
	Series A		Series B		Series C		Total			Additional		stockholders’
	preferred stock		preferred stock		preferred stock		preferred	Common stock		paid-in	Accumulated	capital
	Shares	Amount	Shares	Amount	Shares	Amount	stock	Shares	Amount	capital	deficit	deficiency

					(unaudited)

Balance, January 1, 1998								2,128,940	$2,129	$1,640,327	$(5,300,220)	$(3,657,764)
Issuance of common stock								15,000	15	29,985		30,000
Common stock issued for services and debt issuance costs								268,250	268	536,232		536,500
Conversion of convertible debentures								544,100	544	1,087,656		1,088,200
Issuance of detachable warrants										108,369		108,369
Net loss											(3,728,364)	(3,728,364)

Balance, December 31, 1998								2,956,290	2,956	3,402,569	(9,028,584)	(5,623,059)
Issuance of Series A, preferred stock—net of issuance cost of $532,226	7,727,272	$7,967,774					$7,967,774
Stock issued for services and extension of maturity of debt								246,250	246	518,498		518,744
Conversion of convertible debentures – net of issuance cost of $332,260								1,975,120	1,975	3,657,320		3,659,295
Issuance of detachable warrants										63,750		63,750
Cumulative preferred stock dividends		307,397					307,397			(307,397)		(307,397)
Net loss											(3,418,420)	(3,418,420)

Balance, December 31, 1999	7,727,272	8,275,171					8,275,171	5,177,660	5,177	7,334,740	(12,447,004)	(5,107,087)
Issuance of Series B, preferred stock—net of issuance cost of $51,173			5,714,286	$7,948,827			7,948,827
Cumulative preferred stock dividends		680,000		268,274			948,274			(948,274)		(948,274)
Accretion to estimated redemption value		3,477,271		857,143			4,334,414			(4,334,414)		(4,334,414)
Net loss											(6,731,335)	(6,731,335)

Balance, December 31, 2000	7,727,272	12,432,442	5,714,286	9,074,244			21,506,686	5,177,660	5,177	2,052,052	(19,178,339)	(17,121,110)
Issuance of Series C, preferred stock—net of issuance cost of $142,302 (Unaudited)					5,161,290	$7,857,698	7,857,698
Cumulative preferred stock dividends (Unaudited)		340,000		320,000		320,000	980,000			(980,000)		(980,000)
Accretion to estimated redemption value (Unaudited)		1,545,454		1,142,858		1,032,258	3,720,570			(1,104,604)	(2,615,966)	(3,720,570)
Stock compensation cost (Unaudited)										32,552		32,552
Net loss (Unaudited)											(4,306,461)	(4,306,461)

Balance, June 30, 2001 (Unaudited)	7,727,272	$14,317,896	5,714,286	$10,537,102	5,161,290	$9,209,956	$34,064,954	5,177,660	$5,177	$—	$(26,100,766)	$(26,095,589)

     See Notes to Consolidated Financial Statements.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six months ended
	Year ended December 31,			June 30,

	1998	1999	2000	2000	2001

				(unaudited)
Cash flows from operating activities:
Net loss	$(3,728,364)	$(3,418,420)	$(6,731,335)	$(3,066,584)	$(4,306,461)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	302,083	188,680	399,005	166,042	447,436
Loss on disposal of fixed assets		101,730
Write-off of note receivable			45,625
Stock issued for services	9,000	16,500
Extraordinary loss		412,500
Debt issuance cost	251,000	257,734
Changes in operating assets and liabilities:
Accounts receivable	(105,133)	20,956	(926,004)	(370,106)	(572,142)
Inventories	(222,255)	(148,721)	(274,607)	162,979	(26,460)
Prepaid expenses and other assets	83,188	(280,351)	11,023	225,632	(321,082)
Accounts payable	587,963	(267,472)	167,451	1,691,730	908,812
Accrued and other liabilities	470,356	(869,752)	(582,722)	(201,848)	211,670

Net cash used in operating activities	(2,352,162)	(3,986,616)	(7,891,564)	(1,392,155)	(3,658,227)

Cash flows from investing activities:
Change in restricted cash and securities		(1,500,000)	1,000,000	1,000,000
Purchases of property	(145,907)	(1,115,594)	(3,018,711)	(2,077,412)	(740,032)
Note due from officer			(100,000)
Acquisition of Paragon Health Care Corporation					(4,000,000)

Net cash used in investing activities	(145,907)	(2,615,594)	(2,118,711)	(1,077,412)	(4,740,032)

Cash flows from financing activities:
Change in line of credit			500,000	873,880	796,230
Proceeds from issuance of debt	2,546,471	653,000	1,250,000	1,250,000	500,000
Repayment of debt	(97,500)	(1,144,990)	(560,117)	(500,000)	(719,520)
Payments on obligations under capital leases	(17,796)	(19,828)		(6,671)
Issuance of common stock	30,000
Net proceeds from issuance of preferred stock—net of issuance cost of $532,226, $51,173 and $142,302, respectively		7,967,774	7,948,827		7,857,698

Net cash provided by financing activities	2,461,175	7,455,956	9,138,710	1,617,209	8,434,408

Net (decrease) increase in cash and cash equivalents	(36,894)	853,746	(871,565)	(852,358)	36,149
Cash and cash equivalents, beginning of period	64,832	27,938	881,684	881,684	10,119

Cash and cash equivalents, end of period	$27,938	$881,684	$10,119	$29,326	$46,268

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

				Six months ended
	Year ended December 31,			June 30,

	1998	1999	2000	2000	2001

				(unaudited)

Supplemental disclosure of cash flow information—Cash paid for interest	$19,000	$19,000	$110,000	$45,000	$25,000

Supplemental disclosures of noncash investing and financing activities:
In 1998, approximately $1,088,000 convertible debenture principal was converted into 544,100 shares of common stock

In 1998, the Company issued 263,750 shares of its common stock in consideration for execution of financing arrangements. Accordingly, approximately $528,000, representing the estimated value of the stock, was recorded as debt issuance costs. During 1998, approximately $251,000 was amortized to interest expense

In 1998, the Company issued 545,702 warrants to purchase the Company’s common stock in connection with the issuance, or the extension of the maturity date, of convertible debentures. The exercise price of the warrants is $2.27. The Company allocated approximately $108,000 of the proceeds to the warrants

In 1999, the Company issued 246,250 shares of common stock valued at $518,744 for services and extension of maturity of debt
In 1999, the Company converted $3,991,555 of convertible debentures, including accrued interest of $611,683, into 1,975,120 shares of the Company’s common stock
In 1999, the Company issued detachable warrants to purchase the Company’s common stock in connection with the issuance of debt. Such warrants were valued at $63,750.

See Notes to Consolidated Financial Statements.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information for the six months ended June 30, 2001 is unaudited)

1.  OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—Alliance Medical Corporation and its subsidiaries (collectively, the “Company”) are reprocessors of disposable medical devices that are used in a variety of medical procedures. Reprocessing of medical devices involves the cleaning, function testing, and sterilizing of used devices for reuse in subsequent procedures.

Liquidity—The Company has funded its operations since inception primarily through the private placement of common and preferred stock. The Company has generated limited revenue from the sale of its services, must now comply with new guidelines issued by the US Food and Drug Administration (the “FDA”), and experienced increasing operating losses and accumulated deficits which have affected the Company’s liquidity. The Company has incurred losses since inception including losses of $4.3 million for the six months ended June 30, 2001, and $6.7 million for the year ended December 31, 2000. During these periods, the Company consolidated its operations into a new, custom-designed reprocessing facility, closed down three other reprocessing facilities, significantly increased its direct sales force and regulatory, quality assurance and design engineering staffs, and initiated its 510(k) and PMA submission program with the FDA. While these actions resulted in significant increases in costs and a corresponding increase in cost of revenue as a percentage of revenue for those periods, the Company believes that these actions have positioned it to capitalize on significant opportunities for substantial growth in its market. During June 2001, the Company entered into an agreement with a bank which permits the Company to borrow up to $4,000,000 for working capital purposes, acquisitions, and equipment purchases. Availability under this borrowing facility is limited to certain eligible collateral balances. At June 30, 2001, amounts available under this financing arrangement totaled approximately $400,000. Additionally, in August 2001, the Company issued 2,171,427 shares of Series D redeemable preferred stock for net proceeds of approximately $3,770,000. The Company is in the process of preparing to file an initial public offering (“IPO”), the proceeds of which would be used in part to provide working capital. In the event the IPO is not successful, management believes that sufficient sources of capital are available to fund operations for the foreseeable future. Additionally, management has the ability to revise anticipated expenditures in order to conserve resources. Management believes that these actions and plans will provide sufficient working capital for the Company.

Note to Unaudited Interim Consolidated Financial Statements—The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) applicable to interim financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Significant Accounting Policies—The Company prepares its financial statements in accordance with generally accepted accounting principles. Significant accounting policies are as follows:

a.	Principles of consolidation—The consolidated financial statements include the accounts of Alliance Medical Corporation and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

b.	Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

c.	Cash and cash equivalents—The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Carrying amounts of such amounts approximate fair value due to their highly liquid nature and short duration.

d.	Inventories are stated at the lower of cost or market. Inventories primarily consist of those materials utilized in reprocessing medical devices such as chemicals and packaging materials and cost is determined using the first-in, first-out method. Work-in-process and finished goods inventories primarily consist of capitalized labor and overhead necessary in the reprocessing of medical instruments. Such amounts are capitalized based on the instrument’s percentage progress through reprocessing as compared to the total cost of such reprocessing. The total cost of reprocessing individual instruments is estimated by the Company based on historical experience. The Company does not take title to the medical instruments they reprocess.

e.	Property, including leasehold and other improvements that extend an asset’s useful life or productive capabilities, is stated at cost. Leasehold improvements are depreciated on a straight-line basis over the shorter of the estimated useful life of the property or the life of the lease, including the Company’s unilateral renewal options if the term of the lease is shorter than the life of the improvements. Property is depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	3–7 years

Equipment	5–15 years

Computer equipment and software	3–5 years

Leasehold improvements	10 years

f.	Restricted cash and securities represent cash collateral of $500,000 for the issuance of a standby letter of credit to the lessor of the Company’s Phoenix reprocessing facility. The standby letter of credit was issued to provide security for the lease of the Company’s primary operating facility. At December 31, 1999, the Company also had $1,000,000 in restricted cash related to the Company’s financing agreement.

g.	Goodwill is being amortized using the straight-line method over an estimated life of 15 years. Amortization of goodwill was approximately $33,000, $24,000, and $24,000 for the years ended December 31, 1998, 1999, and 2000, respectively.

h.	Impairment—The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets may warrant revision or that the remaining balance of these assets may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the assets and its eventual disposition. The amount of the impairment loss, if an impairment exists, would be calculated based on the excess of the carrying amounts of the assets over its estimated fair value. No impairment losses were recorded in 1998, 1999, or 2000.

i.	Revenue is recognized when the reprocessed medical instruments have been shipped to the customer. Shipment generally occurs immediately upon completion of reprocessing for those customers operating under a blanket purchase order. Medical instruments are not shipped to other

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

customers until such time as a purchase order is received. No individual customer represents greater than 10 percent of revenues or accounts receivable for any period or date presented.

j.	Debt issuance costs are deferred and recognized over the term of the related debt. During 1998, the Company issued 263,750 shares of its common stock in consideration for execution of financing arrangements. Accordingly, approximately $528,000, representing the estimated fair value of the stock, was recorded as debt issuance costs, with the offset recorded to common stock and additional paid-in capital, as applicable. During 1999, all debt related to the financing arrangements made in 1998 was either repaid or converted into equity. Accordingly, the remaining debt issuance costs were recorded as an extraordinary loss in the 1999 statement of operations.

k.	Shipping and handling fees and costs—Amounts paid to the Company by its customers for shipping and handling are included as a component of revenue while shipping and handling costs incurred by the Company are included as a component of cost of revenue.

l.	Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently payable plus deferred taxes. Deferred taxes arise from the different bases of assets and liabilities recorded for financial statement and income tax reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

m.	Stock-based compensation—The Company applies the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and provides the pro forma net loss and pro forma loss per share disclosures for employee stock option grants as if the fair-value-based method defined in Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, had been applied.

n.	Loss per share is based upon the weighted-average number of common shares outstanding during the respective periods. Basic and diluted loss per share is the same for all periods presented. Potentially dilutive securities were not included in the loss per share calculation as their effect would be antidilutive and are as follows:

	12/31/98	12/31/99	12/31/00	6/30/01

Convertible Securities	694,592	7,727,272	13,441,558	18,602,848
Stock Options	870,000	1,584,500	1,689,500	3,084,500
Warrants	695,702	990,988	1,111,702	1,101,460

Total	2,260,654	10,302,760	16,242,760	22,788,808

o.	Segment information—The Company operates in one business segment. Additionally, all of the Company’s assets are located in, and revenue is earned in, the United States.

p.	Pro forma as adjusted balance sheet information as of June 30, 2001 illustrates the effects on stockholders’ equity of the conversion of the redeemable preferred stock should the Company successfully complete its IPO. Such redeemable preferred stock is mandatorily convertible into common stock on a 1 to 1 basis under such circumstances.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

q.	Reclassifications have been made to the 1998 and 1999 amounts to conform to the 2000 presentation.

r.	New accounting pronouncements—In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001. The effect of this pronouncement did not have a material impact on reported operating results or financial position.

In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, Revenue Recognition, or SAB 101, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition. The Company believes the historical revenue recognition policies in place comply with SAB 101.

In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, or FIN 44, which contains rules designed to clarify the interpretation of APB Opinion No. 25, Accounting for Stock Issued to Employees, including the definition of an employee for purposes of applying APB Opinion No.  25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective on July 1, 2000, but some conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. This interpretation did not have a material effect on the Company’s financial position or results of operations.

In June 2001 the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No.  141 prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The amortization of existing goodwill will cease on December  31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in the Company’s discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under the new standard beginning in the first quarter of 2002, which could have an adverse effect on the Company’s future results of operations if an impairment occurs.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

2.  ACCOUNTS RECEIVABLE

A summary of changes in the allowance for doubtful accounts for the years ended December 31 is as follows:

	1998	1999	2000

Balance, beginning of period	$30,000	$98,000	$113,000
Provision for doubtful accounts	68,000	64,000	9,000
Write-offs		(49,000)	(58,000)

Balance, end of year	$98,000	$113,000	$64,000

3.  NOTE RECEIVABLE AND NOTE DUE FROM OFFICER

As of December 31, 1999, the Company had an uncollateralized $250,000 note receivable, bearing interest at 8 percent, from an entity owned by one of its former officers. During 1999, the Company recorded an allowance of $204,375 against the note for potential loss exposure. During 2000, the Company wrote off the balance of the note.

During 2000, the Company loaned the Chief Executive Officer of the Company $100,000 to facilitate his relocation to the United States. The note is full recourse, accrues interest at 8 percent, and is due on the earlier of the Chief Executive Officer’s termination or December 31, 2002.

4.  INVENTORIES

Inventories consisted of the following:

	December 31,		June 30,

	1999	2000	2001
			(Unaudited)

Supplies	$79,501	$101,200	$101,127
Work in process	96,058	246,014	262,202
Finished goods	285,805	374,954	385,299

Total	461,364	722,168	748,628
Less inventory allowance	(13,803)

Inventories—net	$447,561	$722,168	$748,628

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

5.  PROPERTY

Property consisted of the following at December 31:

	1999	2000

Furniture and fixtures	$40,335	$216,486
Equipment	548,301	757,723
Computer equipment	166,800	1,383,674
Leasehold improvements	82,173	2,363,441

Total	837,609	4,721,324
Less accumulated depreciation and amortization	(339,533)	(714,536)

Total	498,076	4,006,788
Construction in progress	969,325	104,320

Property—net	$1,467,401	$4,111,108

Depreciation expense was approximately $154,000, $165,000, and $375,000 for the years ended December 31, 1998, 1999, and 2000, respectively.

6.  LINE OF CREDIT AND LONG-TERM DEBT

From June to October 1998, the Company issued $762,405 in convertible debentures to three of the Company’s stockholders, all of which were converted or repaid during 1998 and 1999.

On June 6, 2000, the Company issued a $500,000 convertible promissory note to four stockholders that was repaid the same year.

During 1999, all outstanding debt was paid and/or converted into shares of the Company’s common stock. The total number of shares issued upon conversion during 1999 was 1,975,120 with conversion prices ranging from $1.40 to $2.70 per share.

Certain of the long-term debt was retired during 1999 prior to its maturity date. The write-off of the $412,500 unamortized balance of debt issuance costs associated with such long-term debt is accounted for as an extraordinary loss in the 1999 consolidated statement of operations.

On April 24, 2000, the Company entered into a Credit and Reimbursement Agreement (“Credit Agreement”) with a bank. Under the terms of the Credit Agreement, certain credit facilities were made available to the Company, summarized as follows:

Facility A—$1,000,000 revolving line of credit facility bearing interest at the bank’s prime rate (6.75% at December 31, 2000) plus 2 percent. Amounts available are subject to limitation based on the lesser of the Company’s eligible accounts receivable, as defined, or the notional amount of Facility A. All amounts were due under Facility A in April 2001. The balance outstanding under Facility A as of December 31, 2000 was $500,000.

Facility B—$750,000 term loan promissory note bearing interest at the bank’s prime rate (6.75% at December 31, 2000) plus 2.5 percent, expiring May 2005. The balance outstanding under Facility B as of December 31, 2000 was $722,223, of which $166,667 was considered current.

The Credit Agreement is collateralized by substantially all of the Company’s assets. As of December 31, 2000, the Company was not in compliance with certain covenants under the Credit

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

Agreement; however, the classification of the Company’s obligations under the Credit Agreement was not changed as, during 2001, all amounts outstanding under the Credit Agreement were due and repaid.

On June 11, 2001, the Company entered into an agreement with a bank whereby the bank made the following facilities available to the Company:

$2,500,000 Revolving Line of Credit bearing interest at the bank’s prime interest rate plus 1 percent. Borrowings are limited to 80 percent of eligible accounts receivable less outstanding letters of credit. All amounts outstanding are due on April 30, 2002.

$1,000,000 Acquisition Term Loan bearing interest at the bank’s prime interest rate plus 2 percent. Amounts due are payable monthly through April 30, 2004. As of June 30, 2001, this facility had not been funded by the bank and, as a result, it was not available to the Company.

$500,000 Equipment Term Loan bearing interest at the bank’s prime interest rate plus 1.5 percent. Borrowings are limited to 75 percent of eligible equipment as defined. Amounts due are payable monthly through April 30, 2004.

The agreement with the bank requires the Company to comply with certain financial and other covenants including maintenance of minimum tangible net worth and liquidity coverage ratio. As of June 30, 2001, the Company was in compliance with the covenant requirements under this agreement.

In connection with the above agreement, all amounts due under the Company’s prior Credit Agreement were repaid.

Other liabilities represent notes payable in default and in dispute by the Company. Such amounts are due on demand and bear interest ranging from 10 percent to 15 percent.

7. LEASES

The Company leases certain equipment under agreements classified as capital leases. These leases expire at various dates through January 2002. The cost and accumulated amortization related to such equipment at December 31 were as follows:

	1999	2000

Cost	$121,437	$114,119
Less accumulated amortization	(19,903)	(27,652)

Total property under capital leases	$101,534	$86,467

Amortization expense on these capital leases is included in depreciation and amortization expense. Future minimum lease payments on obligations under capital leases are not significant.

The Company is obligated under noncancelable operating leases expiring through February 2005 for office and production space and equipment. The Company is also responsible for taxes, utilities, and other executory costs. The Company also leases various equipment on a month-to-month basis.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

Future minimum lease payments on noncancelable operating leases with initial terms in excess of one year for the years ending December 31 are as follows:

2001	$395,877
2002	388,452
2003	387,886
2004	387,294
2005	64,549

Total	$1,624,058

Rent expense was approximately $232,000, $246,500, and $398,500 for the years ended December 31, 1998, 1999, and 2000, respectively.

In connection with the Company’s lease of its primary operating facility, the lessor provided the Company with $500,000 toward the acquisition of leasehold improvements. This balance has been deferred and is being amortized over 10 years, the same period as the leasehold improvements.

8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	1999	2000

Payroll and related expenses	$206,219	$282,750
Interest	58,275	29,038
Commissions	229,647	113,757
Litigation reserve	801,588
Lease incentive		471,210
Other	416,575	277,982

Total	$1,712,304	$1,174,737

9.  DUE TO RELATED PARTIES

The balance due to related parties consists of advances from stockholders, a member of the Board of Directors, and an officer. These advances are noninterest bearing, unsecured, and were paid during 2000.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

10.  INCOME TAXES

There was no provision (benefit) for income taxes for the years ended December 31, 1998, 1999, and 2000 because the Company had net losses. A reconciliation of the Company’s statutory rates for the years ended December 31 is as follows:

	1998	1999	2000

Federal	(35.0)%	(35.0)%	(35.0)%
State	(4.0)	(4.0)	(4.0)
Nondeductible expenses	0.8	2.0	0.7
Valuation allowance	38.2	37.0	38.3

Total	0.0%	0.0%	0.0%

Deferred tax assets and (liabilities) are comprised of the following at December 31:

	1999	2000

Deferred tax liabilities:
Property	$(49,000)
Other		$(24,000)

Total deferred tax liabilities	(49,000)	(24,000)

Deferred tax assets:
Organization costs	3,300	6,000
Allowance for doubtful accounts	35,000	48,000
Accrued reserves and other		81,000
Litigation reserve	307,000
Net operating loss carryforwards	3,958,700	6,683,000
Property		39,000

Total deferred tax assets	4,304,000	6,857,000
Less valuation allowance	(4,255,000)	(6,833,000)

Deferred tax assets – net	49,000	24,000

Total	$—	$—

At December 31, 2000, the Company had net operating loss carryforwards of approximately $17,131,000, which will expire beginning in 2012. Certain changes in stock ownership can result in a limitation on the amount of net operating loss carryforwards that can be utilized each year. The Company has determined that it has undergone such ownership changes. Consequently, utilization of approximately $2,900,000 of net operating loss carryforwards will be limited to approximately $220,000 per year and will also be subject to the separate return loss year limitations. A portion of the remaining NOL will also be subject to limits to the extent that there is an additional increase in ownership by new investors of greater than 50 percent occurring since the last reported change. Should such increase constitute a change, the NOLs will be subject to additional limitation.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

11.  CAPITAL SHARES

Common Stock—During 1999, the Company issued a total of 2,221,370 shares of common stock. Included in this balance was an issuance of 1,975,120 shares of common stock to holders of convertible debentures issued in connection with the conversion of such debentures at an average conversion price of $2.03 per share and 246,250 shares issued for services and extension of maturity of debt.

Preferred Stock—During 1999, 2000, and 2001, the Company completed private placements of cumulative participating, convertible, redeemable preferred stock as follows:

	Series A	Series B	Series C

Issuance date	July 19, 1999	July 31, 2000	February 8, 2001
Offering price per share	$1.10	$1.40	$1.55
Shares issued	7,727,272	5,714,286	5,161,290
Conversion rate	$1.10	$1.40	$1.55
Dividend rate	8%	8%	8%
Liquidation value (excluding unpaid dividends)	$8,500,000	$8,000,000	$8,000,000
Unpaid cumulative dividends at December 31, 1999	$307,397
Unpaid cumulative dividends at December 31, 2000	$987,397	$268,274
Unpaid cumulative dividends at June 30, 2001	$1,327,397	$588,274	$320,000
Gross proceeds	$8,500,000	$8,000,000	$8,000,000
Less offering expenses	532,226	51,173	142,302

Net proceeds	$7,967,774	$7,948,827	$7,857,698

Preferred stock dividends are participating and cumulative, which may be paid at the option of the Company’s Board of Directors in cash. The holders of preferred stock are also entitled to vote with common stockholders that number of shares of common stock the preferred would be converted into if such right were exercised. The conversion price is subject to adjustment from certain anti-dilution provisions. At any time any holder of preferred stock may convert all or any portion of the preferred stock by multiplying the number of shares to be converted by the liquidation value and dividing the result by the conversion price. Such conversion is mandatory in the event of a qualifying initial public offering of the Company’s common stock. In addition, after June 30, 2004, the holders of a majority of the outstanding preferred stock may request redemption at fair market value of preferred stock as determined by an independent third party of all of their preferred stock by delivering written notice of such request to the Company. Payment of redemption shall be made in two equal installments, the first of which shall occur on a date selected by the Company, no later than the 60th day following delivery of the redemption notice, and the second of which shall occur on the first anniversary of the first redemption date, with unpaid balance accruing interest at 10 percent per annum. All cumulative dividends in arrears at the time of redemption are due and payable in cash. If the Company is unable to pay the accrued dividends in cash, then the holders have the option to receive such dividends in common stock. Management has adjusted the carrying amount of preferred stock to the estimated redemption value at December 31, 1999 and 2000, and June 30, 2001. Such redemption value was estimated primarily by reference to subsequent preferred stock issuances.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

Warrants —Historically, the Company has issued warrants in connection with the closing of debt financing agreements or the renegotiation of the maturity provisions of its debt agreements. At the time of warrant issuance, the Company estimates the fair value of the warrants using the Black-Scholes option valuation model. If the estimated fair value of the warrant is determined to be significant at the time of issuance, the Company allocates, on a relative fair value basis, the proceeds between the debt issued and the warrant. The resulting discount on the debt is amortized to interest expense over the term of the debt. During 1998 and 1999, the Company allocated approximately $108,000 and $64,000, respectively, to issued warrants. The assumptions used in the Black-Scholes model to estimate these fair values were 6% and 6.25% discount rates, respectively, five year and three year lives, respectively, and 0% and 25% volatility, respectively. The fair value of the warrants issued during the year ended December 31, 2000 was not considered significant. In general, warrants vest and are exercisable immediately and expire over terms ranging from three to seven years. A summary of warrant activity is as follows:

		Weighted-
		average
	Number	exercise
	of shares	price

Balance, January 1, 1998	150,000	$2.00
Warrants issued	545,702	2.27

Balance, December 31, 1998	695,702	2.21
Warrants issued	295,286	1.06

Balance, December 31, 1999	990,988	1.87
Warrants issued	120,714	1.19

Balance, December 31, 2000	1,111,702	1.79
Warrants issued (Unaudited)	32,258	1.55
Warrants expired (Unaudited)	(42,500)	2.25

Balance, June 30, 2001 (Unaudited)	1,101,460	$1.77

85,000 warrants expiring in April 2007 include a provision whereby the holder of the warrant has the right to put the warrant back to the Company after April 2005 at the then fair value of the Company’s common stock less the exercise price of the warrant. As of December 31, 2000, the fair value of the Company’s common stock was less than the exercise price of the warrant. As of June 30, 2001, the fair value of the Company’s common stock was estimated to be approximately $1.75 per share. The difference between this estimated fair value and the exercise price of the warrants of $1.10 per share times the number of warrants is reflected as an obligation of the Company in accrued liabilities and as an other expense in the June 30, 2001 statement of operations.

12.  STOCK OPTION PLANS

The 1999 and 2001 Stock Incentive Plans were established for the grant of incentive or nonstatutory stock options and, under the 2001 Stock Incentive Plan, the direct award of shares, to eligible employees, directors, and consultants. Incentive stock options can be granted only to employees, and must be granted with an exercise price that is not less than the fair market value of the underlying shares at the date of grant. The exercise prices of nonstatutory options under the 2001 Stock Incentive Plan may not be less than the fair market value of the underlying shares, and the exercise prices of

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

nonstatutory options under the 1999 Stock Incentive Plan are determined by the Board of Directors or the committee of the Board designated to administer the 1999 Stock Incentive Plan. Collectively, at December 31, 2000 and June 30, 2001, 2,250,000 and 4,000,000 shares of common stock have been authorized for issuance under the Stock Incentive Plans and 1,829,500 shares were available for future grant at June 30, 2001. In addition to those options issued under the Stock Incentive Plans, 914,000 options have been issued outside of the Stock Incentive Plans.

A summary of stock option activity is as follows:

	Number	Exercise
	of shares	price

Balance, January 1, 1998
Options granted	870,000	$1.81

Balance, December 31, 1998	870,000	1.81
Options granted	714,500	0.55

Balance, December 31, 1999	1,584,500	1.24
Options granted	105,000	0.60

Balance, December 31, 2000	1,689,500	1.20
Options granted (Unaudited)	1,395,000	0.75

Balance, June 30, 2001 (Unaudited)	3,084,500	$1.00

Options to purchase 349,397, 745,522, and 1,085,828 shares were exercisable at December 31, 1999 and 2000, and June 30, 2001, respectively, with a weighted-average exercise price of $1.79, $1.50, and $1.44, respectively.

Options generally vest over a period of four years and generally become exercisable beginning one year from the date of employment or grant. Options generally expire 10 years from the date of grant.

As the result of issuance of options during 2001 with exercise prices below the estimated fair market value of the Company’s common stock at the measurement date of such issuance, the Company is recognizing the intrinsic value of the options of $312,000 over the vesting period of four years. During the six months ended June 30, 2001, the Company recognized $32,552 of compensation expense in the statement of operations.

Stock-based compensation—Under the intrinsic value method as defined by APB Opinion No. 25, the Company generally recognizes no compensation expense with respect to stock-based awards to employees. The Company is required to present pro forma information regarding net loss and net loss per share, as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of the Company’s stock-based awards to employees is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions. Because the Company’s stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

The following table summarizes the ranges of outstanding and exercisable options at June 30, 2001:

		Options outstanding
		Weighted-		Options exercisable
		average	Weighted-		Weighted-
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (yrs.)	price	exercisable	price

$0.46–$0.60	2,170,500	9.17	$0.65	299,203	$0.50
$1.70–$2.00	914,000	8.03	1.82	785,925	1.80

$0.46–$2.00	3,084,500	8.40	$1.20	1,085,828	$1.44

The fair value of the Company’s stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

	Year ended
	December 31,
				June 30,
	1998	1999	2000	2001

Expected life from vest date	5 yrs.	3 yrs.	3 yrs.	3 yrs.
Volatility	0%	0%	0%	0%
Risk-free interest rate	6.0%	6.3%	6.3%	6.3%

The weighted-average estimated fair value of stock options granted during the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001 was $0.09, $0.10, and $0.36 per share, respectively.

For pro forma purposes, the estimated fair value of the Company’s stock-based awards to employees is generally amortized over the vesting period of four years. The pro forma information is as follows:

	Years ended December 31,			Six months
				ended
	1998	1999	2000	June 30, 2001

Pro forma net loss	$(4,080,264)	$(3,487,596)	$(6,814,425)	$(4,378,603)
Pro forma net loss per share amounts — basic and diluted	$(1.56)	$(0.94)	$(2.34)	$(1.75)

13.  EMPLOYEE BENEFIT PLAN

During 2000, the Company adopted a defined contribution 401(k) plan for all employees. Under the 401(k) plan, eligible employees may elect to contribute up to the lesser of $10,500 or 20 percent of their annual compensation. The Company matches a portion of each employee’s contribution. The Company’s contributions to the plan totaled approximately $74,000 for the year ended December 31, 2000.

14.  REGULATORY ENVIRONMENT

Reprocessing of disposable medical devices involves cleaning, sterilizing, and function testing used devices to ensure that they are safe and effective for reuse and will perform the functions for which they were designed. In August 2000, the FDA issued a Guidance Document covering this practice. The Guidance Document established an interpretive policy requiring that reprocessing of disposable medical devices be subject to the same extensive regulations as those applied to original device manufacturers.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

These regulations apply to third-party reprocessors and hospitals, though the FDA is phasing in its enforcement of postmarketing requirements for hospitals.

Third-party reprocessors must currently comply with the same requirements imposed on the device manufacturer: facility registration and device listing with the FDA, medical device reporting, device tracking, corrections and removal of medical devices, quality system regulation, labeling, and pre-market submissions. Hospitals are currently subject to establishment registration, device listing, and premarket submission requirements, and must comply with other postmarketing requirements by August 14, 2002.

Compliance with the new FDA guidelines, including the requirement that premarket submissions be filed with the FDA on or before August 14, 2001 in order to continue reprocessing medical devices, is difficult and costly to achieve and maintain. The Company is continuing to invest significant resources in order to achieve and maintain compliance with FDA guidelines resulting in regulatory compliance costs of $557,123 and $1,096,443 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. Management believes that the Company has fully complied with the FDA guidelines related to the reprocessing of medical devices.

Failure to comply with applicable regulatory requirements can result in enforcement actions, which may include: prohibiting specific devices from being reprocessed, ceasing marketing, operating under an injunction, paying significant fines and penalties, and criminal prosecutions and similar FDA actions that could adversely affect the Company’s business and profitability.

In addition, the FDA has stated that it intends to phase-in additional oversight of the reprocessing industry based on its assessment of current practices and potential risks over time. As a result of this new regulatory requirement, unless an exemption applies, the Company must obtain, for each medical device that it wishes to reprocess, a 510(k) clearance or pre-market approval from the FDA. The process involved in obtaining either of these authorizations can be lengthy and expensive. The FDA’s 510(k) clearance process usually takes from four to twelve months, but may take longer. The pre-market approval, or PMA, process is much more costly, lengthy, and uncertain, generally taking from one to three years or even longer after all the necessary data are submitted in the PMA.

15.  LITIGATION

In June 1996 and January 1997, U.S. Surgical, Inc. (“USSC”), a large manufacturer of single-use medical devices, filed suit against one of the Company’s subsidiaries (prior to its acquisition by the Company) and certain individuals associated with the subsidiary in the US District Court for the District of Kansas. In the lawsuit, USSC asserted patent infringement and other various claims and sought permanent injunctive relief among other things. The US District Court issued summary judgment in favor of the subsidiary. In response to the summary judgment, USSC filed an appeal of the US District Court’s decision to grant summary judgment.

In addition, the subsidiary filed a demand for payment of costs in connection with the action initially brought by USSC. On March 31, 1999, the US Court of Appeals for the Federal Circuit affirmed the US District Court’s grant of summary judgment in favor of the subsidiary. The US District Court denied the subsidiary’s motion for attorneys’ fees and costs. In response, the subsidiary filed a Notice of Appeal regarding that decision by the trial court.

On May 15, 2000, all parties to the USSC lawsuit entered into and signed a settlement agreement agreeing to the dismissal with prejudice of all claims and counterclaims. All parties involved are responsible for their own litigation costs. As a result of this settlement, the Company reversed the

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

remaining amounts recorded as litigation reserve and credited $261,213 to operating expense in the 2000 statement of operations.

On March 15, 1999, Dr. Wade Hill filed a complaint against the Company and several of Company’s subsidiaries in the Third Judicial District Court of Salt Lake County, Utah. The complaint alleges conversion, fraud, breach of contract, breach of fiduciary duty, unjust enrichment, and conspiracy. The allegations arise out of the March 1996 transaction in which Dr. Hill entered into a joint venture with Pauline Sill and Raymond Graves. Dr. Hill alleges that Ms. Sill and Mr. Graves misrepresented a business opportunity and defrauded him during the formation of their joint venture, Applied Medical Technologies, LLC. Although Ms. Sill and Mr. Graves appear to be the primary defendants, the Company was made a party to the lawsuit when it acquired an indirect ownership interest in the joint venture. Dr. Hill alleges that the Company furthered any fraud committed by Ms. Sill and Mr. Graves. Dr. Hill seeks unspecified damages which could exceed $350,000 as well as punitive damages. The Company denies ever having committed any fraud and intends to vigorously defend this lawsuit. Due to the uncertainty surrounding the ultimate disposition of this matter, the Company has not recorded a reserve for this matter.

On January 19, 2001, Vanguard Medical Concepts, Inc. filed a complaint against the Company and Donny A. Green, a former employee of one of the Company’s independent sales representatives, in the Ninth Judicial Circuit in Orange County, Florida. The complaint alleges causes of action for breach of contract by Mr. Green and misappropriation of trade secrets by the Company arising from the breach of a confidentiality and non-compete agreement between Mr. Green and Vanguard and unauthorized access to confidential portions of Vanguard’s web site. Vanguard is seeking damages, including attorneys’ fees and costs, in excess of $10 million plus punitive damages. The Company denies that any trade secrets were misappropriated and is vigorously defending this lawsuit.

The Company’s insurance carrier has advised the Company that the Company’s insurance policy does not cover either litigation costs associated with the Vanguard lawsuit or coverage for any potential damages awarded to Vanguard. No trial date has been set for this action. Due to the uncertainty surrounding the ultimate disposition of this matter, the Company has not recorded a reserve for this matter.

The Company is also involved in other legal proceedings which are being defended and handled in the ordinary course of business. The Company believes that the results of these other legal proceedings will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

A reconciliation of the Company’s litigation reserve account for the years ended December 31, 1998, 1999, and 2000 follows:

Litigation reserve, January 1, 1998	$1,242,328
Legal cost paid	(97,635)

Litigation reserve, January 1, 1999	1,144,693
Legal costs paid	(343,105)

Litigation reserve, January 1, 2000	801,588
Legal costs paid	(540,375)
Reversal of reserve due to settlement	(261,213)

Balance, December 31, 2000	$—

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

16.  ACQUISITIONS

On February 9, 2001, the Company completed the acquisition of Paragon Health Care Corporation (“Paragon”), a Little Rock, Arkansas-based medical instrument reprocessor for a purchase price of $4,000,000 in cash. The Company accounted for the transaction as a purchase business combination and, accordingly, adjustments were made on the date of acquisition to reflect the acquisition and allocation of the $4,000,000 total purchase price to the net assets acquired in conformity with the procedures specified by APB Opinion No. 16, Business Combinations. Accordingly, property and equipment, intangible assets, represented by a noncompetition agreement, and other assets and liabilities were revalued from historical cost to fair value at the time of the acquisition. The purchase price is contingently adjustable pending the verification of the closing date balance sheet.

The preliminary allocation of the purchase price, subject to adjustment in accordance with generally accepted accounting principles, was as follows:

Working capital (deficiency)	$(167,983)
Property	163,334
Non-competition agreement	110,000
Goodwill	3,894,649

Total purchase price	$4,000,000

During the year ended December 31, 1998, Alliance Medical Corporation acquired the following three entities engaged in the medical devices reprocessing business: Applied Medical Recovery, Inc., Crystal Medical Technologies, Inc., and Sterile Reprocessing Services, Inc. Alliance Medical Corporation issued an aggregate of approximately 2,127,000 shares of common stock in these transactions which have been accounted for under the pooling of interests method of accounting. The financial position and results of operations of these entities have been included in the consolidated financial statements as if the entities had operated as one entity since inception.

The pro forma unaudited results of operations combine the historical operations of the Company with those of Paragon for the year ended December 31, 2000 and the six months ended June 30, 2001 assuming the acquisition had occurred as of January 1, 2000. Pro forma adjustments made to the results of operations consist of the recognition of goodwill amortization over a 10-year period during each period. Pro forma results are as follows:

		Six months
	Year ended	ended
	December 31,	June 30,
	2000	2001

Revenue	$10,125,874	$7,066,546
Net loss	(7,246,462)	(4,419,194)
Net loss per common share – basic and diluted	(2.42)	(1.76)

17.  SUBSEQUENT EVENTS

On August 13, 2001, the Company completed a private placement of Series D, 8 percent cumulative participating preferred shares (“Series D Shares”) priced at $1.75 per share, resulting in gross proceeds of $3,800,000. Proceeds from the issuance, net of estimated expense, were approximately $3,770,000. The Series D Shares carry a participating cumulative dividend rate of 8 percent per annum. The dividends are preferential to common stock dividends, cumulative, and may be paid at the option of

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Information for the six months ended June 30, 2001 is unaudited)

the Company’s Board of Directors in cash. The Series D stockholders are also entitled to vote with common stockholders that number of shares of common stock the preferred would be converted into if such right were exercised. The initial conversion price is $1.75 per share; however, the conversion price is subject to adjustment for certain anti-dilution provisions set forth in the agreement. At any time and from time to time, any holder of Series D Shares may convert all or any portion of the Series D Shares (including any fraction of a share) by multiplying the number of shares to be converted by the liquidation value and dividing the result by the conversion price then in effect. Such conversion is mandatory in the event of a qualifying initial public offering of the Company’s common stock. In addition, after June 30, 2004, the holders of a majority of the outstanding Series D Shares may request redemption at fair market value as determined by an independent third party of all of their Series D Shares by delivering written notice of such request to the Company. Payment of redemption shall be made in two equal installments, the first of which shall occur on a date selected by the Company, no later than 60 days following delivery of the redemption notice, and the second of which shall occur on the first anniversary of the first redemption date, with interest at 10 percent per annum. All unpaid dividends in arrears are due and payable in cash at the time of redemption.

18.  QUARTERLY DATA (UNAUDITED)

The following table presents selected unaudited quarterly operating results for the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001. The Company believes that all necessary adjustments (consisting of only normal recurring accruals) have been included in the amounts shown below to present fairly the related quarterly results.

	First	Second	Third	Fourth
Statement of operations data	quarter	quarter	quarter	quarter

1999:
Revenue	$1,503,817	$1,177,844	$1,755,828	$1,384,149
Gross profit	652,461	416,076	698,337	393,455
Loss before extraordinary loss	(879,738)	(1,064,269)	(830,445)	(231,468)
Net loss	(879,738)	(1,064,269)	(830,445)	(643,968)
Loss per share— basic and diluted	(0.29)	(0.33)	(0.20)	(0.16)
2000:
Revenue	$1,278,009	$1,767,382	$1,554,404	$1,803,808
Gross profit	(218,593)	41,431	148,469	254,338
Loss before extraordinary loss	(1,501,579)	(1,551,101)	(1,844,604)	(1,834,051)
Net loss	(1,501,579)	(1,551,101)	(1,844,604)	(1,834,051)
Loss per share— basic and diluted	(0.32)	(0.33)	(0.41)	(1.26)
2001:
Revenue	$2,947,520	$3,722,382
Gross profit	1,150,939	1,477,192
Loss before extraordinary loss	(1,962,489)	(2,343,972)
Net loss	(1,962,489)	(2,343,972)
Loss per share— basic and diluted	(0.47)	(1.27)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Paragon Health Care Corporation
Little Rock, Arkansas

We have audited the accompanying balance sheets of Paragon Health Care Corporation (the “Company”) as of December 31, 1999 and 2000, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Phoenix, Arizona

July 6, 2001

PARAGON HEALTH CARE CORPORATION

BALANCE SHEETS

DECEMBER 31, 1999 and 2000

	1999	2000

Assets
Current assets:
Cash	$29,913	$63,606
Accounts receivable:
Trade	485,308	508,362
Noninterest bearing advances to stockholders	114,237	26,873
Inventories		7,977
Prepaid expenses		19,148

Total current assets	629,458	625,966
Property and equipment—Net	210,580	167,311
Deferred income taxes	765	24,447

Total	$840,803	$817,724

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$239,149	$134,907
Accrued expenses	161,949	204,568
Current maturities of long-term debt	223,265	264,340
Notes payable to stockholder	90,000	140,000
Obligations under capital leases	16,155	7,125

Total current liabilities	730,518	750,940

Long-term debt—Less current portion	28,684	14,345

Commitments and contingencies (Notes 8 and 9)
Stockholders’ equity:
Common stock—$.01 par value; 1,000,000 shares authorized; 163,617 and 150,617 shares issued and outstanding at December 31, 2000 and 1999, respectively	1,506	1,636
Additional paid-in capital	213,494	265,864
Deficit	(133,399)	(215,061)

Total stockholders’ equity	81,601	52,439

Total	$840,803	$817,724

See Notes to Financial Statements.

PARAGON HEALTH CARE CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 2000

	1999	2000

Net revenue	$4,086,850	$3,722,271
Cost of revenue	1,919,358	1,751,012

Gross margin	2,167,492	1,971,259

Operating expenses:
Research and development	102,900	58,353
General and administrative	2,121,772	1,982,923

Total operating expenses	2,224,672	2,041,276

Loss from operations	(57,180)	(70,017)

Other (expense) income:
Interest expense	(20,950)	(39,979)
Other income	5,208	9,908

Total other expense	(15,742)	(30,071)

Loss before taxes	(72,922)	(100,088)
Benefit (provision) for income taxes	(1,942)	18,426

Net loss	$(74,864)	$(81,662)

See Notes to Financial Statements.

PARAGON HEALTH CARE CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 1999 AND 2000

	Common stock		Additional
	Shares		paid-in
	issued	Amount	capital	Deficit	Total

Balance, January 1, 1999	107,000	$1,070	$8,930	$(58,535)	$(48,535)
Conversion of debt to common stock	43,617	436	204,564		205,000
Net loss				(74,864)	(74,864)

Balance, December 31, 1999	150,617	1,506	213,494	(133,399)	81,601
Issuance of common stock	13,000	130	52,370		52,500
Net loss				(81,662)	(81,662)

Balance, December 31, 2000	163,617	$1,636	$265,864	$(215,061)	$52,439

See Notes to Financial Statements.

PARAGON HEALTHCARE CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1999 AND 2000

	1999	2000

Cash flows from operating activities:
Net loss	$(74,864)	$(81,662)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	80,265	66,404
Deferred income taxes	(765)	(23,682)
Changes in operating assets and liabilities:
Accounts receivable	25,408	(23,254)
Inventories		(7,977)
Prepaid expenses and other assets		(19,148)
Accounts payable and accrued expenses	(50,266)	(61,623)

Net cash used in operating activities	(20,222)	(150,742)

Cash flows from investing activities—
Purchase of property and equipment	(87,338)	(23,135)
Stockholder receivable	(114,237)	87,364

Net cash from investing activities	(201,575)	64,229

Cash flows from financing activities:
Proceeds from line of credit—net	126,017	39,983
Proceeds from notes payable to stockholder	90,000	50,000
Proceeds from issuance of notes payable	43,032
Payments on notes payable	(1,884)	(13,247)
Payments on capital leases	(7,923)	(9,030)
Issuance of common stock		52,500

Net cash provided by financing activities	249,242	120,206

Increase in cash	27,445	33,693
Cash, beginning of year	2,468	29,913

Cash, end of year	$29,913	$63,606

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$17,177	$19,182

Income taxes	$	$27,004

Noncash investing and financing activities—
Conversion of debt to common stock	$205,000	$

See Notes to Financial Statements.

PARAGON HEALTH CARE CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1999 AND 2000

1.  GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General—Paragon Health Care Corporation, Inc. (the “Company”), is a medical device re-utilization engineering company. The Company was founded in 1996 to offer safe and effective methods to hospitals to reprocess costly cardiology products. The Company now offers a comprehensive continuum of medical device reprocessing and asset management services.

Significant Accounting Policies—The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies.

a.	Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b.	Inventories are carried at the lower of cost (first-in, first-out) or market. Work-in process and finished goods inventories primarily consist of capitalized labor and overhead necessary in the reprocessing of medical instruments. Such amounts are capitalized based on the instrument’s percentage progress through reprocessing as compared to the total cost of such reprocessing. The total cost of reprocessing individual instruments is estimated by the Company based on engineering studies of historical experience. The Company does not take title to the medical instruments they reprocess.

c.	Property and equipment are recorded at cost. Depreciation on property and equipment is computed using the straight-line and double-declining balance methods over the estimated useful lives of the related assets ranging from 3 to 39 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the property or the life of the lease.

d.	Impairment—The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets may warrant revision or that the remaining balance of these assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, the Company’s management uses several factors in doing so, including the Company’s projection of future cash flows relating to these assets. No impairment losses were recorded in 2000 or 1999.

e.	Net revenue is recognized when the reprocessed medical instruments have been shipped to the customer. Shipment generally occurs immediately upon completion of reprocessing for those customers operating under a blanket purchase order. Medical instruments are not shipped to other customers until such time as a purchase order is received. No individual customer represents greater than 10 percent of net sales or accounts receivables for any period or date presented.

f.	Income taxes are provided for the tax effects of transactions reported in the financial statements. Deferred taxes arise from the different bases of assets and liabilities recorded for financial statement and income tax reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable

PARAGON HEALTH CARE CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowances when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

g.	Segment Information—The Company operates in one business segment. Additionally, all of the Company’s assets are located in, and revenues one earned in, the United States.

h.	New Accounting Standards—In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133 which provides guidance on accounting for derivatives and hedge transactions. This statement is effective for the Company on January 1, 2001 and did not have a material impact on reported operating results or financial position.

In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, “Revenue Recognition,” or SAB 101, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 summarizes the SEC’s views in applying generally accepted accounting principles to revenue recognition. The Company believes its historical revenue recognition policies comply with SAB 101.

2.  INVENTORIES

Inventories consisted of the following at December 31, 2000:

2000

Raw materials	$5,220
Finished goods	2,757

Total	$7,977

3.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

	1999	2000

Equipment	$255,625	$256,054
Office furniture	90,610	83,710
Leasehold improvements	22,075	28,076

Total	368,310	367,840
Less accumulated depreciation and amortization	(157,730)	(200,529)

Property and equipment—net	$210,580	$167,311

PARAGON HEALTH CARE CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  NOTES PAYABLE

Long-term debt consisted of the following as of December 31:

	1999	2000

$250,000 line of credit bearing interest at .75% over the bank’s prime rate (10.25% at December 31, 2000), interest due monthly, principal due May 2001, collateralized by substantially all assets of the Company	$210,017	$250,000
Note payable bearing interest at 8.5%, due on demand, but, if no demand, due $1,360 monthly, including interest, with balance due November 2002, collateralized by equipment	41,932	28,685
Unsecured notes payable to stockholders bearing interest at 10%, due on demand	90,000	140,000

Total	341,949	418,685
Less current portion	(313,265)	(404,340)

Total long-term debt	$28,684	$14,345

The fair value of the Company’s notes payable approximates the carrying value because such notes are at market rates for similar issues.

5.  OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into agreements to lease certain telephone equipment. The obligations bear interest at 8.3 percent, and payments of principal and interest are due monthly.

6.  INCOMES TAXES

The components of the income tax benefit (provision) are as follows for the years ended December 31:

	1999	2000

Current provision	$(2,707)	$(5,256)
Deferred benefit	765	23,682

Total	$(1,942)	$18,426

Deferred income taxes are provided principally to recognize the differences in the book and tax basis of inventories and plant and equipment, and the resulting depreciation thereon, for income tax and financial reporting purposes.

A reconciliation of the Company’s statutory rates for the years ended December 31 is as follows:

	1999	2000

Federal	(35.0)%	(35.0)%
State	(4.0)	(4.0)
Nondeductible expenses	41.7	20.6

Total	2.7%	(18.4)%

7.  COMMON STOCK

During January 1999, the Company issued 43,617 shares of its $.01 par value common stock to satisfy $205,000 of its debt.

PARAGON HEALTH CARE CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  OPERATING LEASES

The Company has entered various operating leases covering office and warehouse space, automobiles, and office equipment.

Future minimum lease payments under these operating leases for the years ending December 31 are as follows:

2001	$215,068
2002	192,701
2003	112,920

Total	$520,689

Rent expense under operating leases for the years ended December 31, 2000 and 1999 was $216,152 and $215,398, respectively.

9.  SUBSEQUENT EVENT

On February 9, 2001, the Company was sold to Alliance Medical Corporation for $4,000,000.

PARAGON HEALTH CARE CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2000 and for the six months ended June 30, 2001 reflect the historical accounts of Alliance Medical Corporation and subsidiaries (the “Company”) for those periods, adjusted to give pro forma effect to the acquisition of Paragon Health Care Corporation, as if the acquisition had occurred on January 1, 2000.

The unaudited pro forma condensed consolidated financial data and accompanying notes should be read in conjunction with the consolidated financial statements and related notes of the Company, which are included in this prospectus. We believe that the assumptions used in the following statements provide a reasonable basis on which to present the unaudited pro forma consolidated financial data. The unaudited pro forma condensed consolidated financial data is provided for informational purposes only and should not be construed to be indicative of the Company’s financial condition, results of operations or covenant compliance had the transactions and events described above been consummated on the dates assumed, and are not intended to project the Company’s financial condition on any future date or the Company’s results of operations for any future period.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six months ended June 30, 2001

			Pro forma
			adjustments for
	Historical	Historical	the Paragon
	Alliance	Paragon(B)	acquisition(A)	Pro forma

Revenue	$6,669,902	$396,644		$7,066,546
Cost of revenue	4,041,771	129,132		4,170,903

Gross profit	2,628,131	267,512		2,895,643

Operating expenses:
General and administrative	1,549,861	256,620	32,455	1,838,936
Selling and marketing	4,171,949	91,170		4,263,119
Regulatory compliance	1,096,443			1,096,443

Total operating expenses	6,818,253	347,790	32,455	7,198,498

Loss from operations	(4,190,122)	(80,278)	(32,455)	(4,302,855)
Other income (expense)	(116,339)			(116,339)

Net loss	(4,306,461)	(80,278)	(32,455)	(4,419,194)
Less: Cumulative preferred stock dividends	(980,000)			(980,000)
Accretion to redemption value	(3,720,570)			(3,720,570)

Net loss attributable to common stockholders	$(9,007,031)	$(80,278)	$(32,455)	$(9,119,764)

Net loss per share— Basic and diluted	$(1.74)			$(1.76)

Weighted-average shares used in calculating loss per share— Basic and diluted	5,177,660			5,177,660

(A)	Adjustment to recognize the amortization of goodwill resulting from the acquisition of Paragon Health Care Corporation and the amortization of the covenant not to compete, also obtained in connection with the acquisition, over 10-year and 2.5-year periods, respectively.

(B)	The historical Paragon information represents the unaudited results of operations of Paragon for the period from January 1, 2001 through the date of acquisition.

The potentially dilutive effect of options to purchase 1,689,500 shares and 3,084,500 shares of common stock at prices ranging from $0.46 to $2.00 which were outstanding at December 31, 2000 and June 30, 2001, respectively, has not been included in the diluted net loss per share because the options were antidilutive. The potentially dilutive effect of warrants to purchase 1,111,702 shares and 1,101,460 shares of common stock at prices ranging from $0.01 to $3.00 which were outstanding at December 31, 2000 and June 30, 2001, respectively, has not been included in the diluted net loss per share because the warrants were antidilutive. The potentially dilutive effect of the conversion of 13,441,558 shares of preferred stock has not been included in the diluted net loss calculation because the preferred stock conversion would be antidilutive.

ALLIANCE MEDICAL CORPORATION AND SUBSIDIARIES

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the year ended December 31, 2000

			Pro forma
			adjustments for
	Historical	Historical	the Paragon
	Alliance	Paragon	acquisition(A)	Pro forma

Revenue	$6,403,603	$3,722,271		$10,125,874
Cost of revenues	6,177,958	1,751,012		7,928,970

Gross profit	225,645	1,971,259		2,196,904

Operating expenses:
General and administrative	2,033,502	2,041,276	$433,465	4,508,243
Selling and marketing	4,767,499			4,767,499
Regulatory compliance	557,123			557,123
Reversal of litigation reserve	(261,213)			(261,213)

Total operating expenses	7,096,911	2,041,276	433,465	9,571,652

Loss from operations	(6,871,266)	(70,017)	(433,465)	(7,374,748)
Other income (expense)	139,931	(11,645)		128,286

Net loss	(6,731,335)	(81,662)	(433,465)	(7,246,462)
Less: Cumulative preferred stock dividends	(948,274)			(948,274)
Accretion to redemption value	(4,334,414)			(4,334,414)

Net loss attributable to common stockholders	$(12,014,023)	$(81,662)	$(433,465)	$(12,529,150)

Net loss per share— Basic and diluted	$(2.32)			$(2.42)

Weighted-average shares used in calculating loss per share— Basic and diluted	5,177,660			5,177,660

(A)	Adjustment to recognize the amortization of goodwill resulting from the acquisition of Paragon Health Care Corporation and the amortization of the covenant not to compete, also obtained in connection with the acquisition, over 10-year and 2.5-year periods, respectively.

The potentially dilutive effect of options to purchase 1,689,500 shares and 3,084,500 shares of common stock at prices ranging from $0.46 to $2.00 which were outstanding at December 31, 2000 and June 30, 2001, respectively, has not been included in the diluted net loss per share because the options were antidilutive. The potentially dilutive effect of warrants to purchase 1,111,702 shares and 1,101,460 shares of common stock at prices ranging from $0.01 to $3.00 which were outstanding at December 31, 2000 and June 30, 2001, respectively, has not been included in the diluted net loss per share because the warrants were antidilutive. The potentially dilutive effect of the conversion of 18,602,848 shares of preferred stock has not been included in the diluted net loss calculation because the preferred stock conversion would be antidilutive.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

This table sets forth the estimated expenses in connection with the distribution of the securities being registered hereunder, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee		$17,250
NASD filing fee		7,400
*Nasdaq National Market listing fee		90,500
*Blue Sky fees and expenses
*Printing, engraving, and mailing expenses
*Legal fees and expenses
*Accounting fees and expenses
*Transfer agent and registrar’s fees
*Miscellaneous expenses

Total	$

*  Estimated

Item 14.  Indemnification of Directors and Officers.

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that we will, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”) against expenses, liabilities, and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, we shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding or part thereof was authorized by our board of directors. We have also entered into separate indemnification agreements with our directors that require us, among other things, to indemnify each of them against certain liabilities that may arise by reason of their status or service other than liabilities arising from willful misconduct of a culpable nature.

Part II

The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires an advancement of expenses incurred by an indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to us of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the indemnitee’s heirs, executors, and administrators.

The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

We have agreed to indemnify the underwriters and their controlling persons, and the underwriters have agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.

See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.  Recent Sales of Unregistered Securities.

1.	From March 1998 through April 2001, we granted options to purchase an aggregate of 3,084,500 shares of our common stock to officers, directors, and employees, including options to purchase 914,000 shares that were granted outside any established plan and options to purchase 2,170,500 shares pursuant to our 1999 Stock Incentive Plan.

2.	In October and November 1998, we issued and sold 509,850 shares of our common stock, valued at $2.00 per share, in private placements to approximately 40 individuals and entities for aggregate consideration of approximately $1 million.

3.	On October 7, 1998, in connection with the acquisition of two companies, we issued a total of approximately 2 million shares of our common stock valued at $2.00 per share. In consideration for this issuance, we received all of the outstanding stock of the two acquired companies. The aggregate value of these shares was $5,117,580.

4.	On October 7, 1998, in connection with the acquisition of another company, we issued a total of 200,000 shares of our common stock valued at $3.75 per share. In consideration for this issuance, we received all the outstanding stock of the acquired company. The aggregate value of these shares was $750,000.

Part II

5.	In connection with a bridge financing by S.C. Arm S.A., on November 15, 1998, we issued to S.C. Arm a warrant to purchase 14,500 shares of our common stock at $3.00 per share. In connection with a settlement agreement with S.C. Arm, we issued to S.C. Arm a warrant to purchase 2,500 additional shares of our common stock on the same terms and conditions as the previously issued warrant. The debentures issued in the bridge financing were valued at $29,000 and the warrants were not given a value.

6.	Between June and October 1998, we issued convertible debentures for an aggregate of approximately $716,662 to a group of private investors, including, at the time, three of our directors. In connection with the issuance of these convertible debentures, we granted the investors warrants to purchase an aggregate of approximately 380,000 shares of our common stock at $2.25 per share. The aggregate value of the warrants was $45,744.

7.	In connection with a bridge financing by Commonwealth Associates in the amount of $250,000, we issued to Commonwealth, between December 1998 and March 1999, 150,000 shares of our common stock valued at approximately $1.66 per share.

8.	In connection with a bridge financing by two private investors, on July 1, 1999 we issued to the investors a warrant to purchase an aggregate of 125,000 shares of our common stock at $2.00 per share. Pursuant to anti-dilution provisions contained in each warrant, the warrants became exercisable for an aggregate of 167,786 shares of our common stock at $1.49 per share. On July 1, 1999, each investor was issued another warrant to purchase an aggregate of 75,000 shares of our common stock at $.01 per share. The value attributable to the debentures was $61,000 and the value attributable to the warrants was $64,000.

9.	From March through June 1999, we issued and sold to a group of private investors, including current employees and other individuals, a total of 246,250 shares of our common stock valued at approximately $2.00 per share for services and extension of debt maturity valued at $492,000.

10.	In connection with the settlement of a fee arrangement, we issued warrants to Robb Peck McCooey Clearing Corp. to purchase an aggregate of 50,000 shares of our common stock at $1.10 per share.

11.	On July 19, 1999, we issued and sold 7,727,272 shares of our Series A preferred stock valued at $1.10 per share for $8,500,000 in a private placement to a related group of ten institutional and other private, accredited investors.

12.	On June 21 and July 20, 1999, we converted the above-mentioned debentures previously issued between June and October 1998 into 2,105,120 shares of our common stock.

13.	In connection with our credit facilities agreement with Imperial Bank, on April 4, 2000 we issued warrants to the bank to purchase 85,000 shares of our common stock at $1.10 per share. The warrants were not given a value.

14.	In connection with a bridge financing by a group of our Series A preferred stockholders, on July 6, 2000 we issued to these Series A preferred stockholders warrants to purchase an aggregate of 35,714 shares of our Series B preferred stock valued at $1.40 per share.

15.	On July 31, 2000, we issued and sold 5,714,286 shares of our Series B preferred stock valued at $1.40 per share for $8,000,000 in a private placement to a group of 11 institutional and other private, accredited investors.

16.	On February 6, 2001, we issued and sold 5,161,290 shares of our Series C preferred stock valued at $1.55 per share for $8,000,000 in a private placement to a group of 10 institutional and other private, accredited investors.

Part II

17.	In connection with our credit facilities agreement with Silicon Valley Bank, on June 11, 2001, we issued warrants to the bank to purchase 32,258 shares of our Series C preferred stock at an exercise price of $1.55 per share.

18.	On August 13, 2001, we issued and sold 2,171,427 shares of our Series D preferred stock valued at $1.75 per share for $3,800,000 in a private placement to a group of 12 institutional and other private, accredited investors.

19.	In connection with our equipment loan from General Electric Capital Corporation, on October 4, 2001, we issued warrants to General Electric and Capital Finance Group LLC to purchase 24,194 shares of our common stock at an exercise price of $1.75 per share.

No underwriters were used in connection with the above-described sales and issuances. The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to (1) Rule 701 promulgated thereunder on the basis that certain options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701, or (2) Section 4(2) under the Securities Act as transactions by an issuer not involving a public offering. The recipients of such securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates representing such securities issued in such transactions. All recipients had access to information about us.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits:

Exhibit
No.	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation
3.2	Amended and Restated Bylaws**
4.1	Specimen certificate for shares of common stock*
4.2(a)	Warrant granted to S.C. Arm dated November 15, 1998**
4.2(b)	Warrant granted to S.C. Arm dated March 18, 1999**
4.3	Form of Warrant granted to Note A and Note B Investors**
4.4(a)	Warrant granted to Marquette Venture Partners III, L.P. dated May 7, 1999**
4.4(b)	Warrant granted to Henry Klyce dated May 7, 1999**
4.5(a)	Warrant granted to Marquette Venture Partners III, L.P. dated July 1, 1999**
4.5(b)	Warrant granted to Henry Klyce dated July 1, 1999**
4.6	Form of Warrant granted to Robb Peck McCooey Clearing Corp. and affiliates**
4.7(a)	Warrant granted to Russmir Capital Inc.**
4.7(b)	Warrant granted to Russmir Capital Inc. dated July 27, 1998**
4.8	Form of Warrant granted to Bridge Investors**
4.9	Warrant granted to Imperial Bancorp dated April 24, 2000**
4.10	Warrant granted to Silicon Valley Bank dated June 11, 2001**
4.11(a)	Warrant granted to General Electric Capital Corporation dated October 4, 2001
4.11(b)	Warrant granted to Capital Finance Group LLC dated October 4, 2001

Part II

Exhibit
No.	Description

4.12	Third Amended and Restated Registration Agreement between the Registrant and the signatories thereto dated August 13, 2001**
5.1	Opinion of Snell & Wilmer L.L.P., special counsel to the Registrant*
10.1	Alliance Medical Corporation 1999 Stock Incentive Plan**
10.2	Alliance Medical Corporation 2001 Stock Incentive Plan**
10.3	Employment Agreement between the Registrant and Ricardo M. Ferreira dated July 12, 2001**
10.4	Employment Agreement between the Registrant and Tim Einwechter dated August 10, 1999**
10.5(a)	Loan and Security Agreement between the Registrant and Silicon Valley Bank dated June 11, 2001**
10.5(b)	Intellectual Property Security Agreement between the Registrant and Silicon Valley Bank dated June 11, 2001**
10.5(c)	Intellectual Property Security Agreement between Paragon Health Care Corporation and Silicon Valley Bank dated June 11, 2001**
10.6(a)	Credit and Reimbursement Agreement between the Registrant and Imperial Bank dated April 24, 2000**
10.6(b)	Revolving Credit Promissory Note dated April 24, 2000**
10.6(c)	Term Loan Promissory Note dated April 24, 2000**
10.6(d)	Security Agreement dated April 24, 2000**
10.6(e)	Pledge Agreement dated April 24, 2000**
10.7	Lease Agreement between the Registrant and Bedford Property Investors, Inc. dated September 23, 1999**
10.8	Medical Devices Recyclables Agreement between the Registrant and BFI Waste Systems of North America, Inc. dated April 30, 1998**
10.9	Form of Reprocessing Services Agreement**
10.10	Form of Indemnification Agreement between the Registrant and its directors and their affiliated funds**
10.11	Severance Agreement between the Registrant and Vern Feltner dated June 1, 2001**
10.12(a)	Master Security Agreement between the Registrant and General Electric Capital Corporation dated October 4, 2001
10.12(b)	Form of Promissory Note
16.1	Letter from Nelson Lambson & Co. PLC regarding change in certifying accountant**
21.1	Subsidiaries of the Registrant**
23.1	Consent of Nelson Lambson & Co. PLC
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as exhibit 5.1)
24.1	Powers of attorney**

*	To be filed by amendment

**	Previously filed with the Commission on August 23, 2001 as an exhibit to the Registrant’s Registration Statement on Form S-1.

(b)  Financial Statement Schedules:

None.

Part II

Item 17.  Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers, and controlling persons under the provisions of our certificate of incorporation, bylaws or laws of the State of Delaware or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake to provide to the underwriters at the closing, specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We undertake that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II

SIGNATURES

Under the requirements of the Securities Act of 1933, Alliance Medical Corporation has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on this 10th day of October, 2001.

ALLIANCE MEDICAL CORPORATION

By:	/s/ RICARDO M. FERREIRA

Name: Ricardo M. Ferreira
Title: President and Chief Executive Officer

Under the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ RICARDO M. FERREIRA Ricardo M. Ferreira	President, Chief Executive Officer (Principal Executive Officer) and Director	October 10, 2001
/s/ * Tim Einwechter	Chief Financial Officer (Principal Financing and Accounting Officer)	October 10, 2001
/s/ * Henry Klyce	Chairman of the Board of Directors	October 10, 2001
/s/ * Janet G. Effland	Director	October 10, 2001
/s/ * James J. Bochnowski	Director	October 10, 2001
/s/ * Peter H. McNerney	Director	October 10, 2001
/s/ * Terence E. Winters	Director	October 10, 2001
/s/ * Anthony G. Viscogliosi	Director	October 10, 2001
By: /s/ RICARDO M. FERREIRA Attorney-in-fact

Exhibit Index

Exhibit
No.	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation
3.2	Amended and Restated Bylaws**
4.1	Specimen certificate for shares of common stock*
4.2(a)	Warrant granted to S.C. Arm dated November 15, 1998**
4.2(b)	Warrant granted to S.C. Arm dated March 18, 1999**
4.3	Form of Warrant granted to Note A and Note B Investors**
4.4(a)	Warrant granted to Marquette Venture Partners III, L.P. dated May 7, 1999**
4.4(b)	Warrant granted to Henry Klyce dated May 7, 1999**
4.5(a)	Warrant granted to Marquette Venture Partners III, L.P. dated July 1, 1999**
4.5(b)	Warrant granted to Henry Klyce dated July 1, 1999**
4.6	Form of Warrant granted to Robb Peck McCooey Clearing Corp. and affiliates**
4.7(a)	Warrant granted to Russmir Capital Inc.**
4.7(b)	Warrant granted to Russmir Capital Inc. dated July 27, 1998**
4.8	Form of Warrant granted to Bridge Investors**
4.9	Warrant granted to Imperial Bancorp dated April 24, 2000**
4.10	Warrant granted to Silicon Valley Bank dated June 11, 2001**
4.11(a)	Warrant granted to General Electric Capital Corporation dated October 4, 2001
4.11(b)	Warrant granted to Capital Finance Group LLC dated October 4, 2001
4.12	Third Amended and Restated Registration Agreement between the Registrant and the signatories thereto dated August 13, 2001**
5.1	Opinion of Snell & Wilmer L.L.P., special counsel to the Registrant*
10.1	Alliance Medical Corporation 1999 Stock Incentive Plan**
10.2	Alliance Medical Corporation 2001 Stock Incentive Plan**
10.3	Employment Agreement between the Registrant and Ricardo M. Ferreira dated July 12, 2001**
10.4	Employment Agreement between the Registrant and Tim Einwechter dated August 10, 1999**
10.5(a)	Loan and Security Agreement between the Registrant and Silicon Valley Bank dated June 11, 2001**
10.5(b)	Intellectual Property Security Agreement between the Registrant and Silicon Valley Bank dated June 11, 2001**
10.5(c)	Intellectual Property Security Agreement between Paragon Health Care Corporation and Silicon Valley Bank dated June 11, 2001**
10.6(a)	Credit and Reimbursement Agreement between the Registrant and Imperial Bank dated April 24, 2000**
10.6(b)	Revolving Credit Promissory Note dated April 24, 2000**
10.6(c)	Term Loan Promissory Note dated April 24, 2000**
10.6(d)	Security Agreement dated April 24, 2000**
10.6(e)	Pledge Agreement dated April 24, 2000**
10.7	Lease Agreement between the Registrant and Bedford Property Investors, Inc. dated September 23, 1999**
10.8	Medical Devices Recyclables Agreement between the Registrant and BFI Waste Systems of North America, Inc. dated April 30, 1998**
10.9	Form of Reprocessing Services Agreement**

Exhibit
No.	Description

10.10	Form of Indemnification Agreement between the Registrant and its directors and their affiliated funds**
10.11	Severance Agreement between the Registrant and Vern Feltner dated June 1, 2001**
10.12(a)	Master Security Agreement between the Registrant and General Electric Capital Corporation dated October 4, 2001
10.12(b)	Form of Promissory Note
16.1	Letter from Nelson Lambson & Co. PLC regarding change in certifying accountant**
21.1	Subsidiaries of the Registrant**
23.1	Consent of Nelson Lambson & Co. PLC
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Snell & Wilmer L.L.P. (included in the opinion filed as exhibit 5.1)
24.1	Powers of attorney**

*	To be filed by amendment

**	Previously filed with the Commission on August 23, 2001 as an exhibit to the Registrant’s Registration Statement on Form S-1.